Longs Drugs

Live healthy. Live happy. Live Longs.

ARS

Longs Drug Stores Corporation
Fiscal Year Ended January 29, 2004

- **2004 Letter to Stockholders**
- **Notice of Annual Meeting and Proxy Statement**
- **2004 Annual Report on Form 10-K**

Description of Business

Longs Drug Stores Corporation has a long history of serving the health and well-being needs of consumers. Founded in California in 1938, Longs operates a chain of drug stores and provides pharmacy benefit management (PBM) services through its wholly owned subsidiary, RxAmerica. A Fortune 500 Company, Longs Drug Stores Corporation was listed on the New York Stock Exchange under the stock symbol LDG in 1971. Company headquarters are located in Walnut Creek, California.

Drug Stores

Longs is one of the most recognized retail drug store chains on the West Coast and in Hawaii. The Company operated 470 drug stores at the end of Fiscal 2004 located in California, Hawaii, Washington, Nevada, Colorado and Oregon. Longs has established a reputation for providing an inviting environment that promotes health and wellness through its pharmacy services and product offering, including over-the-counter medications, wide assortments of health and beauty products, greeting cards and seasonal goods as well as convenience merchandise and services.

Longs also entered one of the fastest growing distribution channels for prescription drugs in 2003 through the acquisition of a mail order pharmacy, American Diversified Pharmacies (ADP).

Pharmacy Benefit Management

Through its wholly-owned subsidiary, RxAmerica, Longs provides pharmacy benefit management services including plan design, formulary management and claims processing for third party health plans and other organizations throughout the U.S. Located in Salt Lake City, Utah, RxAmerica covers approximately 4.5 million lives.

www.Longs.com

Internet prescription services and health information are available on the Company's web site. Investor information is also available on this site.

Longs Drugs

To Our Stockholders:

Fiscal 2004 was another challenging year due to a weak economy and high unemployment in the Western states in which we operate. Despite the difficult business environment, we accomplished a great deal toward strengthening our competitive position and building a foundation for more profitable growth longer term. Our organizational changes, new technology systems and improved store operations have all contributed to our ability to increase the value we offer our customers in price, service and convenience.

Total consolidated sales increased 2.3 percent to $4.53 billion in Fiscal 2004 compared with sales of $4.43 billion reported in the prior year. Approximately 46 percent of our sales were generated by the pharmacy and 54 percent were generated by the front end of our stores.

Net income for the 52 weeks ended January 29, 2004 was $29.8 million, or $0.79 per diluted share, compared with income before the effect of an accounting change related to the adoption of Statement of Financial Accounting Standards No. 142 reported in the previous year of $31.3 million, or $0.82 per diluted share.

We opened 18 new stores, relocated one store, closed three stores and remodeled 20 stores last year. Net capital expenditures for the year totaled $104.3 million. We generated $122.1 million in net cash from operations and have sufficient liquidity to fund our capital expenditures and strategic initiatives.

Our balance sheet remains strong and we ended the year with debt to total capital of 22.4 percent. During the year, we amended our unsecured revolving credit facility. Among other things, the amendment increased the size of the facility from $150 million to $195 million, improved the flexibility of the covenants and increased our ability to repurchase shares of Longs common stock. Our revolving line of credit expires in October and we intend to renew it. In addition, principal payments for private placement notes totaling $41.9 million are due this year and we plan to include those obligations in our refinancing.

In April 2003 we acquired American Diversified Pharmacies, a mail order pharmacy business. We gained immediate market entry in one of the fastest growing distribution channels for prescription drugs. The acquisition was accretive during the first year of operation.

Also during the year, we repurchased 1.36 million shares of our common stock at an average share price of $14.66. Current authorization by the Board of Directors allows us to repurchase approximately 1.5 million additional shares.

Strategic Initiatives

We have made significant progress on the strategic initiatives outlined in my letter to you last year. I am very pleased to report on the progress we have made.

Supply Chain

We continue to make progress on upgrading our supply chain systems and processes to improve merchandise replenishment as well as our visibility into in-stock position, merchandise mix, product movement and margins. During the year, we installed a new distribution management system at our facility serving Northern California and will install the same system at our facility serving Southern California this year. Our plan over the next two years includes implementing merchandise and inventory management systems.

Pharmacy Profitability

Another important initiative is improving our pharmacy profitability. We are committed to increasing our profit per prescription despite the continued margin pressure created by third party payors. During the past year, we have increased our utilization of robotics, centralized our purchasing and enhanced our prescription fill center capabilities. In addition, we replaced our pharmacy system with a more efficient one that is simpler to use and more reliable.

Front End Sales

We have become more disciplined about our merchandise focus through the centralization of merchandising, procurement and marketing. We have focused our merchandise assortments and better aligned our prices to improve our competitive position in over-the-counter medications and health and beauty products.

We have completed the installation of full service, customer oriented digital photo technology in a total of 400 stores. This investment responds to the continued migration to digital as the preferred choice of an increasing number of our customers. Longs now has one of the most competitive offerings of digital photo capabilities.

Customer Service

Longs enjoys very strong relationships with our customers and we want to make this an even stronger attribute. During the past year, we have enhanced our customer service standards and are measuring our performance on the attributes that our customers think are important.

Operational Efficiency

We have developed new and more efficient operational processes that have helped us reduce expenses while improving our performance. The successful completion of our initiative to realign our corporate office and support areas contributed to our expense improvement.

We have centralized the procurement of all office, store supplies and equipment, which reduced our supply expenses for the year. We have also reduced the time and cost required to merchandise new stores and prepare them for opening.

We are making progress on our initiative to improve the cash flow performance of 25 underperforming stores as well as improve the performance of stores opened in the last three years. The cash flow has improved in total for both groups. Thus far, we have closed one of these underperforming stores.

We have invested in the upgrade, modification and replacement of many of our technology systems. We completed the rollout of new point-of-sale and handheld wireless systems in all of our stores.

Our work process improvement initiatives at the store level are on track and we will continue to refine them. We expect more improvement as the use of these workflow standards becomes a routine part of our daily operations.

Store Remodels

We have initiated the first large scale remodeling program in the history of Longs. Twenty stores were remodeled in Fiscal 2004 and we plan to remodel up to 40 more stores in the current year. This is a very important initiative for us. Our remodeling efforts aggressively pursue points of differentiation in the areas that our customers have given us the authority to serve. Data from our consumer research as well as the feedback from employees and customers have been very positive.

Our remodeled stores are designed to create a more exciting shopping experience for our customers while improving our productivity and efficiency. We have achieved a fresh new look with wider aisles, brighter lighting and signage, along with the use of color that makes our stores easier to navigate. Our pharmacy area is designed to encourage interaction between customers and our well-trained professionals. The design allows us to more effectively respond to a broader range of customer needs from private consultations to advice about over-the-counter medications. Our larger and more contemporary beauty department also captures the authority we have with our customers.

Management Changes

We have built a stronger management team and have made a great deal of progress in better aligning our organizational structure and our incentives with our goals. Our structure is increasingly more centralized and our incentive compensation programs are aligned with performance.

During the year, we promoted nearly 300 experienced and highly qualified people into store manager and assistant manager positions. The opportunity to promote so many talented people was made possible by the Voluntary Separation Program completed last Fall. Our new, enthusiastic and committed managers further strengthen our already strong store management team.

Richard W. Dreiling joined Longs as Executive Vice President, Chief Operations Officer in July 2003. He brings 34 years of retail experience to Longs and is responsible for all store operations, distribution, construction and asset protection.

Bruce E. Schwallie was promoted to Executive Vice President, Chief Merchandising Officer in July 2003. He had joined Longs in 2002 as Senior Vice President of Pharmacy and Business Development and is now responsible for the integration of pharmacy and front-end marketing and merchandising. He also continues to be responsible for RxAmerica, our wholly owned Pharmacy Benefit Management (PBM) subsidiary.

Joseph Smoliga, Jr. joined Longs as Vice President of Distribution and Logistics in November of 2003. He is responsible for the operation of our three distribution centers and the logistics of merchandise deliveries.

Timothy A. Hansen joined Longs as Vice President of Real Estate in January of 2004. He is responsible for all real estate transactions, market analysis and planning, site selection and lease negotiations.

We are confident that we have a full complement of talent and experience on our senior management team as well as the commitment required in store operations to achieve our strategic initiatives.

Board of Director Changes

Robert M. Long became Chairman Emeritus in August 2003. He was appointed Chairman of the Board in 1991, succeeding Joseph M. Long, who along with Thomas J. Long founded Longs Self Service Drugs in 1938. Since his first leadership role as president in 1975, Longs Drugs has grown from a chain of 82 stores generating annual sales of $340 million to a chain of 470 stores generating sales of $4.5 billion. Bob Long has served on the Board of Directors since 1968 and we are pleased that a member of the founding family will continue to serve as a member of our Board.

Ronald A. Plomgren did not stand for reelection to the Board of Directors this year. Ron Plomgren, 70, retired as Senior Vice President of Development and Chief Financial Officer of Longs in 2000. We appreciate Ron's 55 years of service to Longs and thank him for the contributions he has made while serving on our Board of Directors since 1972.

Frederick E. Trotter did not stand for reelection to the Board of Directors this year. Fred Trotter, 73, has served on our Board since 1989. We very much appreciate the special contributions Fred has made toward the growth of Longs, particularly his wisdom and insights into Hawaii.

Outlook

Future trends point toward continued growth in demand for prescription drugs through the introduction of new drugs, increased utilization of prescription drugs in the treatment of illnesses and the aging of America. We have a strong pharmacy business that will participate in these trends.

Shorter term, we anticipate that Fiscal 2005 will be another challenging year due to the uncertainty of the economy in the markets we serve. We believe it will eventually improve, but at a more gradual rate than the rest of the country. We are strengthening our competitive positioning while focusing on our profitability and productivity initiatives. We believe we are gaining some ground in a tough economy and that increases our confidence about our future.

Within the past year, we have challenged, evaluated and examined nearly every aspect of our fundamental business model. We accomplished a great deal, but we still have a lot more to do to strengthen our operations. This is a process, not an event. Our focus remains squarely on building a foundation for profitable long-term growth.

Our initiatives for the current year continue to focus on responding to the changing needs of our customers while improving our productivity and profitability.

- We are proceeding with our merchandise strategy to increase front-end sales by rationalizing assortments and making our merchandise offering more effective, productive and meaningful to our customers.
- We will remodel up to 40 stores this year to create a more exciting shopping experience for our customers while improving our productivity and efficiency.
- We want to deliver superior customer service on the attributes that our customers think are important.
- Improving our pharmacy profitability remains an important initiative despite the continued margin pressure created by third party payors.
- We are pursuing further cost reductions that better leverage our operating and administrative expenses.
- We will continue to install time and attendance, labor scheduling and labor forecasting systems in our stores.
- We remain committed to improving the cash flow performance of underperforming stores.
- We remain committed to reducing working capital by $50 million on an equivalent store basis while improving the quality of the inventory at the store level.
- Upgrading our technology will remain an important initiative both in our stores and in our supply chain.
- We will continue to develop a safety culture at Longs. Although our number of work related injuries has declined, we want to create an even safer workplace.
- We will continue to enhance the diversity of our work force. We want our store management and associates to reflect the diversity of the communities in which we live and serve.

One cannot speak of the continued progress we are making at Longs without acknowledging the 22,900 employees who make this possible. It is people who turn technology, business practices and strategies into performance. In the end, it is all about people serving the most important people of all – our customers. In doing that, we deliver value to our customers and to you, our valued stockholders.

Warren F. Bryant
Chairman, President and
Chief Executive Officer

April 12, 2004

Longs Drugs

Executive Offices
141 North Civic Drive
Walnut Creek, California 94596

NOTICE OF THE 2004 ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Longs Drug Stores Corporation will be held at the Shadelands Arts Center, 111 North Wiget Lane (at Ygnacio Valley Road), Walnut Creek, California, on Tuesday, May 25, 2004 at 11:00 a.m., Pacific Daylight Time, for purposes of:

- electing three directors;
- considering and voting on a stockholder proposal;
- ratifying our board of directors' appointment of Deloitte & Touche LLP as our independent auditors for the fiscal year ending January 27, 2005; and
- transacting such other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on Thursday, April 1, 2004 will be entitled to vote at the meeting and any adjournment or postponement of the meeting.

If you are unable to be present, you can vote your shares by either telephone or the Internet or by signing the enclosed proxy card and returning it in the enclosed postage paid envelope.

Walnut Creek, California
April 16, 2004

By Order of the Board of Directors,

William J. Rainey

WILLIAM J. RAINEY
Secretary

WE URGE STOCKHOLDERS TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR TO VOTE OVER THE INTERNET OR BY TELEPHONE.

PROXY STATEMENT

Proxy

TABLE OF CONTENTS

Longs Drugs

Executive Offices
141 North Civic Drive
Walnut Creek, California 94596

PROXY STATEMENT

About the Annual Meeting

As one of our stockholders, you are being asked to vote on the following matters: (1) the election of three directors; (2) a stockholder proposal; and (3) the ratification of the appointment of our independent auditors for the fiscal year ending January 27, 2005. Your proxy is being solicited on behalf of our board of directors. The approximate date on which this proxy statement and form of proxy are first being sent or given to our stockholders is April 16, 2004. Longs Drug Stores Corporation operates primarily through Longs Drug Stores California, Inc., a wholly-owned subsidiary. References to "we," "us," "our" or our "company" in this proxy statement include, as appropriate, Longs Drug Stores Corporation and its subsidiaries.

Who is entitled to vote at the annual meeting?

Only stockholders of record at the close of business on April 1, 2004 will be entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the meeting. Each share is entitled to one vote on matters to be acted upon at the annual meeting. As of April 1, 2004, we had 37,395,394 shares of common stock outstanding.

How do I vote my shares at the annual meeting?

If you are a "record" stockholder of our common stock (that is, if you hold common stock in your own name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services), you may complete and sign the accompanying proxy card and return it to us or deliver it in person. In addition, you may vote through the Internet or by using a toll-free telephone number by following the instructions included with your proxy card. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for stockholders of record will close at 10:00 a.m., Pacific Daylight Time, on May 24, 2004.

"Street name" stockholders of our common stock (that is, stockholders who hold our common stock through a broker or other nominee) who wish to vote at the annual meeting will need to obtain a proxy form from the institution that holds their shares and to follow the voting instructions on that form.

If you are a participant in our Employee Savings and Profit Sharing Plan, you will receive a proxy card for all shares that you own through this plan. The proxy card will serve as a voting instruction card for the trustees or administrators of the plan. If you own shares through the plan and do not vote, the plan trustees will vote your plan shares in the same proportion as shares for which instructions were received under the plan.

Can I change my vote after I return my proxy card or after I vote electronically or by telephone?

You may revoke your proxy at any time before its exercise by filing with our corporate secretary a written revocation or a duly executed proxy bearing a later date. You may also revoke your proxy by attending the annual meeting and voting in person.

What constitutes a quorum for purposes of the annual meeting?

The inspector of elections will tabulate votes cast by proxy or in person at the annual meeting. The inspector of elections will also determine whether or not a quorum is present. In general, Maryland law provides that the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the annual meeting for the election of directors and for the other proposals. The inspector of elections will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

What vote is required to approve each item?

Directors will be elected by a plurality of the votes cast that are present in person or represented by proxy. Abstentions, withheld votes and broker non-votes will not affect the election of directors. Approval of the stockholder proposal requires the affirmative vote of a majority of the votes present, in person or by proxy, and entitled to vote on the proposal. Broker non-votes will not be counted as shares voted on this proposal and will not affect the voting on this proposal. Abstentions will have the same effect as a vote against this proposal. Ratification of the appointment of our independent auditors requires the affirmative vote of a majority of the votes present, in person or by proxy, and entitled to vote on the proposal. Any proxy that is returned using the form of proxy enclosed, which is not marked as to a particular item, will be voted for the election of the director nominees, against the stockholder proposal, for the ratification of the appointment of the designated independent auditors and, as the proxy holders deem advisable, on other matters that may come before the annual meeting.

What information do I need to attend the annual meeting?

You will need an admission ticket to attend the annual meeting. If you are a record stockholder who received a paper copy of this proxy statement, an admission ticket is included with the mailing and is attached to the proxy card. If you are a street name stockholder or otherwise did not receive an admission ticket, you can bring proof of stock ownership, such as a bank or brokerage account statement or a statement indicating your holdings in our Employee Savings and Profit Sharing Plan, to the annual meeting. If you arrive at the annual meeting without an admission ticket, we will admit you only if we are able to verify that you are a Longs stockholder.

How does the board of directors recommend that I vote my shares?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our board of directors. Our board's recommendation is set forth together with the description of each item in this proxy statement. In summary, the board recommends a vote:

- FOR the directors' proposal to elect the nominated directors, as set forth on page 4 of this proxy statement;
- AGAINST the stockholder proposal, as set forth on page 6 of this proxy statement; and
- FOR the directors' proposal to ratify the appointment of our independent auditors, as set forth on page 8 of this proxy statement.

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote as recommended by our board of directors or, if no recommendation is given, in their own discretion in the best interests of our company and our stockholders. At the date this proxy statement went to press, our board of directors had no knowledge of any business other than that described in this proxy statement that would be presented for consideration at the annual meeting.

Who will bear the expense of soliciting proxies?

The entire cost of solicitation of proxies will be borne by us. We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies from brokers, banks, institutions and other stockholders for an anticipated fee of approximately $4,000, plus reasonable out-of-pocket costs and expenses. Our directors, officers and regular employees may solicit proxies by mail, electronic mail, telephone or personal interview without additional compensation. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

Is there any other information that I should know about?

Stockholder Proposals

Under the rules of the Securities and Exchange Commission, in order for a stockholder's proposal to be considered for inclusion in our proxy statement for the 2005 annual meeting of stockholders, such proposal must be received at our executive offices at 141 North Civic Drive, Post Office Box 5222, Walnut Creek, California 94596-1222, Attention: Corporate Secretary, no later than the close of business on December 17, 2004. In addition, our bylaws provide for the timing and content of notice which stockholders must provide to our corporate secretary for the nomination of directors or other proposals to be properly presented at a stockholders meeting. Pursuant to these provisions, notice of any such nomination or proposal must be received by us not less than 90 days prior to the date of the meeting.

Financial Statements

We are mailing our Annual Report on Form 10-K, which includes financial statements for the fiscal year ended January 29, 2004, to all stockholders concurrently with the mailing of this proxy statement. A copy of our Form 10-K for such fiscal year (as well as a copy of our Code of Business Conduct and Ethics) may be obtained without charge by writing to Longs Drug Stores Corporation, Attention: Corporate Treasurer, 141 North Civic Drive, Walnut Creek, California 94596-3858.

I. PROPOSALS

Proposal 1.

Election of Directors

Our board of directors currently consists of twelve members, divided into three classes. As a result of our board of directors' general policy not to renominate as directors individuals who are current or former employees (except for the Chairman and Chief Executive Officer) or individuals who would be age 72 or older as the date of their election or subsequent re-election, Ronald A. Plomgren, a current director and our former Senior Vice President – Development and Chief Financial Officer, and Frederick E. Trotter, who will be older than age 72 on the date of this annual meeting, have not been renominated for additional terms. As a result, the number of directors will be reduced by two immediately prior to the opening of the vote at the annual meeting (both in the class to be elected). In order to keep the number of directors in each class approximately the same, we are renominating at this annual meeting Donald L. Sorby, Ph.D., our Lead Director, whose current term does not expire until the 2005 annual meeting; therefore, you will be asked to elect three directors. If elected, the terms of the three nominated directors will expire at our 2007 annual meeting of stockholders. Our seven directors not up for election will continue to serve as set forth below.

The proxy holders will vote the proxies received by them for the following three nominees for the terms set forth below and until their successors are duly elected and qualified, unless authorization to vote for election of directors has been withheld. The three nominees receiving the greatest number of votes will be elected as our directors. Robert M. Long, Harold R. Somerset and Donald L. Sorby, Ph.D. have each consented to being named as a nominee and to serve, if elected. In the event that any nominee is unable to serve, the proxy holders will vote the proxies for another person designated by our board of directors.

Information with Respect to Nominees and Continuing Directors

The following table sets forth, as of April 1, 2004, information as to persons who serve as our directors.

Name	Age	Position	Term Expires
Warren F. Bryant	58	Chairman, President and CEO	2006
Donald L. Sorby, Ph.D.	70	Lead Director	2005
Leroy T. Barnes, Jr.	52	Director	2005
William L. Chenevich	60	Director	2005
Murray H. Dashe	61	Director	2006
Duane E. Knapp	56	Director	2005
Robert M. Long	65	Director	2004
Mary S. Metz, Ph.D.	66	Director	2006
Ronald A. Plomgren	70	Director	2004
Harold R. Somerset	68	Director	2004
Frederick E. Trotter	73	Director	2004
Anthony G. Wagner	61	Director	2006

Nominees for Reelection at this Annual Meeting (Terms to Expire 2007)

Robert M. Long, 65, retired as our Chairman of the Board in 2003 and had served in that capacity since 2000. Prior to that, he was our Chairman of the Board and Chief Executive Officer from 1991 to 2000. He has been one of our directors since 1968.

Harold R. Somerset, 68, has been a business consultant since 1994. Mr. Somerset was our Vice Chairman from October 2002 to February 2003 and our interim President and Chief Executive Officer from February 2002 to October 2002. He has been one of our directors since 1992.

Donald L. Sorby, Ph.D., 70, has been our Lead Director since 2002. Dr. Sorby has been a pharmaceutical consultant and Dean Emeritus of the School of Pharmacy, University of the Pacific, since 1995. Dr. Sorby chairs the Governance and Nominating Committee and is a member of the Compensation Committee. He has been one of our directors since 1995.

Directors with Terms Expiring in 2006

Warren F. Bryant, 58, has been our President and Chief Executive Officer since 2002 and our Chairman of the Board since 2003. He was Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Prior to that, from 1996 to 1999, he was President and Chief Executive Officer of Dillon Companies, Inc., a retail grocery chain and subsidiary of The Kroger Co. He has been one of our directors since 2002.

Murray H. Dashe, 61, has been Chairman of the Board, Chief Executive Officer and President of Cost Plus, Inc., a specialty retailer of casual home living and entertaining products, since February 1998. He was Vice Chairman and President of Cost Plus, Inc. from 1997 to February 1998. Mr. Dashe is a member of the Audit and Finance Committee. He has been one of our directors since 2002.

Mary S. Metz, Ph.D., 66, has been President of S.H. Cowell Foundation, a California non-profit public benefit corporation, since 1999. She was Dean of U.C. Berkeley Extension from 1991 to 1998. Dr. Metz is a director of PG&E Corporation, UnionBanCal Corporation and SBC Communications, Inc. Dr. Metz is a member of the Audit and Finance Committee and the Governance and Nominating Committee. She has been one of our directors since 1991.

Anthony G. Wagner, 61, became the Chief Executive Officer of Hospital Systems of the San Francisco Department of Public Health in 2001 and retired in 2003. He was Chief Executive Officer of Community Health Network of San Francisco from 1998 to 2001. He was Executive Administrator of Laguna Honda Hospital from 1988 to 1998. Mr. Wagner chairs the Compensation Committee and is a member of the Governance and Nominating Committee. He has been one of our directors since 1999.

Directors with Terms Expiring in 2005

Leroy T. Barnes, Jr., 52, has been Vice President and Treasurer of PG&E Corporation, an energy-based holding company, since 2001. He was Vice President and Treasurer of Gap, Inc., a retail clothing company, from 1997 to 2001. Mr. Barnes is a director of The McClatchy Company. Mr. Barnes chairs the Audit and Finance Committee and is a member of the Governance and Nominating Committee. He has been one of our directors since 2002.

William L. Chenevich, 60, has been Vice Chairman of U.S. Bancorp, a financial holding company, since 1999. He was Group Executive Vice President of Visa International from 1994 to 1999. Mr. Chenevich is a director of VeriSign, Inc. Mr. Chenevich is a member of the Audit and Finance Committee. He has been one of our directors since 1999.

Duane E. Knapp, 56, has been President of BrandStrategy, Inc., which advises leading brands world-wide and specializes in creating and implementing successful BrandStrategy™ Doctrines, since 1992. He is a member of the Audit and Finance Committee and the Compensation Committee. He has been one of our directors since 2002.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF MESSRS. LONG, SOMERSET AND SORBY.

Proposal 2.

Stockholder Proposal Regarding an Independent Chairman of the Board

Proponents' Proposal

Each of St. Pius V Parish, 1919 S. Ashland Avenue, Chicago, Illinois 60608-2994, owner of 200 shares of our common stock, and The General Board of Pension and Health Benefits of the United Methodist Church, 1201 Davis Street, Evanston, Illinois 60201-4118, owner of 9,800 shares of our common stock, has proposed the adoption of the following identical resolution and has furnished the following identical statement in support of its proposal:

"RESOLVED: The shareholders of Longs Drug Stores California, Inc. urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as Chairman of the Board of Directors."

The following is the supporting statement of the Proponents in connection with their proposal:

"The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the challenges facing our company. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at Longs Drug Stores California, Inc.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at Longs Drug Stores California, Inc. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Andrew Grove, chairman of Intel Corporation, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (BusinessWeek, November 11, 2002)

Corporate boards should separate the role of chairman and chief executive, according to a McKinsey & Co. survey of 180 US directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion. Nearly 70% of those polled said a CEO should not run the board. (Financial Times, May 28, 2002)

We believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management."

Our Response to the Proponents' Proposal

Our board of directors unanimously recommends a vote against this proposal for the reasons set forth below.

Our board has been, and continues to be, a strong proponent of independent leadership at the board level. In this regard, our board has appointed an independent Lead Director and has adopted bylaws and Corporate

Governance Guidelines that ensure independent board leadership whether or not the Chairman and Chief Executive Officer roles are separated. Because we already have an independent Lead Director with broad board leadership authority and responsibilities, we believe that we have secured any advantages that would flow from the separation of the Chairman and Chief Executive Officer offices. In fact, an independent study of over 5,000 publicly traded U.S. corporations reveals that only 2.9% of corporations that have established an independent Lead Director, as we have done, have also separated the Chairman and Chief Executive Officer offices. The proponents would have us join that small group of companies.

We believe authorities upon which the proponents rely actually support our independent Lead Director structure. In their supporting statements, the proponents suggest that the National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism (the "NACD Commission") and CalPERS favor the separation of the Chairman and Chief Executive Officer positions. However, the requirements for board independence of both the NACD Commission and CalPERS are satisfied *by **either** the separation of Chairman and Chief Executive Officer positions **or** by the appointment of an independent Lead Director*. Therefore, notwithstanding the proponents' statements, we satisfy the board independence requirements of both the NACD Commission and CalPERS.

The NACD Commission states that a board should ensure that an independent board leader is charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board [which do not include management]; setting the agenda with the CEO; and leading the board in anticipating and responding to crises . . ." CalPERS states that "[w]hen the chair of the board also serves as the company's chief executive officer, the board [should designate] – formally or informally – an independent director who acts in a lead capacity to coordinate the other independent directors." Under our Corporate Governance Guidelines, these duties and more are assigned to our Lead Director. See Appendix A for a copy of our Corporate Governance Guidelines.

Furthermore, our bylaws give our board the flexibility, based upon our board's determination of what is in the best interests of our company and stockholders, to either separate the offices of Chairman and Chief Executive Officer or combine the offices of Chairman and Chief Executive Officer. In fact, if the positions are combined, our bylaws require the appointment of an independent Lead Director. In contrast, the proposed amendment to our bylaws would limit the flexibility of our board to act in the manner it determines would best serve stockholders' interests and to organize its functions and conduct its business in the manner it deems most efficient. Notably, the March 2000 TIAA-CREF Policy Statement on Corporate Governance recognizes the need for a board to have flexibility in organizing its functions.

In addition to having an independent Lead Director, our board's Audit and Finance Committee, Compensation Committee, and Governance and Nominating Committee are each comprised solely of independent directors and are vested with extensive authority and responsibilities. Moreover, the charters of the Compensation Committee and the Governance and Nominating Committee and our Corporate Governance Guidelines provide for the review at least annually of the performance and compensation of our Chief Executive Officer. See Appendices C, D and A to this proxy statement for copies of the charters of these committees and our Corporate Governance Guidelines. For the reasons stated above, we believe that the independent insight, advice and counsel that each outside, independent director contributes to our company would not be enhanced by requiring that the Chairman of the Board be an independent director.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

Proposal 3.

Ratification of Independent Auditors

We engaged the firm of Deloitte & Touche LLP as our independent auditors for the fiscal year ended January 29, 2004. The board of directors, on recommendation of our Audit and Finance Committee, has retained the firm for the current fiscal year. We expect representatives of Deloitte & Touche LLP to be present at our annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE RETENTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JANUARY 27, 2005.

II. CORPORATE GOVERNANCE AND RELATED MATTERS

CORPORATE GOVERNANCE GUIDELINES

Our board of directors has adopted the Longs Drug Stores Corporation Corporate Governance Guidelines (the "Guidelines") to address significant corporate governance issues. The Guidelines provide a framework for our corporate governance initiatives and cover topics including, but not limited to, board and committee composition, director compensation, director tenure, limitation on other board service, stock ownership guidelines for directors and officers and CEO succession planning. A copy of our Guidelines appears in Appendix A and can be viewed on our website at www.longs.com/governance.html. Please note that the information on our website is not incorporated by reference in this proxy statement.

The Guidelines provide that a majority of the members of the board must meet the criteria for independence as required by the listing standards of the New York Stock Exchange (the "NYSE"). The Governance and Nominating Committee reviews annually the relationships that each director has with our company. Following such annual review, only those directors who our board of directors affirmatively determines have no material relationship with our company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company) are considered independent directors, subject to additional qualifications prescribed under the listing standards of the NYSE. Along those lines, our board of directors has determined that Messrs. Barnes, Chenevich, Dashe, Knapp, Somerset, Sorby, Trotter and Wagner and Ms. Metz, constituting a majority of the directors, are independent in accordance with applicable law and NYSE rules. In making that determination, the board of directors applied the following standards, in addition to any relevant facts and circumstances:

- A director who is our employee, or whose immediate family member is one of our executive officers, is not independent until three years after the end of such employment relationship; *provided, however,* that employment as an interim chief executive officer shall not disqualify a director from being considered independent following that employment.
- A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation; *provided, however,* compensation received by a director for former service as an interim chief executive officer shall not be considered in determining independence.
- A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of our company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.

- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
- A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

In addition, each member of our three standing committees of our board of directors will be independent under the rules of the NYSE, and each member of our Audit and Finance Committee will also meet the independence requirements set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics which is designed to help directors and employees resolve ethical issues in an increasingly complex global business environment. The Code of Business Conduct and Ethics applies to all directors and employees, including the Chief Executive Officer, the Chief Financial Officer, the Controller and any other employee with any responsibility for the preparation and filing of documents with the Securities and Exchange Commission. The Code of Business Conduct and Ethics covers topics including, but not limited to, compliance with laws and regulations, conflicts of interest, confidentiality, financial reporting and public communications, health and safety matters and employment practices. A copy of the Code of Business Conduct and Ethics is available at our corporate governance website located at www.longs.com/governance.html. Please note that the information on our website is not incorporated by reference in this proxy statement. We may post amendments to or waivers of the provisions of the Code of Business Conduct and Ethics, if any, made with respect to any of our directors and executive officers on that website.

BOARD OF DIRECTORS' MEETINGS, COMMITTEES AND FEES

During the fiscal year ended January 29, 2004, our board of directors met ten times. During fiscal 2004, each director attended more than 75% of all meetings of the board of directors and the committees upon which he or she served. Board members are expected to attend our annual meetings. At our 2003 annual meeting of stockholders, all members of our board and nominees for election to our board were present. We have three standing committees of our board of directors: the Audit and Finance Committee, the Compensation Committee and the Governance and Nominating Committee.

Lead Director

Our bylaws provide that if at any time our chairman of the board shall be an executive officer or former executive officer or for any reason shall not be an independent director, a lead director shall be selected by the board's independent directors from among the directors who are not one of our executive officers or former executive officers and are otherwise independent. Since our current chairman of the board is our chief executive officer, our board has appointed a lead director. In the absence of our chairman of the board of directors, our lead director presides as chairman of meetings of our board and our board's executive committee. Our lead director also performs such other duties as are assigned to him. Donald L. Sorby, Ph.D., has been our lead director since 2002.

Audit and Finance Committee

At its November 2003 meeting, the board combined the Audit and Compliance Committee and the Finance and Strategic Planning Committee into the Audit and Finance Committee. The new Audit and Finance Committee operates pursuant to a charter, which was adopted in March 2004 and is attached to this proxy statement as Appendix B. The charter can also be viewed on our website on www.longs.com/governance.html. Please note that the information on our website is not incorporated by reference in this proxy statement. The new charter requires that the Audit and Finance Committee be comprised of at least three members, all of whom shall satisfy the independence requirements of the NYSE and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 and be financially literate as determined by our board of directors in its business judgment or must become financially literate within a reasonable period of time after his or her appointment to this committee. In addition, at least one member must be an "audit committee financial expert," as defined by the Securities and Exchange Commission. The new charter also provides that the Audit and Finance Committee will consider at least annually whether we should rotate independent auditing firms. The current committee members are Leroy T. Barnes, Jr., who is the Chairperson, William L. Chenevich, Murray H. Dashe, Duane E. Knapp, Mary S. Metz, Ph.D. and Frederick E. Trotter, all of whom meet the independence requirements of the NYSE and the applicable laws. Mr. Harold Somerset, who was appointed to the Audit and Finance Committee in 2003 and resigned from this committee on March 2, 2004, was originally appointed to the Audit and Finance Committee in 2003 pursuant to the "override" provision of Section 303.02(D) of the New York Stock Exchange Listing Standards which allowed for the appointment of one member who was an officer at our company during the prior three years and, accordingly, would not be deemed "independent." Mr. Somerset was our interim Chief Executive Officer from February 26, 2002 until October 30, 2002 and our Vice Chairman until February 21, 2003. With respect to Mr. Somerset's appointment, our board of directors determined in its business judgment that because of Mr. Somerset's extensive industry and business expertise, his membership on the Audit and Finance Committee was in the best interests of our company and our stockholders. Our board has determined that Messrs. Barnes and Dashe are audit committee financial experts as defined by the rules of the Securities and Exchange Commission.

The new committee charter gives the Audit and Finance Committee the authority and responsibility for the appointment, compensation, retention and general oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by our independent auditors and resolution of any disagreements between management and the independent auditor regarding financial reporting. The Audit and Finance Committee Charter also gives this committee broader authority to fulfill its obligations under SEC and NYSE requirements. The Audit and Finance Committee meets with our management and our independent auditors to review and discuss: (A) major issues regarding accounting principles and financial statement presentation, including any major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; (B) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of our financial statements; and (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements. This committee also meets periodically with our internal auditors to discuss among other things, any issues that the internal auditor believes warrant audit committee attention. The Audit and Finance Committee examines, at least annually, the independence and quality control procedures of our independent auditors and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to us. In addition, among its other responsibilities, the Audit and Finance Committee reviews our annual and quarterly reports on Forms 10-K and 10-Q and our earnings releases before they are published. This committee, including its predecessors, the Audit and Compliance Committee and the Finance and Strategic Planning Committee, met nine times during the fiscal year ended January 29, 2004. See the Report of the Audit and Finance Committee beginning on page 13 of this proxy statement for more information.

Compensation Committee

The Compensation Committee Charter is available on our corporate governance website at www.longs.com/governance.html. Please note that the information on our website is not incorporated by reference in this proxy statement. The Compensation Committee Charter requires that this committee be comprised of at least two directors as determined by our board, none of whom shall be an employee of our company and each of whom shall (1) satisfy the independence requirements of the NYSE, (2) be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and (3) be an "outside director" under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended. The current members of this committee are Anthony G. Wagner, who is the Chairperson, Duane E. Knapp, Donald L. Sorby, Ph.D., and Frederick E. Trotter, all of whom meet the independence requirements of the NYSE. The Compensation Committee establishes compensation for our executive officers and administers our long-term incentive plans. This committee also establishes the compensation of officers and reviews the compensation of our directors. This committee met eight times during the fiscal year ended January 29, 2004.

Governance and Nominating Committee

The Governance and Nominating Committee Charter is available on our corporate governance website at www.longs.com/governance.html. Please note that the information on our website is not incorporated by reference in this proxy statement. The responsibilities of the Governance and Nominating Committee include:

- Identification of qualified candidates to become our board members and CEO;
- Selection of nominees for election as directors at the next annual meeting of stockholders or any special meeting of stockholders at which directors are to be elected;
- Selection of candidates to fill any vacancies on our board of directors;
- Development and recommendation to our board of directors of a set of corporate governance guidelines and principles applicable to our company;
- Oversight of the evaluation of our board, the board committees and management; and
- Review of the effectiveness of the functioning of our board and its committees.

This committee is to be comprised of at least three directors all of whom (a) shall be "independent" as defined in the rules of the NYSE and (b) shall have experience, in the business judgment of our board, that would be helpful in addressing the matters delegated to this committee. The current members of this committee are Donald L. Sorby, Ph.D., who is the Chairperson, Leroy T. Barnes, Jr., Mary S. Metz, Ph.D., and Anthony G. Wagner, all of whom meet the independence requirements of the NYSE.

When considering candidates for director, this committee takes into account a number of factors, including the following:

- Whether the candidate brings to our board a variety of expertise, experience and diversity;
- Substantial experience outside the business community in the professional, public, academic or scientific communities;
- Conflicts of interest;
- Experience in corporate governance, experience in our industry and/or experience as a board member of another publicly-held company; and
- Whether the candidate is an employee or a former employee of our company.

This committee will consider qualified candidates submitted by stockholders applying the criteria for candidates described above and considering the additional information referred to below. Stockholder recommendations may be submitted to our corporate secretary not less than 90 days prior to the annual meeting of stockholders and include, in addition to the information required by our bylaws:

- If the recommending security holder or any member of the recommending security holder group is a natural person, whether the recommended director candidate is not the recommending security holder, a member of the recommending security holder group, or a member of the immediate family of the recommending security holder or any member of the recommending security holder group;

- If the recommending security holder or any member of the recommending security holder group is an entity, whether the recommended director candidate or any immediate family member of the recommended director candidate has been an employee of the recommending security holder or any member of the recommending security holder group during the then-current calendar year or during the immediately preceding calendar year;
- Whether the recommended director candidate or any immediate family member of the recommended director candidate has, during the year of the nomination or the immediately preceding calendar year, accepted directly or indirectly any consulting, advisory or other compensatory fee from the recommending security holder or any member of the group of recommending security holders or any affiliate of any such holder or member, provided that compensatory fees would not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with such holder or any such member (provided that such compensation is not contingent in any way on continued service);
- Whether the recommended director candidate is an executive officer or director (or person fulfilling similar functions) of the recommending security holder or any member of the recommending security holder group, or of an affiliate of the recommending security holder or any such member of the recommending security holder group; and
- Whether the recommended director candidate controls the recommending security holder or any member of the recommending security holder group (or in the case of a holder or member that is a fund, an interested person of such holder or any such member as defined in Section 2(a)(19) of the Investment Company Act).

This committee met seven times during the fiscal year ended January 29, 2004. At its August 18, 2003 meeting, our board changed the name of the Nominating Committee to be the Governance and Nominating Committee.

Executive Sessions

Non-management directors meet regularly in executive sessions without management. "Non-management" directors are all those who are not our officers and include directors, if any, who are not "independent" by virtue of the existence of a material relationship with us. Executive sessions are led by our Lead Director. An executive session is held in conjunction with each regularly scheduled board meeting and other sessions may be called by the Lead Director in his or her own discretion or at the request of the board. Dr. Sorby has been designated as our Lead Director.

Contacting the Board of Directors

Any stockholder may contact our board or individual members of our board by sending written or email communications to the care of the Corporate Secretary of our company at Longs Drug Stores Corporation, 141 North Civic Drive, Walnut Creek, California 94596, or brainey@longs.com. The Corporate Secretary of our company will collect and forward all such communications, as appropriate, to our board or specified board member.

Directors' Compensation

Directors who are also employees receive no additional compensation for their services as directors. Each other member of the board of directors is paid an annual retainer of $34,000 plus a fee of $1,000 for each day of attendance at a board meeting. The Lead Director receives an additional annual retainer of $10,000. Each director who is not one of our employees receives $1,000 for each committee meeting attended where an agenda is distributed and preparation is required. Each committee chairperson receives an additional annual fee of $5,000 for each such position held, and each committee member receives an additional annual fee of $1,000 for each committee upon which he or she serves. Each committee member receives a fee of $250 for each minor telephonic committee meeting or each minor committee meeting in which he or she participates. The chairperson is responsible for designating any meetings that are to be considered as "minor."

In addition to the above compensation, in May 2003, the board of directors made stock grants to each of the ten directors who were not one of our employees. Such directors were granted 200 shares if they were continuing their existing terms after the 2003 annual meeting of stockholders and did not stand for re-election at such meeting. Directors were granted 300 shares if they were re-elected at the 2003 annual meeting of stockholders. The closing price of the shares on the date of the grant was $15.11.

On March 2, 2004, our board adopted a policy to compensate non-employee directors who are invited to attend meetings of committees by the Chairpersons of such committees or the Lead Director in order that such committee may secure the benefits of such invited director's expertise and counsel. Pursuant to this policy, invited non-employee directors receive a meeting fee equal to the fee that a member of such committee receives for attendance at any such meeting.

Board of Directors Compensation Philosophy

Our board of directors believes that, in order to attract and retain qualified board members, directors should receive cash and equity compensation commensurate with that paid to directors at other companies of similar size in the same or comparable industries (peer companies). An appropriate level of equity compensation will help align board compensation with the interest of our stockholders. In order to determine the appropriate level of compensation, our board of directors will evaluate compensation paid by relevant peer companies and information provided by independent compensation experts. Generally, our board of directors intends to review board compensation levels following each annual meeting of stockholders at which directors are elected and recommend any necessary adjustments in cash and equity compensation.

AUDIT AND FINANCE COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

The purpose of the Audit and Finance Committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of our internal audit function and independent auditor. This committee is also directly responsible for the appointment of our independent auditors.

The Audit and Finance Committee acts under a written charter adopted and approved by our board of directors on March 2, 2004, and attached to this proxy statement as Appendix B. Each member of the Audit and Finance Committee is "independent" as defined by the rules of the NYSE. One member, Mr. Somerset, who was appointed to the Audit and Finance Committee in 2003 and resigned from this committee on March 2, 2004 was not considered "independent" under the rules of the NYSE at the time of his appointment. Mr. Somerset was originally appointed to the Audit and Finance Committee in 2003 pursuant to the "override" provision of Section 303.02(D) of the New York Stock Exchange Listing Standards which allowed for the appointment of one member who was a company officer during the prior three years and accordingly would not be deemed "independent." Mr. Somerset was our interim Chief Executive Officer from February 26, 2002 until October 30, 2002 and our Vice Chairman until February 21, 2003. With respect to Mr. Somerset's appointment, our board of directors determined in its business judgment that because of Mr. Somerset's extensive industry and business expertise, his membership on the Audit and Finance Committee was in the best interests of our company and our stockholders.

Our board of directors has determined that Messrs. Barnes and Dashe are financial experts as defined by the rules of the Securities and Exchange Commission. The Audit and Finance Committee held nine meetings during fiscal 2004. The Audit and Finance Committee designed the meetings to, among other things, facilitate and encourage communication among this committee, management, internal auditors and our independent auditors, Deloitte & Touche LLP.

The Audit and Finance Committee oversees our financial reporting process on behalf of our board of directors. Management has the responsibility for the preparation, presentation and integrity of the financial statements as well as the financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. Our independent auditors, Deloitte & Touche LLP, are responsible for performing an independent audit of our annual financial statements, reviewing our quarterly financial statements and expressing an opinion on the conformity of the annual financial statements with generally accepted accounting principles. The Audit and Finance Committee's responsibility is to monitor and review these processes. However, members of the Audit and Finance Committee are not professionally engaged in the practice of accounting or auditing nor are they experts in the fields of accounting or auditing, including, with respect to auditor independence. The Audit and Finance Committee relies, without independent verification, on the information provided to it and on the representations made by management and our independent auditors. In fulfilling its oversight responsibilities, the Audit and Finance Committee:

- Reviewed and discussed with management our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 29, 2004;
- Discussed with our independent auditors matters required to be discussed with audit committees under auditing standards generally accepted in the United States of America, including, among other things, matters related to the conduct of the audit of our consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (*Communication with Audit Committees*);
- Received from our independent auditors the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "*Independence Discussions with Audit Committees*" and discussed with our independent auditors their independence from us;
- Discussed with our internal and independent auditors the overall scope and plans for their respective audits;
- Met with our internal and independent auditors, with and without management present, to discuss the results of their examinations and their evaluations of our internal controls; and
- Considered whether the provision by the independent auditors of non-audit services is compatible with maintaining the independence of the auditors.

In reliance on the reviews and discussions referred to above and subject to the limitations on our role and responsibilities referred to in the Audit and Finance Committee Charter, the Audit and Finance Committee recommended to our board of directors that our audited financial statements be approved and included in our Annual Report on Form 10-K for the fiscal year ended January 29, 2004 filed with the Securities and Exchange Commission. The Audit and Finance Committee has selected Deloitte & Touche LLP as our independent auditors for the fiscal year ending January 27, 2005.

Leroy T. Barnes, Jr., Chairperson
Mary S. Metz, Ph.D.
William L. Chenevich
Murray H. Dashe
Duane E. Knapp
Frederick E. Trotter

Independent Auditor Information

The following table summarizes fees paid to Deloitte & Touche LLP for the fiscal years ended January 29, 2004 and January 30, 2003:

	Fiscal Year Ended	
	January 29, 2004	January 30, 2003
Audit Fees	$455,000	$ 478,000
Audit Related Fees	52,000	51,000
Tax Fees	437,000	834,000
All Other Fees	—	20,000
Total Fees	$944,000	$1,383,000

- *Audit Related Fees* include amounts related to the audits of the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan, and other accounting and reporting consultations.
- *Tax Fees* include amounts related to the reviews of our federal and state income tax returns, tax advice and consultation, tax planning, assistance with identifying and claiming wage and other tax credits and assistance filing for changes in tax accounting methods.
- *All Other Fees* in fiscal 2003 represent amounts paid for a consulting project.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In May 2003, the Audit and Finance Committee amended the policy for pre-approval of audit and non-audit services performed by our independent auditors. This policy specifically prohibits our independent auditors from performing any of the services set forth in Section 201(a) of the Sarbanes-Oxley Act of 2002 or any additional prohibited services as specified by the Public Company Accounting Oversight Board. These prohibited services include: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing; (6) management functions; (7) human resources; (8) broker-dealer, investment adviser or investment banking services; (9) legal services; and (10) certain expert services. Further, the Audit and Finance Committee must pre-approve all non-audit services, including tax services, provided to us by our independent auditors. The Audit and Finance Committee may delegate authority to grant pre-approvals to one or more designated members of this committee. This committee also reviews all non-audit services performed by our independent auditors, and the associated fees, at each regularly scheduled quarterly meeting. We have not applied a *de minimis* exception to our pre-approval policy for any of the fees paid to Deloitte & Touche LLP since the adoption of the policy in August 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own ten percent or more of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and ten percent or greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports and written representations from the reporting persons, we believe that for the fiscal year ended January 29, 2004, our executive officers, directors and greater than ten percent stockholders filed on a timely basis all reports due under Section 16(a) of the Securities Exchange Act of 1934, except that Frederick E. Trotter did not timely file a Form 4 Statement of Changes of Beneficial Ownership of Securities, reflecting the sale of shares of our common stock through a bankruptcy trustee on September 25, 2003. Mr. Trotter reported this sale on a Form 4 Statement of Changes of Beneficial Ownership of Securities on November 19, 2003.

III. SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table presents the number of shares of our common stock owned beneficially as of April 1, 2004 by each director and director nominee, our Chief Executive Officer and the other four most highly compensated executive officers for the fiscal year ended January 29, 2004, our directors and executive officers as a group and all other persons known by us to beneficially own more than 5% of our common stock.

	Shares Beneficially Owned(1)	
Name	Common Stock	% of Class
Robert M. Long	2,116,694(2)	5.7%
J.M. Long Foundation	825,958(3)	2.2%
Vera M. Long Foundation	323,541(4)	*
Ariel Capital Management, Inc.	4,909,452(5)	13.1%
Dimensional Fund Advisors, Inc.	2,289,000(6)	6.1%
Leroy T. Barnes, Jr.	700	*
Warren F. Bryant	59,693	*
William L. Chenevich	5,700	*
Murray H. Dashe	900	*
Duane E. Knapp	4,100	*
Michael M. Laddon	7,968	*
Steven F. McCann	52,765	*
Mary S. Metz	1,860	*
Ronald A. Plomgren	381,869(7)	*
William J. Rainey	10,113	*
Bruce E. Schwallie	30,274	*
Harold R. Somerset	10,900	*
Donald L. Sorby	1,900	*
Frederick E. Trotter	200	*
Anthony G. Wagner	1,200	*
All directors and executive officers as a group (21 persons)	2,496,932(8)	6.7%
Employee Savings and Profit Sharing Plan	7,162,689(9)	19.2%

* Less than 1%

(1) The address for all beneficial owners of more than five percent of our stock is P.O. Box 5222, Walnut Creek, California 94596-1222, unless noted otherwise. Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the

Securities and Exchange Commission. Beneficial ownership also includes the shares of restricted stock held by executive officers, for which they have voting power. See note 2 to the Summary Compensation Table on page 30 for a list of shares of restricted stock held by these executive officers. Shares shown as beneficially owned include shares subject to options which are presently exercisable or which will become exercisable on or before May 31, 2004, as follows: Warren F. Bryant –57,500 shares; Michael M. Laddon – 7,750 shares; Steven F. McCann – 35,950 shares; William J. Rainey – 10,000; Bruce E. Schwallie – 20,000; and all directors, nominees and executive officers as a group – 211,450 shares. The persons named in this table have sole voting and investment power with respect to the shares indicated, unless otherwise noted. These shares are subject to community property laws, where applicable.

(2) Includes 72,561 shares held in fiduciary capacity for family members for which Robert M. Long has sole voting and investment power and 82,542 shares held in fiduciary capacity for family members for which Robert M. Long has shared voting and investment power. Also includes 825,958 shares held by the J.M. Long Foundation and 323,541 shares held by the Vera M. Long Foundation for which Robert M. Long shares voting and investment power. Excludes 15,445 shares held by family members. Robert M. Long disclaims beneficial ownership of all shares referenced above in this footnote 2.

(3) Robert M. Long serves as a co-trustee of the J.M. Long Foundation and shares investment and voting power over these 825,958 shares. These shares are not included in the table for Mr. Long and he disclaims beneficial ownership of these shares.

(4) Robert M. Long serves as a co-trustee of the Vera M. Long Foundation and shares investment and voting power over these 323,541 shares. These shares are not included in the table for Mr. Long and he disclaims beneficial ownership of these shares.

(5) Pursuant to a Schedule 13G/A filed on February 13, 2004, Ariel Capital Management, Inc., in its capacity as an investment advisor, reported that it has sole voting power for 4,075,815 shares and sole dispositive power for 4,905,822 shares. The address of Ariel Capital Management, Inc. is 200 E. Randolph Drive, Suite 2900, Chicago, Illinois 60601.

(6) Pursuant to a Schedule 13G filed on February 6, 2004, Dimensional Fund Advisors, Inc. reported that it has sole voting and dispositive power for 2,289,000 shares. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Dimensional Fund Advisors Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and disclaims beneficial ownership of the shares of our company that it holds.

(7) Includes 323,541 shares held by the Vera M. Long Foundation for which Ronald A. Plomgren shares voting and investment power. Mr. Plomgren disclaims beneficial ownership of these shares.

(8) Includes 825,958 shares held by the J.M. Long Foundation and 323,541 shares held by the Vera M. Long Foundation. Includes 72,561 shares held in fiduciary capacity for family members for which Robert M. Long has sole voting and investment power and 82,542 shares held in fiduciary capacity for family members for which Robert M. Long has shared voting and investment power.

(9) Merrill Lynch Trust Company of California is trustee of the Employee Savings and Profit Sharing Plan. Shares allocated to a plan member's account are voted by the plan member. Shares that are not allocated to a plan member's account and shares that are allocated to a plan member's account but for which the trustee does not receive timely voting instructions are voted by the trustee in the same proportion as those shares which the trustee properly receives directions. On April 1, 2004, there were 40,827 unallocated shares in the plan. Participants in the Employee Savings and Profit Sharing Plan have the right to direct the trustee as to the voting of the shares of our common stock that have been allocated to their respective stock accounts and as such have voting power with respect to these shares. The beneficial ownership of each executive officer who is a participant in the plan includes the shares held in that person's stock account under the plan. The aggregate number of shares included for all executive officers is 9,989 and the maximum included for any individual participant in the plan is 21,642.

IV. EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following "Compensation Committee Report" and "Performance Graph" are not "soliciting materials," are not deemed filed with the SEC and are not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

COMPENSATION COMMITTEE REPORT

The Compensation Committee consists of four members of our board of directors, all of whom satisfy the independence requirements of the NYSE. Each member of the Compensation Committee also meets the definition of "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934 and is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code ("Section 162(m)"). The Compensation Committee has overall responsibility for our executive and director compensation policies and practices, and the Compensation Committee's functions include:

- Determining the compensation of our Chief Executive Officer;
- Approving all other executive officers' compensation, including salary and payments under our bonus program, in each case based in part upon the recommendation of our Chief Executive Officer;
- Granting awards under our long-term incentive plans;
- Managing and periodically reviewing all of our annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans;
- At least annually, reviewing our compensation philosophy; and
- Annually reviewing director compensation and recommending to the full board for approval the form and amount of director compensation.

In March 2004, our board of directors approved the amendment and restatement of our Compensation Committee charter in response to the recent adoption of revised NYSE requirements, and a copy of the revised charter is attached to this proxy statement as Appendix C.

COMPENSATION PHILOSOPHY

In compensating our executive officers, including our Chief Executive Officer, our policy has been to employ a compensation program under which our executives are paid competitive base salaries and under which a significant portion of compensation is tied to our short-term and long-term performance. The Compensation Committee believes this approach is a key factor in attracting and retaining capable leadership and provides an appropriate incentive to senior management to continually strive to increase our long-term profitability and stockholder value. The major components of executive compensation consist of base salary, short-term incentive bonuses and awards under our long-term incentive plans. In determining the total compensation of our executive officers, the Compensation Committee considers appropriate factors, such as our performance and relative stockholder return, the elements and value of similar incentive awards provided to the executive officers at comparable companies and the awards previously provided to the applicable executive officer. With respect to the long-term incentive component of the compensation of our executive officers, we believe that a meaningful portion should be in the form of equity-based incentives.

BASE SALARY

During fiscal 2004, base annual salaries for our executive officers were set at levels that the Compensation Committee believes, based on its study of publicly available comparative industry data, were competitive with our relevant peer group of companies. We intend to benchmark our executive officers' base annual salaries each year against a relevant peer group of companies in order to continue to attract and retain qualified executives. The companies surveyed for this comparison have included selected peer group companies included in the chart appearing under "Stock Performance Graph" on page 23, and certain additional grocery and general merchandise retailers, although the precise group of companies surveyed may vary slightly from year to year.

SHORT-TERM INCENTIVES

The second component of executive compensation is our bonus program that is effected through our 2003 Executive Incentive Plan. Under the 2003 Executive Incentive Plan, executive officers can earn an annual bonus based on our achievement of predetermined objective financial criteria established annually by the Compensation Committee. The 2003 Executive Incentive Plan is designed to produce compensation that the Compensation Committee believed was fair and competitive for senior management when compared against our relevant peer group of companies. Bonus payments under this plan may be made not only in cash, but also in our stock or options to purchase our stock, as determined by the Compensation Committee. Pursuant to the 2003 Executive Incentive Plan, the specific financial objectives that are used to determine bonus compensation for fiscal 2004 were: (i) operating income (before bonus and taxes); (ii) front end same store sales growth; and (iii) same store prescription count growth. Minimum operating performance thresholds were pre-established by the Compensation Committee for each of these objectives and must be achieved before any bonus tied to a particular financial objective is awarded to an executive officer. Each of our executive officers is assigned a "target bonus" at the beginning of the fiscal year, expressed as a percentage of his or her base salary. In fiscal 2004, this "target bonus" was 80% of base salary for the Chief Executive Officer and ranged from 40% to 60% of base salary for the other executive officers. If the specific financial objectives are met, each executive officer's bonus is equal to the target bonus. If the specific financial objectives are not met, bonuses are determined as a declining percentage of target bonuses depending on the extent of the shortfall. No bonus is paid under the 2003 Executive Incentive Plan if our company fails to achieve predefined minimum performance levels. Conversely, if financial objectives are exceeded, then each executive officer can earn a bonus in excess of the target bonus determined as an increasing percentage of the target bonus depending on the extent of the performance in excess of the target. In fiscal 2004, the maximum bonus was two and one-half times the target bonus for the Chief Executive Officer and two times the target bonus for the other executive officers. Fiscal 2004 financial objectives used to determine the bonuses for our executive officers resulted in a payout of 23.84% of the target bonus for each executive, except in the event an executive has been guaranteed a greater bonus amount pursuant to his or her employment agreement.

The 2003 Executive Incentive Plan is intended to permit our payment and award of qualified "performance-based" compensation that will not be subject to the deduction limitations of Section 162(m).

LONG-TERM INCENTIVES

The third component of executive compensation is the granting of equity-based awards under our 1995 Long-Term Incentive Plan. Awards under the plan can include restricted stock, stock options, performance shares and stock appreciation rights. Historically, we have granted stock options and restricted stock under the plan to, among others, executive officers, key general office employees and key store employees, and in November 2003 we granted options to our executive officers as detailed in the table on page 31 of this proxy statement. Equity-based awards are intended to motivate our executive officers, key employees and other employees to improve the long-term performance of our common stock, and we, therefore, believe that significant equity-based compensation helps create a vital long-term partnership between our executive officers and other stockholders. In fact, our Corporate Governance Guidelines sets forth our executive officer stock ownership policy. Since we award stock options having an exercise price equal to the market price of our common stock at the time of grant, the option grants provide value only when the price of our common stock increases above that price, thereby tying awards to the future performance of our common stock. Restricted stock awards also serve to directly tie compensation to our performance since an increase in the stock price results in a benefit to the holder of our restricted stock. In addition, because our stock options and restricted stock generally vest over a period of four years and require the holder to remain employed by us until the time of vesting, this form of compensation is intended to assist us in retaining our executive officers and other key employees in order to sustain positive performance on a multi-year basis. The Compensation Committee has based the size of awards under the plan primarily on the position and general level of responsibility of the recipient with reference to competitive grant practices of our relevant peer group of companies. The Compensation Committee also considers subjective factors on a case-by-case basis, as it believes to be in our and our stockholders' best interests.

On April 23, 2003, the Compensation Committee approved a Performance Based Restricted Stock Grant program for our executive officers. This program provides our executive officers with the opportunity to receive restricted stock grants if a closing share price goal is met and sustained over a five consecutive trading day period during the fiscal year. The closing price goals set by the Compensation Committee were $25.00 for fiscal 2004, $30.00 for fiscal 2005 and $35.00 for fiscal 2006. If the share price goals are attained, then the number of shares of restricted stock set forth in the table below are granted to the participants. If the share price goals are not attained, then shares are not granted, and the opportunity to receive such shares is forfeited. The restricted share opportunity for each executive is as follows:

	Number of Shares		
Participant	**Fiscal 2004**	**Fiscal 2005**	**Fiscal 2006**
Martin A. Bennett	5,500	5,500	5,500
Michael M. Laddon	6,500	6,500	6,500
Steven F. McCann	7,533	7,533	7,533
William J. Rainey	8,067	8,067	8,067
Bruce F. Schwallie	7,000	7,000	7,000
Todd J. Vasos	6,500	6,500	6,500
Linda M. Watt	5,667	5,667	5,667

For any restricted stock grants made under this program, 34% of such shares vest immediately, an additional 33% of such shares vest on the first anniversary of the grant date (subject to employment of the participant by us on such date) and the remaining 33% of such shares vest on the second anniversary of the grant date (subject to employment of the participant by us on such date). The $25.00 stock price goal for a period of five consecutive trading days during fiscal 2004 was not attained, and therefore no shares were granted under this program during fiscal 2004.

Compensation of the Chief Executive Officer

In October 2002, the Compensation Committee approved an employment contract with Warren F. Bryant to serve in the position of President and Chief Executive Officer. Under this contract, Mr. Bryant's annual base salary was set at $750,000 for fiscal 2004. The Compensation Committee also approved a one-time employment bonus of $300,000 and a grant of 230,000 stock options under the 1995 Long-Term Incentive Plan, which Mr. Bryant received in fiscal 2003. The Compensation Committee approved an annual target bonus for Mr. Bryant of 80% of Mr. Bryant's base salary.

Pursuant to the 2003 Executive Incentive Plan, the specific financial objectives that are used to determine the bonus compensation for Mr. Bryant for fiscal 2004 are: (i) operating income (before bonus and taxes); (ii) front end identical store sales growth; and (iii) same store prescription count growth. Minimum operating performance thresholds were pre-established by the Compensation Committee for each of these objectives and must be achieved before any bonus tied to a particular financial objective is awarded to Mr. Bryant. Mr. Bryant was assigned a "target bonus" at the beginning of the fiscal year equal to 80% of his base salary in fiscal 2004. If the specific financial objectives are met, Mr. Bryant's bonus is equal to the target bonus. If the specific financial objectives are not met, Mr. Bryant's bonus is determined as a declining percentage of his target bonus depending on the extent of the shortfall. Conversely, if financial objectives are exceeded, then Mr. Bryant can earn a bonus in excess of the target bonus determined as an increasing percentage of the target bonus depending on the extent of the performance in excess of the target, up to a maximum of two and one-half times the target bonus. Fiscal 2004 financial objectives used to determine the bonus for Mr. Bryant resulted in a payout of 23.84% of the target bonus for Mr. Bryant.

Mr. Bryant agreed to waive payment of the minimum $400,000 annual bonus for fiscal 2004 provided under his employment agreement. In return, we agreed to pay Mr. Bryant a retention bonus if, prior to December 1, 2004, he does not resign (other than for good reason (as defined in his employment agreement)) and his employment is not terminated for cause (as defined in his employment agreement). The retention bonus shall be payable before December 1, 2004 if, prior to such date, Mr. Bryant terminates his employment for good reason, we terminate his employment other than for cause, his employment terminates by reason of his death, or a change in control (as defined in his employment agreement) occurs. The amount of the retention bonus is $260,000 and represents the approximate difference between $400,000 and the fiscal 2004 annual bonus paid to Mr. Bryant based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2004.

On April 23, 2003, the Compensation Committee approved a Performance Based Restricted Stock Grant program for our Chief Executive Officer. This program provides our Chief Executive Officer with the opportunity to receive restricted stock grants if a closing share price goal is met and sustained over a five consecutive trading day period during the fiscal year. The closing price goals set by the Compensation Committee were $25.00 for fiscal 2004, $30.00 for fiscal 2005 and $35.00 for fiscal 2006. If the share price goals are attained, then shares are granted. If the goals are not attained, then shares are not granted and the opportunity to receive such shares is forfeited. The restricted share opportunity for our Chief Executive Officer was 16,167 shares in fiscal 2004, 16,167 shares in fiscal 2005 and 16,166 shares in fiscal 2006. For any restricted stock grants made under this program, 34% of such shares vest immediately, an additional 33% of such shares vest on the first anniversary of the grant date (subject to employment of our Chief Executive Officer by us on such date) and the remaining 33% of such shares vest on the second anniversary of the grant date (subject to employment of our Chief Executive Officer by us on such date). The $25.00 stock price goal for a period of five consecutive trading days during fiscal 2004 was not attained, and therefore no shares were granted under this program during fiscal 2004.

On August 19, 2003, our board approved the application of our relocation policy for officers and key employees pursuant to which we arranged for a third party to purchase Mr. Bryant's home in South Lebanon, Ohio at an agreed upon price based on the average of no less than two appraisals. Upon completion of the purchase of Mr. Bryant's home in Ohio, we paid to Mr. Bryant fifty percent of the amount by which Mr. Bryant's cost (i.e., original purchase price plus the costs of any improvements) of such home exceeded the sales price (grossed up with respect to applicable federal, state and local taxes), or $107,139.

The compensation arrangements for our new Chief Executive Officer were established in light of the compensation philosophy described above and upon the recommendations of outside experts.

Deductibility of Compensation Expenses

Section 162(m) limits federal income tax deductions for compensation paid by us to our Chief Executive Officer and four other most highly compensated executive officers to $1 million per officer per year, unless it is qualified "performance-based" compensation. To qualify as "performance-based" compensation, compensation must be paid pursuant to an incentive plan the material terms of which have been approved by stockholders and must satisfy certain other conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. We have endeavored to structure our compensation plans to achieve maximum deductibility under Section 162(m) with minimal sacrifices in flexibility and corporate objectives. However, the Compensation Committee believes that the payment of compensation that is subject to the deduction limitations of Section 162(m) could be in our best interests and, while the Compensation Committee will consider tax deductibility as one of its factors in determining compensation, it may not limit compensation to those levels or types of compensation that will be deductible.

CONCLUSION

The Compensation Committee believes that long-term stockholder value is enhanced by corporate and individual performance achievements. Through the plans and policies described above, a significant portion of our executive compensation is based on corporate and individual performance, as well as competitive pay practices. The Compensation Committee believes equity compensation, in the form of stock options and restricted stock, is vital to the long-term success of Longs. The Compensation Committee also believes that long-term stockholder value was enhanced in fiscal 2004 by the corporate and individual performance achievements of our executives.

Anthony G. Wagner, Chairperson
Duane E. Knapp
Donald L. Sorby, Ph.D.
Frederick E. Trotter

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the five-year cumulative total return for our common stock, the Russell 2000 Index and the Russell 2000 Consumer Staples Index, each of which assumes an initial value of $100 and reinvestment of dividends. The Russell 2000 Index consists of the smallest 2,000 companies in the Russell 3000 Index in terms of market capitalization. The Russell 2000 Consumer Staples Index is a capitalization-weighted index of companies that provide products directly to consumers that are typically considered non-discretionary items based on consumer purchasing habits, and our common stock is included in this index. The past performance of our common stock is not an indication of future performance.



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Longs Drug Stores Corporation
Russell 2000
Russell 2000 Consumer Staples

	Years Ended					
	Jan99	Jan00	Jan01	Jan02	Jan03	Jan04
Longs Drug Stores Corporation	100	57.17	67.02	62.17	60.93	65.53
Russell 2000	100	117.74	122.09	117.70	91.96	145.31
Russell 2000 Consumer Staples	100	79.35	95.65	122.77	101.49	135.58

EQUITY COMPENSATION PLAN INFORMATION

Effective January 29, 2004

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders	1,701,555	$22.00	1,080,887(1)
Equity Compensation Plans Not Approved by Stockholders	2,273,435	$22.00	680,315(2)
Total	3,974,990	$22.00	1,761,202

(1) Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the 1995 Long-Term Incentive Plan. In any fiscal year, no individual may receive

awards under the 1995 Long-Term Incentive Plan of more than: 500,000 shares as restricted stock (750,000 shares in connection with initial employment); 300,000 shares pursuant to stock appreciation rights (500,000 in connection with initial employment); or 300,000 performance shares (500,000 in connection with initial employment).

(2) Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the Non-Executive Long-Term Incentive Plan.

Equity Compensation Plan Not Approved by Stockholders

The Non-Executive Long-Term Incentive Plan, which has not been approved by our stockholders, authorizes the issuance of 3,000,000 shares of common stock in the form of nonqualified stock options, restricted stock and other stock awards. Awards may only be granted to our employees who are not our officers, directors or other "insiders."

Generally, options are granted with an exercise price not less than 100% of the closing market price on the date of the grant. Options generally vest over a period of up to four years and have a maximum term of 10 years. The plan contains provisions for automatic vesting upon a change of control.

Restricted Stock awards are valued at fair market value at the date of grant and are recorded as compensation expense over the vesting period. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, vesting in the shares is generally dependent on continued employment for periods of one to five years.

CHANGE IN CORPORATE CONTROL AGREEMENTS, EMPLOYMENT AGREEMENTS AND OTHER AGREEMENTS

Change in Corporate Control Agreements

We had previously entered into agreements with Messrs. Schwallie, Laddon, McCann and Rainey, providing for certain severance benefits in the event of the severance of the employment of such executive officers following a change in corporate control. Effective June 26, 2003, each of Messrs. Schwallie, Laddon, McCann and Rainey entered into amended change in control agreements. Under each agreement, severance is payable upon a company-initiated termination within two years following a change in corporate control, a termination initiated by the applicable executive officer with good reason within 180 days following a change in corporate control (with good reason defined as a material and detrimental alteration in the applicable executive officer's position, responsibilities, compensation or benefits from those in effect immediately prior to the change in corporate control) or a termination initiated by the applicable executive officer for any reason after 180 days after a change in corporate control and within two years following a change in corporate control. The definition of change in corporate control means: (i) stockholder approval of our dissolution or liquidation or the commencement of a bankruptcy case or our involuntary dissolution; (ii) a sale, transfer or other disposition of all or substantially all of our assets; (iii) a change in the composition of our board of directors affecting the majority of the members within a 24 month period; (iv) the consummation of a merger or consolidation of us into another entity or any other corporate reorganization or sale of shares if more than 50% of the combined voting power of the continuing or surviving entity's securities is owned by persons who owned less than 25% of our voting power immediately prior to the event in question; or (v) a transaction in which any person becomes the beneficial owner of at least 50% of the total voting power of our outstanding voting securities.

The agreements provide that each of the executive officers shall be entitled to a severance benefit equal to three times the average of such executive officer's annual base salary and bonus for the five consecutive taxable year period (or shorter period of actual service) that includes the taxable year of the change in corporate control, less one dollar. In addition, these executive officers are entitled to a prorated bonus award at the target amount in respect of the performance period in which the severance of employment occurs based on the percentage of the performance period that has elapsed as of the date of the severance of employment. Under the agreements, we are also obligated to establish an irrevocable trust for each executive officer and contribute to it an amount equal to such officer's deferred compensation account under our Deferred Compensation Plan of 1995. We will also pay to these executive officers an amount covering any excise tax on these benefits.

Each of the agreements has an initial term of three years, and the expiration date will automatically be extended for one additional year unless in the 30 day period immediately preceding any anniversary date of the agreement, either we or the applicable executive officer rejects such automatic extension.

If a change in corporate control had occurred on December 31, 2003, and all executive officers covered by the agreements had been discharged by us, Messrs. Schwallie, Laddon, McCann and Rainey would have been entitled to receive $1,249,638, $1,259,999, $1,332,164 and $1,574,999, respectively, plus an amount covering any excise tax on his benefits.

Retention Agreements

On September 10, 2003, we entered into agreements with Messrs. Schwallie, Laddon, McCann and Rainey providing for certain severance benefits in the event of the severance of the employment of such executive officers. Under each agreement, severance benefits as described below are payable if such executive officer ceases to be employed by us for any reason other than just cause, total disability or death.

The agreements provide that each of such executive officers shall be entitled to the payment of such executive officer's annual base salary at the same rate, and on the same schedule, as in effect immediately prior to the date of termination of employment for a period of 24 months (18 months where the date of the termination is on or after the second anniversary of the effective date of the agreement). In addition, these executive officers are entitled to certain health coverage and outplacement services.

Each of the agreements has an initial term of two years; *provided, however*, that such agreements will automatically be renewed for successive two year terms unless we deliver to the applicable executive officer written notice of non-renewal at least 180 days before the expiration date. Notwithstanding the foregoing, these agreements automatically terminate upon the earlier of a change in corporate control (as defined in the change in corporate control agreements described above) and such time as the applicable executive officer ceases to be employed by us for any reason.

Employment Agreements

Warren F. Bryant. In October 2002, we entered into an employment agreement, effective October 30, 2002, with Warren F. Bryant under which Mr. Bryant is to be employed as our President and Chief Executive Officer and which provides that Mr. Bryant be elected onto our board of directors as soon as practicable after the date of the agreement. The agreement provides for an annual base salary of $750,000 which, starting in January 2004, is subject to annual review by the Compensation Committee. Mr. Bryant's target annual bonus amount is 80% of his base salary. His actual award will range from 0% to 200% of his base salary based on objective performance criteria and other factors as determined by the Compensation Committee of our board of directors. Under the agreement, Mr. Bryant's annual bonus will be no less than $400,000 for the fiscal year ended January 29, 2004. He also received a one-time employment bonus of $300,000 which Mr. Bryant must repay to us in full or in part if his employment terminates under specified circumstances within 6 or 12 months, respectively, after the date of the agreement. The agreement provides for an option grant in respect of 230,000 shares awarded to Mr. Bryant under the 1995 Long-Term Incentive Plan on October 30, 2002 and provides that any subsequent grants of stock options or equity-based awards to Mr. Bryant will be made in the sole discretion of the Compensation Committee. Under the agreement, Mr. Bryant is also entitled, under certain circumstances, to a nonqualified retirement benefit, which is described further below.

The agreement also provides for reimbursement to Mr. Bryant for reasonable expenses related to his relocation to the San Francisco Bay Area, up to $40,000 in reasonable out-of-pocket expenses incurred for temporary housing and closing and certain related costs for the sale of his home in Ohio. Mr. Bryant is also entitled to a one-time relocation allowance of $20,000 and a payment in the amount necessary to make him whole on an after-tax basis for any income taxes incurred in connection with the relocation-related benefits. Under the agreement, Mr. Bryant is also entitled to a one-time payment that is intended to defray Mr. Bryant's obligation to his former employer for relocation benefits provided to him.

If we terminate Mr. Bryant's employment other than for cause or because of disability (each, as defined in the agreement) or Mr. Bryant resigns for good reason (as defined in the agreement), Mr. Bryant will be entitled to severance pay, continued vesting for a period of 18 months of all outstanding options and other equity based awards, a pro-rated annual bonus at his target amount and up to 18 months of continued health care coverage. The severance pay is payable over 18 months and is equal to 1.5 times the highest base salary paid to Mr. Bryant under the agreement and 1.5 times the greater of (i) $400,000 (if Mr. Bryant's employment terminates prior to the payment of his annual bonus for the fiscal year ending in January 2004), (ii) the highest annual bonus paid to Mr. Bryant during the term of the agreement and (iii) Mr. Bryant's target annual bonus amount based on his base salary as of the date of his employment termination. Mr. Bryant must execute a release of claims and comply with certain obligations in the agreement relating to confidentiality, non-solicitation, non-disparagement and cooperation in order to receive the severance payments and benefits. The agreement also provides that Mr. Bryant's unexercised and unvested equity awards will expire in the event of a breach, other than an insubstantial breach, of those obligations.

Mr. Bryant will be entitled to receive enhanced severance payments and benefits instead of those described above if: (i) we terminate his employment other than for cause or disability within two years after a change in control (as defined in the agreement), (ii) Mr. Bryant resigns for good reason within 179 days after a change in control, or (iii) Mr. Bryant resigns for any reason within 180 days and two years after a change in control. The enhanced severance payments and benefits consist of the same severance pay described above except that it is payable in a lump sum and is equal to three times (rather than 1.5 times) the amounts described, a pro-rated annual bonus at the target amount, up to 36 months of continued health care coverage and tax restoration payments to the extent that any payments or benefits made to Mr. Bryant by us are subject to an excise tax under the Internal Revenue Code. In addition, the option grant in respect of 230,000 shares awarded to Mr. Bryant under the agreement would become fully exercisable.

Under the agreement, if (i) Mr. Bryant is employed until November 1, 2007, (ii) his employment is terminated other than for cause, (iii) Mr. Bryant resigns for good reason or for any reason between 6 and 24 months after a change in control or (iv) Mr. Bryant dies, Mr. Bryant (or his spouse in the event of death) will receive a nonqualified retirement benefit in the form of an annuity or, in the case of a qualifying termination between 6 and 24 months after a change in control, a lump sum. The annuity is payable within 30 days after the later of age 62 (or, in the case of Mr. Bryant's death, the date on which Mr. Bryant would have attained age 62) or termination of employment. The lump sum is payable as soon as practicable following termination of employment. This benefit is intended to compensate Mr. Bryant for the forgone benefit under his former employer's pension plan attributable to assumed salary increases through age 65 that Mr. Bryant would have earned had he remained employed with his former employer. The agreement provides for an assumed 2% per year salary increase and limits the amount of the benefit, on actuarially an equivalent basis (using the assumptions set forth in the agreement), to $850,000 as of the date of the agreement. Assuming payment in the form of a single-life annuity commencing at age 62, an annual interest rate of 4.81% and the GAR 1994 mortality table, the maximum estimated annual benefit payable under this arrangement is $84,418 per year.

On March 2, 2004, we entered into an amendment to our employment agreement with Mr. Bryant. Pursuant to such amendment, Mr. Bryant agreed to waive payment of the minimum $400,000 annual bonus for fiscal 2004 provided under his original employment agreement. In return, we agreed to pay Mr. Bryant a retention bonus if, prior to December 1, 2004, he does not resign (other than for good reason (as defined in his original employment agreement)) and his employment is not terminated for cause (as defined in his original employment agreement). The retention bonus shall be payable before December 1, 2004 if, prior to such date, Mr. Bryant terminates his employment for good reason, we terminate his employment other than for cause, his employment terminates by reason of his death, or a change in control (as defined in his original employment agreement) occurs. The amount of the retention bonus is $260,000 and represents the approximate difference between $400,000 and the fiscal 2004 annual bonus paid to Mr. Bryant based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2004.

Bruce E. Schwallie. In February 2002, we entered into an agreement with Bruce E. Schwallie, our Executive Vice President – Chief Merchandising Officer, in connection with employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. Schwallie in the position of Senior Vice President-Pharmacy and Business Development at an initial annual salary of $250,000, participation in our VPIP Program, and a guaranteed bonus equal to 40% of Mr. Schwallie's base annual salary for his first year of employment. Any bonus thereafter would be based on his individual as well as our overall performance. We also provided a transition bonus of $50,000 and vacation accrual at the rate of four weeks per year, and, within one month of his hire date, we granted Mr. Schwallie a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. Schwallie's prior home and pay for reasonable moving expenses, including reasonable travel back and forth to Ohio as needed until his relocation was completed. We agreed to loan Mr. Schwallie $228,757 to assist him with the purchase of a home in the Walnut Creek, California area. The loan, which we made on March 20, 2002, provides for an interest rate of 7%. So long as Mr. Schwallie remains one of our employees, we will forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us.

Michael M. Laddon. In February 2003, we entered into an agreement with Michael M. Laddon in connection with his employment by us as our Senior Vice President, Chief Information Officer, and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to pay Mr. Laddon an annual salary of $300,000 for the first year of employment, a bonus opportunity targeted to equal 40% of Mr. Laddon's base annual salary, based on his individual as well as our overall performance. Under the agreement, Mr. Laddon's annual bonus will be no less than $60,000 for the fiscal year ended January 29, 2004. We also provided a hiring bonus of $100,000, which is subject to a repayment schedule for the first three years of his employment with us if he resigns his employment, and vacation accrual at the rate of four weeks per year. In addition, on May 20, 2003, we granted Mr. Laddon a non-qualified stock option to purchase 31,000 shares of our common stock. To assist in his relocation, we agreed to pay for reasonable moving expenses and to buy Mr. Laddon's prior home at an agreed upon price based on the average of no less than two appraisals if he is unable to sell his residence within six months from his relocation date of July 2004. During the interim period between Mr. Laddon's date of hire and relocation to Walnut Creek, pursuant to his employment agreement, we agreed to pay up to $30,000 in temporary living and airline expenses, plus an additional amount necessary to make him whole on an after-tax basis for any income taxes incurred in connection with the payment of such temporary living and airline expenses.

Steven F. McCann. In April 2000, we entered into an agreement (and in May 2002 we amended this agreement) with Steven F. McCann, our Senior Vice President, Chief Financial Officer and Treasurer, in connection with employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. McCann in the position of Senior Vice President, Chief Financial Officer and Treasurer at an initial annual salary of $210,000, participation in our VPIP Program, and a bonus factor, which provided assurance of his reaching bonus target between the time period of second quarter fiscal 2001 and first quarter fiscal 2002. We also provided a transition bonus of $120,000 and vacation accrual at the rate of four weeks per year, and within one month of his hire date we granted Mr. McCann a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. McCann's prior home and pay for reasonable moving expenses, including travel and lodging expenses for his family to take a trip to California prior to their intended move, and agreed to loan Mr. McCann $256,663 to assist him with the purchase of a home in the Walnut Creek, California area. The loan, which we made on June 15, 2000, provides for an interest rate of

6.53%. So long as Mr. McCann remains one of our employees, we will forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us and, at each interval and in our sole discretion, either make a cash payment to Mr. McCann of an amount equal to the amount so forgiven, or make a stock grant in shares of our stock at the then-current value equaling the loan amount so forgiven. This cash payment or stock grant is intended to help Mr. McCann offset any taxation resulting from the forgiveness of the loan.

William J. Rainey. In March 2003, we entered into an agreement with William J. Rainey in connection with his employment by us as our Senior Vice President, General Counsel and Secretary, and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to pay Mr. Rainey an annual salary of $375,000 for the first year of employment, a bonus opportunity targeted to equal 50% of Mr. Rainey's base annual salary, based on his individual as well as our overall performance. Under the agreement, Mr. Rainey's annual bonus will be no less than $93,750 for the fiscal year ended January 29, 2004. We also provided a hiring bonus of $250,000 which is subject to a repayment schedule for the first three years of his employment with us if he resigns his employment and vacation accrual at the rate of four weeks per year. In addition, on May 20, 2003, we granted Mr. Rainey a non-qualified stock option to purchase 40,000 shares of our common stock. To assist in his relocation, we agreed to pay for up to six months of reasonable temporary living expenses and reasonable travel and moving expenses.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of four members. The members of this committee are Anthony G. Wagner, the Chairperson, Duane E. Knapp, Donald L. Sorby, Ph.D., and Frederick E. Trotter. None of the members of this committee is or has been one of our officers or employees.

No "compensation committee interlocks" existed during fiscal 2004.

EXECUTIVE OFFICERS

The following persons are our executive officers or executive officers of our wholly-owned operating subsidiary, Longs Drug Stores California, Inc. (the "CA Subsidiary"), as of April 1, 2004.

Name	Age	Primary Executive Position with Registrant or the CA Subsidiary	Position Held Since(1)
Warren F. Bryant	58	President Chief Executive Officer(3)(4)	2002
Richard W. Dreiling	50	Executive Vice President – Chief Operations Officer(2)(5)	2003
Bruce E. Schwallie	49	Executive Vice President – Chief Merchandising Officer(2)(6)	2002
Martin A. Bennett	53	Senior Vice President-Stores(2)(7)	2000
Michael M. Laddon	50	Senior Vice President-Chief Information Officer(2)(8)	2003
Steven F. McCann	51	Senior Vice President, Chief Financial Officer, and Treasurer(9)	2000
William J. Rainey	57	Senior Vice President, General Counsel and Secretary(10)	2003
Gerald H. Saito	59	Senior Vice President-Hawaii District Manager(2)(11)	1995
Todd J. Vasos	42	Senior Vice President-Marketing(2)(12)	2001
Linda M. Watt	47	Senior Vice President-Human Resources(2)(13)	2001

(1) Each officer is elected for a one-year term.

(2) Officer of only the CA Subsidiary and not Longs Drug Stores Corporation.

(3) Also serves as one of our directors.

(4) Prior to joining us in October 2002, from 1999 to 2002, Mr. Bryant served as Senior Vice President at The Kroger Co., a grocery retailer. Prior to that, from 1996 to 1999, Mr. Bryant was President and Chief Executive Officer at Dillon Companies, Inc., a grocery retailer and subsidiary of The Kroger Co.

(5) Mr. Dreiling has been our Executive Vice President, Chief Operations Officer since July 2003. Prior to that, from 1999 to 2003, Mr. Dreiling served as Executive Vice President – Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, from 1998 to 1999, Mr. Dreiling was President of Vons, a Southern California food and drug division of Safeway, Inc.

(6) Prior to joining us in January 2002, from 2001 to 2002, Mr. Schwallie served as Senior Vice President-Merchandising at Duane Reade, Inc., a retail drug store chain. Prior to that, from 2000 to 2001, Mr. Schwallie was an independent consultant. Prior to that, from 1997 to 2000, Mr. Schwallie served as Senior Vice President at Jo-Ann Stores, Inc., a fabric and craft store retail chain, and prior to that, from 1991 to 1997, Mr. Schwallie served as Senior Vice President at Revco Drug Stores, Inc., a retail drug store chain, which merged with CVS Corporation in May 1997.

(7) Mr. Bennett has been our Senior Vice President since 2000. Prior to that, from 1996 to 2000, Mr. Bennett was our Vice President and District Manager.

(8) Prior to joining us in March 2003, from 2002 to 2003, Mr. Laddon was an independent consultant. Prior to that, from 2001 to 2002, Mr. Laddon was Executive Vice President-Sales at Brix Software Systems, a software company; prior to that, from February 2000 to November 2000, Mr. Laddon was Executive Vice President and Chief Information Officer at ProduceOnline.com, a business to business internet company; and prior to that, from 1998 to 2000, Mr. Laddon was Group Vice President and Chief Information Officer at Ralphs Grocery Company, a grocery retailer and subsidiary of The Kroger Co.

(9) Prior to joining us in April 2000, from 1994 to 1999, Mr. McCann served as Senior Vice President-Finance at Service Merchandise Company, a jewelry and general merchandise retailer, which filed Chapter 11 on March 27, 1999, and ceased continuing business operations on January 19, 2002, subject to bankruptcy court approval.

(10) Prior to joining us in March 2003, from 1996 to 2003, Mr. Rainey was Senior Vice President, General Counsel and Secretary at Payless ShoeSource, Inc., a shoe retailer.

(11) Mr. Saito has been our Senior Vice President and Hawaii District Manager since 1995.

(12) Prior to joining us in December 2001, from 1993 to 2001, Mr. Vasos served as Vice President at Phar-Mor, Inc., a retail drug store chain, which filed Chapter 11 on September 24, 2001.

(13) Prior to joining us in June 2001, from 1997 to 2001, Ms. Watt served as Vice President-Human Resources at Safeway, Inc., a food and drug retailer.

EXECUTIVE COMPENSATION

The table below sets forth the compensation earned by the following persons during the fiscal years ended January 29, 2004, January 30, 2003 and January 31, 2002 for services rendered in all capacities to our company:

- individuals who served as our Chief Executive Officer during fiscal 2004; and
- our four other most highly compensated executive officers during fiscal 2004.

		Annual Compensation			Long-Term Compensation		
					Awards		
Name And Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)(1)**	**Restricted Stock Award(s) (2)($)**	**Securities Underlying Options / SARs (#)**	**All Other Compensation ($)**
Warren F. Bryant	2004	$750,000	$143,040(3)	$24,640	—	85,000	$178,446(3)
President & Chief	2003	$193,269	$300,000(3)	—	—	230,000	$106,818(3)
Executive Officer (3)	2002	—	—	—	—	—	—
Bruce E. Schwallie	2004	$348,743	$ 67,311(4)	$13,889		55,000	$136,785(4)
Executive Vice President & Chief	2003	$282,748	$ 84,638	—	$211,700	65,000	$ 24,219(4)
Merchandising Officer (4)	2002	—	—	—	—	—	—
Michael M. Laddon	2004	$264,231	$ 60,000(5)	$20,367	—	48,500	$ 11,630(5)
Senior Vice President &	2003	—	—	—	—	—	—
Chief Information Officer (5)	2002	—	—	—	—	—	—
Steven F. McCann	2004	$360,224	$ 60,843(6)	$ 8,520	—	32,000	$131,589(6)
Senior Vice President &	2003	$344,231	$120,358	—	$296,380	95,000	$125,744(6)
Chief Financial Officer (6)	2002	$300,000	$ 95,516	—	—	—	$121,236(6)
William J. Rainey	2004	$323,077	$343,750(7)	$63,454	—	57,500	$ 21,514(7)
Senior Vice President & General	2003	—	—	—	—	—	—
Counsel (7)	2002	—	—	—	—	—	—

(1) Includes (a) tax reimbursement payments and (b) certain fringe benefits. Messrs. Bryant, Schwallie, Laddon and Rainey received tax reimbursement payments of $16,120, $13,889, $13,267 and $59,194, respectively. Messrs. Bryant, Laddon, McCann and Rainey received a company car allowance of $8,520, $7,100, $8,520 and $4,260, respectively.

(2) The number and value, based on the last reported sale price on January 29, 2004, the last day of fiscal 2004, of the aggregate restricted stock held by the named executive officers were: Warren F. Bryant - 0 shares, Bruce E. Schwallie – 10,000 shares ($220,800), Michael M. Laddon – 0 shares, Steven F. McCann – 14,000 shares ($309,120), and William J. Rainey – 0 shares. We retain dividends paid on restricted shares, and when the restricted shares vest we pay the retained dividends thereon, plus interest earned by our investment of dividends, to the recipient.

(3) Warren F. Bryant was appointed President and Chief Executive Officer on October 30, 2002. Mr. Bryant has waived his right to receive a guaranteed fiscal 2004 bonus payment of no less than $400,000 pursuant to the terms and conditions of his employment contract with us. In consideration of Mr. Bryant's waiver of the minimum $400,000 annual bonus for fiscal 2004, we agreed to pay Mr. Bryant a retention bonus if, prior to December 1, 2004, he does not resign (other than for good reason) and his employment is not terminated for cause. The retention bonus shall be payable before December 1, 2004 if, prior to such date, Mr. Bryant terminates his employment for good reason, we terminate his employment other than for cause, his employment terminates by reason of his death, or a change in control (as defined in his original employment agreement) occurs. The amount of the retention bonus equals $260,000 and represents the approximate difference between $400,000 and the fiscal 2004 annual bonus of $143,040 paid to Mr. Bryant based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2004. The amount shown under "All Other Compensation" for fiscal 2004 includes $68,181 for insurance premiums paid on behalf of Mr. Bryant, $107,139 in relocation reimbursement relating to the purchase of Mr. Bryant's home in Ohio and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan. The amount shown in the "Bonus" column for fiscal 2003 consists of a sign-on bonus of $300,000. The amount shown under "All Other Compensation" for fiscal 2003 includes relocation reimbursement of $106,818.

(4) Bruce E. Schwallie joined us as Senior Vice President-Pharmacy and Business Development on December 30, 2002. The amount shown under "Bonus" for fiscal 2004 includes $32,307 earned in fiscal 2003 (but not reported in the fiscal 2003 "Bonus" amount) and paid in fiscal 2004. The amount shown under "All Other Compensation" for fiscal 2004 includes

$111,584 for the forgiveness of a bridge loan plus accrued interest, reimbursement of medical and medical premium expenses of $8,444 and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan. The amount shown under "All Other Compensation" for fiscal 2003 includes $22,099 in reimbursed relocation expenses and our contribution of $2,120 to the Employee Savings and Profit Sharing Plan.

(5) Michael M. Laddon joined us as Senior Vice President, Chief Information Officer in March 2003. The amount shown in the "Bonus" column for 2004 represents the $60,000 guaranteed bonus made pursuant to Mr. Laddon's offer of employment. The amount under "All Other Compensation" for Mr. Laddon includes $9,518 for the reimbursement of medical and medical premium expenses and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan.

(6) Steven F. McCann joined us as Senior Vice President, Chief Financial Officer on April 17, 2000. The amount shown under "Bonus" for fiscal 2004 includes $17,904 earned in fiscal 2003 (but not reported in the fiscal 2003 "Bonus" amount) and paid in fiscal 2004. The amount under "All Other Compensation" for fiscal 2004 includes $61,812 for the forgiveness of a bridge loan plus accrued interest, a related cash payment of $61,812 and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan. The amount under "All Other Compensation" for fiscal 2003 includes $61,812 for the forgiveness of a bridge loan plus accrued interest, a related grant of unrestricted stock valued at $61,812 and our contribution of $2,120 to the Employee Savings and Profit Sharing Plan. The amount under "All Other Compensation" for fiscal 2002 includes $59,149 for the forgiveness of a bridge loan plus accrued interest, a related grant of unrestricted stock valued at $59,148 and our contribution of $2,462 to the Employee Savings and Profit Sharing Plan.

(7) William J. Rainey joined us as Senior Vice President, General Counsel and Secretary in March 2003. The amount shown in the "Bonus" column includes a sign-on bonus of $250,000. The amount under "All Other Compensation" for Mr. Rainey includes $18,613 in relocation reimbursements, $1,818 for the reimbursement of medical and medical premium expenses and $865 contributed by us to the Employee Savings and Profit Sharing Plan.

STOCK OPTION GRANTS IN FISCAL 2004

We granted the following stock options to our Chief Executive Officer and our four other most highly compensated executive officers during the fiscal year ended January 29, 2004.

	Individual Grants (1)					
Name	Number of Securities Underlying Options Granted (#)	Percent of total options granted to employees in fiscal year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at assumed annual rates of stock price appreciation for option term(2)	
					5% ($)	10% ($)
Warren F. Bryant	85,000	10.3%	$24.40	November 24, 2013	$1,304,327	$3,305,422
Bruce E. Schwallie	20,000	2.4%	$16.72	July 15, 2013	$ 210,302	$ 532,947
	35,000	4.2%	$24.40	November 24, 2013	$ 537,076	$1,361,056
Michael M. Laddon	31,000	3.8%	$15.11	May 20, 2013	$ 294,581	$ 746,525
	17,500	2.1%	$24.40	November 24, 2013	$ 268,538	$ 680,528
Steven F. McCann	32,000	3.9%	$24.40	November 24, 2013	$ 491,041	$1,244,394
William J. Rainey	40,000	4.9%	$15.11	May 20, 2013	$ 380,104	$ 963,258
	17,500	2.1%	$24.40	November 24, 2013	$ 268,538	$ 680,528

(1) All options have an exercise price per share equal to 100% of the fair market value of our common stock on the grant date. All options expire 10 years from the grant date and vest in four equal annual installments beginning one year after the grant date; *provided, however*, that Mr. Laddon's option to purchase 31,000 shares of our common stock vest in four equal annual installments beginning on March 17, 2004, and Mr. Rainey's option to purchase 40,000 shares of our common stock vest in four equal annual installments beginning on March 24, 2004. We have not granted any stock appreciation rights.

(2) As required by SEC rules, these columns show potential gains that may exist for the respective options, assuming that the market price for our common stock appreciates from the date of grant to the end of the option terms at the annual rates of 5% and 10%. These numbers are not estimates of our future stock price performance and are not necessarily indicative of our future stock price performance. If the price of our common stock does not increase above the exercise price, no value will be realizable from these options.

AGGREGATE OPTION EXERCISES IN FISCAL 2004 AND OPTION VALUES AS OF JANUARY 29, 2004

The following table sets forth stock option exercises during the fiscal year ended January 29, 2004 by, and option values as of January 29, 2004 to, our Chief Executive Officer and our four other most highly compensated executive officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Warren F. Bryant	0	0	57,500	257,500	$ —	$ —
Bruce E. Schwallie	0	0	16,250	123,750	$ —	$107,200
Michael M. Laddon	0	0	—	48,500	$ —	$216,070
Steven F. McCann	0	0	30,950	120,050	$2,496	$ 5,824
William J. Rainey	0	0	—	57,500	$ —	$278,800

(1) The value of unexercised in-the-money options equals the difference between the option exercise price and the closing price of our common stock on January 29, 2004 (the last day of trading for the fiscal year ended January 29, 2004), multiplied by the number of shares underlying the options. The closing price of our common stock on January 29, 2004, as reported on the New York Stock Exchange, was $22.08 per share.

Appendix A

Longs Drug Stores Corporation

Corporate Governance Guidelines

The Board of Directors (the **"Board"**) of Longs Drug Stores Corporation (the **"Company"**) has adopted the following Corporate Governance Guidelines (the **"Guidelines"**) to assist the Board in the exercise of its responsibilities and to serve best the interests of the Company and its stockholders. These Guidelines should be interpreted in the context of all applicable laws and the Company's Articles of Incorporation, bylaws and other corporate governance documents. These Guidelines acknowledge the leadership exercised by the Board's standing committees and their chairs and are intended to serve as a flexible framework within which the Board may conduct its business and not as a set of legally binding obligations. The Guidelines are subject to modification from time to time by the Board as the Board may deem appropriate in the best interests of the Company and its stockholders or as required by applicable laws and regulations.

These Guidelines are available on the Company's website at "www.longs.com" and to any stockholder who otherwise requests a copy. The Company's Annual Report on Form 10-K shall state the foregoing.

The Board

Size of the Board

The Company's Articles of Incorporation provide that the number of directors will be fixed from time to time by the Board, but in no event will be less than three (3) or more than fifteen (15). The Board currently has twelve (12) members. The Board believes that nine (9) to twelve (12) directors is an appropriate size based on the Company's present circumstances. The Board also believes that this number of directors permits diversity of experience without hindering effective discussion or diminishing individual accountability. The Board will periodically review the size of the Board, and determine the size that is most effective in relation to future operations.

Independence of the Board

The Board shall be comprised of a majority of directors who qualify as independent directors (the **"Independent Directors"**) under the listing standards of the New York Stock Exchange (the **"NYSE"**).

The Governance and Nominating Committee reviews annually the relationships that each director has with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Following such annual review, only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) are considered Independent Directors, subject to additional qualifications prescribed under the listing standards of the NYSE. The basis for any determination that a relationship is not material are published in the Company's annual proxy statement.

Chairman of the Board

The Board selects the Chairman of the Board in accordance with the Company's bylaws. The Chairman shall be the chairman of all meetings of the stockholders at which he or she is present and all meetings of the Board at which he or she is present, and shall perform such other duties as may be assigned to the Chairman by the Company's bylaws or the Board.

Lead Director

The Independent Directors select at least annually a lead Independent Director (the **"Lead Director"**). The Lead Director: convenes and chairs meetings of the Independent Directors in executive session on a quarterly basis and more often if needed; serves as a communication facilitator for the Board; develops and maintains an alignment of their respective expectations for company performance among the Independent Directors, the Chairman and Chief Executive Officer and Senior Management; presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the Independent Directors; regularly polls the Independent Directors for advice on agenda items for meetings of the Board; serves as a liaison between the Chairman and the Independent Directors; collaborates with the Chairman and Chief Executive Officer in developing the agenda for meetings of the Board and approves such agendas; approves information that is sent to the Board; collaborates with the Chairman and the Chief Executive Officer and the chairpersons of the standing committees in developing and managing the schedule of meetings of the Board and approves such schedules; collaborates with the Chairman and Chief Executive Officer in developing the budget of the Board; if requested by major stockholders, ensures that he or she is available for consultation and direct communication; and leads the Independent Directors in anticipating and addressing special issues. In performing the duties described above, the Lead Director is expected to consult with the chairs of the appropriate Board committees and solicit their participation in order to avoid diluting the authority or responsibility of such committee chairs. The Lead Director shall also perform such other duties as may be assigned to the Lead Director by the Company's bylaws or the Board. The name of the Lead Director is published along with a means for stockholders to communicate with the non-management directors through the Lead Director.

Separate Sessions of Non-Management Directors and the Independent Directors

The non-management directors meet in executive session without management directors or management present on a quarterly basis and more often if needed. The Lead Director chairs such meetings. At least annually, the non-management directors review the Company's implementation of and compliance with its Guidelines and consider such matters as they may deem appropriate at such meetings. Non-management directors are all directors who are not Company officers (as that term is defined in Rule 16a-1(f) under the Securities Act of 1933), including such directors who are not independent by virtue of a material relationship, former status or family membership or for any other reason. In addition, if the non-management directors include directors who are not also Independent Directors, the Independent Directors shall also meet separately at least once per year in executive session. The Lead Director shall have the authority to call meetings of the Independent Directors and non-management directors.

Director Qualification Standards

The Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current Board members), the Governance and Nominating Committee, in recommending candidates for election and considering candidates recommended by stockholders, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, takes into account many factors, including ability to make independent analytical inquiries, general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today's business environment, understanding of the Company's business on a technical level, other board service and educational and professional background. Each candidate nominee must also possess fundamental qualities of intelligence, honesty, good judgment, high ethics and standards of integrity, fairness and responsibility. The Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the Governance and Nominating Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board as well as the criteria set forth in such Committee's charter.

Selection of New Directors

Directors will stand for election by the stockholders of the Company at the Company's annual meeting as provided in the Company's bylaws. Each year, at the annual meeting, the Board will recommend a slate of directors for the relevant class for election by the stockholders. In accordance with the bylaws of the Company, the Board is also responsible for filling vacancies or newly-created directorships on the Board that may occur between annual meetings of stockholders. The Governance and Nominating Committee is responsible for identifying, screening and recommending candidates to the entire Board for Board membership. The Governance and Nominating Committee considers director candidates recommended by stockholders using the same criteria it uses for evaluating other candidates provided the stockholder has given notice to the Secretary of the Company at the principal offices of the Company and such notice is received by the Company not less than 90 days prior to the annual meeting of stockholders.

Limitations on Other Board Service

The Governance and Nominating Committee and the Board will take into account the nature of and time involved in a director's service on other boards and/or committees in evaluating the suitability of individual director candidates and current directors and in making its recommendations to the Company's stockholders. In that regard, Board members may not serve on boards of more than six other public companies and, with respect to members serving on the Audit and Finance Committee, they are limited as described below.

Due to the demanding nature of service on the Company's Audit and Finance Committee, the members of the Company's Audit and Finance Committee may not serve on the audit committees of the boards of directors of more than two other public companies at the same time as they are serving on the Company's Audit and Finance Committee, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit and Finance Committee and the Company discloses such determination in the Company's annual proxy statement.

Service on other boards and/or committees must be consistent with the Company's conflict of interest policies set forth below.

Directors Who Resign Their Current Positions With Their Company

When a director, including any director who is currently an officer or employee of the Company, resigns or materially changes his or her position with his or her employer, such director should submit his or her resignation from the Board, which the Board may accept or reject based on the recommendation of the Governance and Nominating Committee.

Term Limits

As each director is subject to election by stockholders, the Board does not believe it is in the best interests of the Company to establish term limits. Term limits may cause the Company to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company's business and therefore can provide an increasingly significant contribution to the Board.

Retirement

It is the general policy of the Company that no director may stand for election to the Board after his or her 72nd birthday. At the discretion of the Governance and Nominating Committee, incumbent directors may be nominated for re-election for an additional period of service through the end of the year during which they reach age 72. In exceptional cases, a director may be nominated for re-election after reaching age 72 when the Governance and Nominating Committee believes that it would be in the best interests of the Company's stockholders and the Company for the individual to continue in his or her position. In such cases, there must exist substantial evidence that the candidate possesses unique skills or experiences that justify an exception to the policy. Such exceptions would normally be limited to one additional 3-year period of service.

Director Responsibilities

The business and affairs of the Company are managed under the general direction of the Board, including through one or more of its committees as set forth in the bylaws and committee charters. Each director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. These include, but are not limited to:

(1) overseeing the conduct of the Company's business to evaluate whether the business is being properly managed;

(2) reviewing and, where appropriate, approving the Company's major financial objectives, plans and actions;

(3) reviewing and, where appropriate, approving major changes in, and determinations of other major issues respecting, the appropriate auditing and accounting principles and practices to be used in the preparation of the Company's financial statements;

(4) reviewing and, where appropriate, approving major changes in, and determinations under the Company's Guidelines, Code of Business Conduct and Ethics and other Company policies;

(5) reviewing and, where appropriate, approving actions to be undertaken by the Company that would result in a material change in the financial structure or control of the Company, the acquisition or disposition of any businesses or asset(s) material to the Company or the entry of the Company into any major new line of business;

(6) with respect to the Independent Directors, and as directed by the Board together with other relevant Board committees, regularly evaluating the performance and approving the compensation of the Chief Executive Officer;

(7) selecting the Chief Executive Officer of the Company;

(8) planning for succession with respect to the position of Chief Executive Officer and monitoring management's succession planning for other key executives; and

(9) helping to ensure that the Company's business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations.

Compensation

The Company's executive officers shall not receive additional compensation for their service as directors. Senior management of the Company and/or outside consultants, at the discretion of the Compensation Committee, shall report once a year to the Compensation Committee regarding the status of the Company's non-management director compensation in relation to other U.S. companies of comparable size and the Company's competitors. Such report shall include consideration of both direct and indirect forms of compensation to the Company's non-management directors, including any charitable contributions by the Company to organizations in which a non-management director is involved. Following a review of the report, the Compensation Committee will recommend any changes in director compensation to the Chairman of the Board, which changes shall be approved or disapproved by the Board after a full discussion.

Director fees (including expense reimbursement and equity awards) are the sole form of compensation that non-management directors, including members of the Audit and Finance Committee, may receive from the Company.

Stock Ownership

Each non-employee member of the Board is expected to retain until one year after the date he or she leaves the Board all shares granted to such director by the Company during his or her service as a director. In the event options to purchase Company stock are granted to non-employee directors, each such director is expected to retain 75% of his or her profit shares acquired during the time of his or her tenure as a member of the Board. "Profit shares" are the shares acquired through the exercise of options to purchase Company stock that are equal in value on the date of acquisition to the excess of the fair market value of such shares on the date of acquisition over any exercise price and taxes paid as a result of the exercise of such options. Directors are not required to continue to retain shares purchased with their own resources, shares acquired prior to their becoming a director or shares received or otherwise acquired while employed by the Company.

Company executives at the Group Vice President and higher level are subject to the following guidelines. Such executives are encouraged to achieve the following levels of Company stock ownership utilizing the methodology described below:

Position	Value of Company Stock
Chairman and/or CEO and/or President	3x Base Salary
Executive or Senior Vice President	2x Base Salary
Group Vice President	1x Base Salary

To achieve these stock ownership objectives, each such executive is expected to retain 75% of his or her profit shares acquired upon exercise of options, vesting of restricted stock or receipt of performance shares during the time he or she occupies the position indicated. "Profit shares" are the shares acquired through the exercise of options to purchase Company stock, the vesting of restricted stock or the earning of performance shares, in each case that are equal in value on the date of acquisition to the excess of the fair market value of such shares on the date of acquisition over any exercise price and taxes paid as a result of the exercise of such options or receipt of such restricted stock or performance shares. Executives are not required to continue to retain shares purchased with their own resources, shares acquired prior to their becoming an executive or shares received or otherwise acquired prior to employment by the Company. Once an executive Officer has achieved the requisite level of ownership indicated above, the retention requirement shall no longer be applicable to future acquisitions of Company stock.

Conflicts of Interest

Directors are expected to avoid any action, position or interest that conflicts with the interests of the Company or gives the appearance of a conflict. If an actual or potential conflict of interest develops, the director shall immediately report the matter to the Chairman of the Board. Any significant conflict must be resolved or the director must resign. If a director has a personal interest in a matter before the Board, the director shall disclose the interest to the Board, excuse himself or herself from discussion on the matter and not vote on the matter. In addition, at least annually each director shall submit a signed questionnaire which assesses areas where potential conflicts may arise or have arisen.

Board Orientation and Continuing Education of Board Members

The Company provides new directors with a director orientation program to familiarize them with, among other things, the Company's business, strategic plans, significant financial, accounting and management issues, compliance programs, conflicts policies, Code of Business Conduct and Ethics, Guidelines, principal officers, internal auditors and independent auditors. Directors are expected to make time to complete such orientation.

The Company makes available to directors continuing education programs, and each director is expected to participate in such programs, as management or the Board determines desirable.

Communicating with Stockholders, Institutional Investors, the Press and Customers

The Board believes that management speaks for the Company. Each director shall refer all inquiries from institutional investors, the press or customers to management. Individual Board members may, from time to time at the request of the management, meet or otherwise communicate with various constituencies that are involved with the Company. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman of the Board. Stockholders may communicate with the Board or individual members of the Board by sending written or email communication to the Secretary of the Company, who collects and forwards all such communications, as appropriate, to the Board or specified Board member.

Board Access to Senior Management

The Board shall have complete access to Company management in order to ensure that directors can ask any questions and receive all information necessary to perform their duties.

Board Access to Independent Advisors

The Board committees may hire independent advisors as set forth in their applicable charters. The Board as a whole shall have access to such advisors and such other independent advisors that the Company retains or that the Board considers necessary to discharge its responsibilities.

Annual Self-Evaluation

Following the end of each fiscal year, the Governance and Nominating Committee oversees an annual assessment by the Board of the Board's performance. The Governance and Nominating Committee is responsible for establishing the evaluation criteria and implementing the process for such evaluation, as well as considering other corporate governance principles that may, from time to time, merit consideration by the Board.

The assessment should include a review of any areas in which the Board or management believes the Board can make a better contribution to the governance of the Company, as well as a review of the committee structure and an assessment of the Board's compliance with the principles set forth in these Guidelines. The purpose of the review will be to improve the performance of the Board as a unit, and not to target the performance of any individual Board member. The Governance and Nominating Committee utilizes the results of the Board evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board.

Board Meetings

Frequency of Meetings

The Board meets at least four (4) times annually. In addition, special meetings may be called from time to time as determined by the needs of the business. It is the responsibility of the directors to attend meetings.

Director Attendance

A director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. Accordingly, a director is expected to prepare for and attend meetings of the Board, meetings of all committees on which the director sits (including separate meetings of non-management directors and the Independent Directors) and the annual meeting of stockholders, with the understanding that, on occasion, a director may be unable to attend a meeting. A director who is unable to attend a meeting in person is expected to notify the Chairman of the Board or the Chairman of the appropriate committee in advance of such meeting, and, whenever possible, participate in such meeting via teleconference.

Attendance of Non-Directors

The Board encourages the Chairman of the Board or of any committee to bring Company management and outside advisors or consultants from time to time into Board and/or committee meetings to (i) provide insight into items being discussed by the Board which involve the manager, advisor or consultant, (ii) make presentations to the Board on matters which involve the manager, advisor or consultant and (iii) bring managers with high potential into contact with the Board. Attendance of non-directors at Board meetings is at the discretion of the Board.

Agendas

The Chairman establishes the agenda for each Board meeting with approval from the Lead Director and input from the management and, as necessary or desired, from the other directors.

Advance Receipt of Meeting Materials

Information regarding the topics to be considered at a meeting is essential to the Board's understanding of the business and the preparation of the directors for a productive meeting. To the extent feasible, the meeting agenda and any written materials relating to each Board meeting will be distributed to the directors sufficiently in advance of each meeting to allow for meaningful review of such agenda and materials by the directors. Directors are expected to have reviewed and be prepared to discuss all materials distributed in advance of any meeting.

Committee Matters

Number, Name, Responsibilities and Independence of Committees

The Board currently has three standing committees, each composed entirely of Independent Directors, as set forth in the committee charters. From time to time, the Board may form a new committee, disband a current committee, or consolidate committees depending upon the circumstances.

The following sets forth the current Board committees and a summary of their responsibilities.

(1) *Audit and Finance Committee.* The Audit and Finance Committee consists of at least three (3) members and reviews the Company's audit processes as well as the work of the Company's internal accounting staff and independent auditors. This committee has the authority to appoint and fire the Company's independent auditors and to approve any significant non-audit relationship with the independent auditors. This committee performs its duties as assigned by the Board in compliance with the Company's bylaws and the committee's charter.

(2) *Compensation Committee.* The Compensation Committee consists of at least two (2) members and reviews and approves the Company's goals and objectives relevant to compensation, stays informed as to market levels of compensation and, based on evaluations submitted by management and/or outside consultants, recommends to the Board compensation levels and systems for Board and the Chief Executive Officer that correspond to the Company's goals and objectives. The committee also produces an annual report on executive compensation for inclusion in the Company's proxy statement, in accordance with applicable rules and regulations. This committee performs its duties as assigned by the Board in compliance with the Company's bylaws and the committee's charter.

(3) *Governance and Nominating Committee.* The Governance and Nominating Committee consists of at least three (3) members and is responsible for recommending to the Board individuals to be nominated as directors and committee members. This includes evaluating new candidates as well as evaluating current directors. This committee is also responsible for developing and recommending to the Board the Guidelines, as well are reviewing and recommending revisions to such Guidelines on a regular basis. This committee also

performs other duties as are described in these Guidelines and prepares any disclosure of the nominating process required by applicable rules and regulations. This committee performs its duties as assigned by the Board in compliance with the Company's bylaws and the committee's charter.

Assignment and Rotation of Committee Members

Based on the recommendations of the Governance and Nominating Committee, the Board appoints committee members and committee chairs according to criteria set forth in the applicable committee charter and such other criteria that the Board determines to be appropriate in light of the responsibilities of each committee. The Board considers experience gained through continuity of service to be valuable, and therefore, Committee membership and the position of committee chair will not be rotated on a mandatory basis unless the Board determines that rotation is in the best interest of the Company.

Frequency of Committee Meetings

Each committee meets at least the minimum number of times set forth in such committee's charter. In addition, special meetings may be called by the Chairman of the committee from time to time. It is the responsibility of the directors to attend the meetings of the committees on which they serve.

Committee Agendas

The Chairman of each committee, in consultation with the appropriate members of the Committee and any person or persons appointed by Management as liaison to such committee, develops his or her committee's agenda.

Committee Self-Evaluations

Following the end of each fiscal year, each committee shall review its performance and charter and recommend to the Board any changes it deems necessary.

Leadership Development

Annual Review of Chief Executive Officer

The Board, with input from the Chief Executive Officer, shall annually establish the performance criteria (including both long-term and short-term goals) to be considered in connection with the Chief Executive Officer's next annual performance evaluation. Annually, the Chief Executive Officer shall make a presentation or furnish a written report to the Board indicating his or her progress against such established performance criteria. Thereafter, with the Chief Executive Officer absent, the Board shall meet to review the Chief Executive Officer's performance. The results of the review and evaluation shall be communicated to the Chief Executive Officer by the Lead Director and the Chairman of the Compensation Committee.

Succession Planning

The Governance and Nominating Committee shall work with the Chief Executive Officer to review, maintain and revise, if necessary, the Company's succession plan upon the Chief Executive Officer's retirement and/or in the event of an unexpected occurrence. The Chief Executive Officer shall report annually to the Board on succession planning for the Chief Executive Officer and senior management positions, including a discussion of assessments, leadership development plans and other relevant factors.

Management Development

The Board shall determine that a satisfactory system is in effect for the education, development and orderly succession of senior and mid-level managers throughout the Company. In addition, the Company is committed to providing equal opportunity and fair treatment to all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status or other characteristics protected by law.

LONGS DRUG STORES CORPORATION
(a Maryland Corporation)

AUDIT AND FINANCE COMMITTEE CHARTER

This Audit and Finance Committee Charter was adopted by the Board of Directors (the "Board") of Longs Drug Stores Corporation (the "Company") on March 2, 2004.

I. Purpose

The purpose of the Audit and Finance Committee (the "Committee") is to assist the Board with its oversight responsibilities regarding: (i) the integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditor. The Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company's bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee's sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee's responsibilities are limited to oversight. Management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements as well as the Company's financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Company's annual financial statements, expressing an opinion as to the conformity of such annual financial statements with generally accepted accounting principles and reviewing the Company's quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Company and of the professionals and experts (including the Company's internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) (the "internal auditor") and the Company's independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

Further, auditing literature, particularly Statement of Accounting Standards No. 100, defines the term "review" to include a particular set of required procedures to be undertaken by independent auditors. The members of the Committee are not independent auditors, and the term "review" as used in this Charter is not intended to have that meaning and should not be interpreted to suggest that the Committee members can or should follow the procedures required of auditors performing reviews of financial statements.

II. Committee Authority and Responsibilities

The Committee has the following authority and responsibilities.

Interaction with the Independent Auditor

1. *Appointment and Oversight.* The Committee shall be directly responsible for the appointment, compensation, retention and general oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and the independent auditor shall report directly to the Committee.

2. *Pre-Approval of Services.* Before the independent auditor is engaged to render audit or non-audit services for the Company or its subsidiaries, the Committee shall approve the engagement. Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Committee regarding the Company's engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each service provided and such policies and procedures do not include delegation of the Committee's responsibilities under the Exchange Act to the Company's management. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals, provided such approvals are presented to the Committee at a subsequent meeting. If the Committee elects to establish pre-approval policies and procedures regarding non-audit services, the Committee must be informed of each non-audit service provided by the independent auditor. Committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the SEC.

3. *Independence of Independent Auditor.* The Committee shall, at least annually, review the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to the Company. In conducting its review:

(i) The Committee shall obtain and review a report prepared by the independent auditor describing (a) the auditing firm's internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues.

(ii) The Committee shall discuss with the independent auditor its independence from the Company, and obtain and review a written statement prepared by the independent auditor describing all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard 1, and consider the impact that any relationships or services may have on the objectivity and independence of the independent auditor.

(iii) The Committee shall confirm with the independent auditor that the independent auditor is in compliance with the partner rotation requirements established by the SEC.

(iv) The Committee shall consider at least annually whether the Company should rotate independent auditing firms.

(v) The Committee shall, if applicable, consider whether the independent auditor's provision of any permitted information technology services or other non-audit services to the Company is compatible with maintaining the independence of the independent auditor.

Annual Financial Statements and Annual Audit

4. *Meetings with Management, the Independent Auditor and the Internal Auditor.*

(i) The Committee shall meet with management, the independent auditor and the internal auditor in connection with each annual audit to discuss the scope of the audit, the procedures to be followed and the staffing of the audit.

(ii) The Committee shall review and discuss with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on the Company's financial statements; and (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

(iii) The Committee shall review and discuss the annual audited financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

5. *Separate Meetings with the Independent Auditor.*

(i) The Committee shall review with the independent auditor any problems or difficulties the independent auditor may have encountered during the course of the audit work, including any restrictions on the scope of activities or access to required information or any significant disagreements with management and management's responses to such matters. Among the items that the Committee should consider reviewing with the Independent Auditor are: (A) any accounting adjustments that were noted or proposed by the auditor but were not effected in the Company's financial statements (i.e., "passed" (as immaterial or otherwise)); (B) any communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement; and (C) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company. The Committee shall obtain from the independent auditor assurances that Section 10A(b) of the Exchange Act has not been implicated.

(ii) The Committee shall discuss with the independent auditor the report that such auditor is required to make to the Committee regarding: (A) all accounting policies and practices to be used that the independent auditor identifies as critical; (B) all alternative treatments within GAAP for policies and practices related to material items that have been discussed among management and the independent auditor, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (C) all other material written communications between the independent auditor and management of the Company, such as any management letter, management representation letter, reports on observations and recommendations on internal controls, independent auditor's engagement letter, independent auditor's independence letter, schedule of unadjusted audit differences and a listing of adjustments and reclassifications not recorded, if any.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as then in effect.

6. *Recommendation to Include Financial Statements in Annual Report.* The Committee shall, based on the review and discussions in paragraphs 4(iii) and 5(iii) above, and based on the disclosures received from the independent auditor regarding its independence and discussions with the auditor regarding such independence pursuant to subparagraph 3(ii) above, determine whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

Quarterly Financial Statements

7. *Meetings with Management, the Independent Auditor and the Internal Auditor.* The Committee shall review and discuss the quarterly financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Internal Audit

8. *Appointment.* The Committee shall approve the appointment and replacement of the internal auditor.

9. *Separate Meetings with the Internal Auditor.* The Committee shall meet periodically with the Company's internal auditor to discuss the responsibilities, budget and staffing of the Company's internal audit function and any issues that the internal auditor believes warrant audit committee attention. The Committee shall discuss with the internal auditor any significant reports to management prepared by the internal auditor and any responses from management.

Finance

10. In discharging its responsibilities with respect to finance matters, the Committee will:

- Meet at least quarterly with the CEO, CFO and others within management to review the financial and operating results of the Company, and to monitor capital expenditures against the Capital Budget.
- Keep advised of the Company's relationships with its bankers and other lenders, monitor its compliance with financing agreements, debt covenants and standing with the credit rating agencies and monitor the adequacy of the Company's credit facility and of its insurance coverage.
- Review cash management and investment policies of the Company including policies and positions regarding interest rate risk, liquidity management and derivative use, as well as investment returns.
- Report all transactions and relevant matters to the Board.

Other Powers and Responsibilities

11. The Committee shall discuss with management and the independent auditor the Company's earnings press releases (with particular focus on any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the Company may provide earnings guidance.

12. The Committee shall discuss with management and the independent auditor any related-party transactions brought to the Committee's attention which could reasonably be expected to have a material impact on the Company's financial statements.

13. The Committee shall discuss with management and the independent auditor any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that are brought to their attention and that in the opinion of management and/or the Committee raise material issues regarding the Company's financial statements, financial reporting process, accounting policies or internal audit function.

14. The Committee shall discuss with the Company's General Counsel or outside counsel any legal matters brought to the Committee's attention that could reasonably be expected to have a material impact on the Company's financial statements.

15. The Committee shall request assurances from management, the independent auditor and the Company's internal auditors that the Company's foreign subsidiaries and foreign affiliated entities, if any, are in conformity with applicable legal requirements, including disclosure of related party transactions.

16. The Committee shall discuss with management the Company's policies with respect to risk assessment and risk management. The Committee shall discuss with management the Company's significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures.

17. The Committee shall set clear hiring policies for the Company's hiring of employees or former employees of the Company's independent auditor.

18. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. The Committee shall also establish procedures for the confidential and anonymous submission by employees regarding questionable accounting or auditing matters.

19. The Committee shall provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company's annual proxy statements.

20. The Committee, through its Chair, shall report regularly to, and review with, the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance of the Company's internal audit function or any other matter the Committee determines is necessary or advisable to report to the Board.

21. The Committee shall monitor compliance with the Company's Code of Business Conduct and Ethics.

22. The Committee shall at least annually perform an evaluation of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter, and shall provide the Board with any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate.

23. The Committee shall review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration.

24. Perform such other functions as may be assigned by the Board from time to time.

III. Membership

The Committee shall consist of no fewer than three members of the Board and shall be a standing committee of the Board. Each Committee member shall be financially literate as determined by the Board in its business judgment or must become financially literate within a reasonable period of time after his or her appointment to the Committee. Members of the Committee are not required to be engaged in the accounting and auditing profession and, consequently, some members may not be expert in financial matters, or in matters involving auditing or accounting. However, at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board in its business judgment. In addition, either at least one member of the Committee shall be an "audit committee financial expert" within the definition adopted by the SEC or the Company shall disclose in its periodic reports required pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") the reasons why at least one member of the Committee is not an "audit committee financial expert."

Each Committee member shall satisfy the independence requirements of the New York Stock Exchange and Exchange Act Rule 10A-3(b)(1). No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and such determination is disclosed in the Company's annual proxy statement.

The members of the Committee, including the Chair of the Committee, shall be appointed by the Board on the recommendation of the Nominating/Corporate Governance Committee. Committee members may be removed from the Committee, with or without cause, by the Board.

IV. Meetings and Procedures

The Committee shall meet at least once during each fiscal quarter and more frequently as the Committee deems desirable. The Committee shall meet separately, periodically, with management, with the internal auditor and with the independent auditor.

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and, in consultation with management, set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company's bylaws that are applicable to the Committee or the Company's Corporate Governance Guidelines.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the independent auditor, the internal auditor, any other financial personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any director that is not a member of the Committee.

The Committee may retain any independent counsel, experts or advisors (accounting, financial or otherwise) that the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company's regular internal or external legal counsel or other internal or external advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee may conduct or authorize investigations into any matters within the scope of the powers and responsibilities delegated to the Committee.

LONGS DRUG STORES CORPORATION
(a Maryland Corporation)

COMPENSATION COMMITTEE CHARTER

This Compensation Committee Charter was adopted by the Board of Directors (the "Board") of Longs Drug Stores Corporation (the "Company") on March 2, 2004.

I. Purpose

The purpose of the Compensation Committee (the "Committee") of the Board is to provide assistance to the directors in fulfilling their responsibilities by (1) designing (in consultation with management or the Board), recommending to the Board for approval and evaluating the compensation plans, policies and programs of the Company, especially those regarding executive compensation, (2) determining the compensation of the chief executive officer of the Company and (3) producing an annual report on executive compensation, including the Company's Internal Revenue Code Section 162(m) deductibility policy, for inclusion in the Company's proxy materials in accordance with applicable rules and regulations. The Committee aims to ensure that compensation programs are designed to encourage high performance, promote accountability and assure that employee interests are aligned with the interests of the Company's stockholders.

In addition to the specific powers and responsibilities delegated to the Committee in this Charter, the Committee shall also carry out and may exercise any other powers or responsibilities as are assigned by law, the Company's charter or bylaws or as may be delegated to it by the Board from time to time. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be made by the Committee in its sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

II. Committee Authority and Responsibilities

The Committee has the following authority and responsibilities.

1. At least annually, review and, if necessary, revise the Company's compensation philosophy.

2. At least annually, review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, and, as part of a process that also involves the Governance and Nominating Committee, evaluate the Chief Executive Officer's performance in light of those goals and objectives. The Committee shall determine the appropriate elements and levels of compensation (including base salary and short-term and long-term incentives) for the Chief Executive Officer based on this evaluation. In determining the long-term incentive component of the Chief Executive Officer's total compensation, the Committee will also consider appropriate factors, such as the Company's performance and relative stockholder return, the elements and value of similar incentive awards provided to chief executive officers at comparable companies, and the awards previously provided to the Chief Executive Officer. The Committee shall review and, to the extent appropriate, approve for the Chief Executive Officer any employment, severance, change in control or similar agreement or arrangement, as well as any special or supplemental benefits or perquisites, proposed to be provided to the Chief Executive Officer.

3. The Committee shall periodically review and approve all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans (including 401(k) and similar plans), and with respect to each plan shall have responsibility for:

   (i) providing general administration;

   (ii) approving performance targets, with input from and consultation with management, under all annual bonus and long-term incentive compensation plans as appropriate and committing to writing any and all performance targets for all executive officers who may be "covered employees" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), within the period provided by Section 162(m) of the Code in order for such target to be "pre-established" within the meaning of Section 162(m);

   (iii) determining that any and all performance targets used for any performance-based equity compensation plans have been met before payment of any executive bonus or compensation or exercise of any executive award granted under any such plan(s);

   (iv) approving all amendments to, and terminations of, all compensation plans and any awards under such plans;

   (v) granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers, including stock options and other equity rights (e.g., restricted stock, stock purchase rights); and

   (vi) approving which executive officers are entitled to awards under the Company's stock option plan(s).

All plan reviews should include reviewing the plan's administrative costs, reviewing current plan features relative to any proposed new features and assessing the performance of the plan's internal and external administrators if any duties have been delegated.

4. At least annually review and approve, for the executive officers that directly report to the Chief Executive Officer and, to the extent required under Rule 16b-3 under the Securities Exchange Act of 1934 or Section 162(m) of the Code, any other officer, corporate goals and objectives relevant to such officers and determine for such officers (a) the annual base salary level, (b) the short-term incentive opportunities, (c) the long-term incentive opportunities, (d) to the extent appropriate, any employment, severance, change in control and similar agreements and arrangements, and (e) to the extent appropriate, any special or supplemental benefits or perquisites, proposed to be provided to such officers. In establishing the elements and value of such officers' total compensation, including the long-term incentive component of total compensation, the Committee will consider appropriate factors, such as the officers' performance, the Company's performance and relative stockholder return, the elements and value of compensation provided to officers with comparable duties at comparable companies, and the elements and value of compensation previously provided to such officers.

5. Have authority to retain and terminate any advisors (e.g., compensation consultants, attorneys, accountants, etc.) to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and sole authority to approve the advisor fees and other retention terms.

6. Annually review director compensation and recommend to the full Board for approval the form and amount of director compensation.

7. Establish and periodically review policies concerning perquisite benefits for the Chief Executive Officer and other executive officers.

8. Periodically review the need for a Company policy regarding compensation paid to the Company's executive officers in excess of limits deductible under Section 162(m) of the Code.

9. Determine the Company's policy with respect to change of control or "parachute" payments.

10. Review and approve executive officer and director indemnification and insurance matters.

11. Review and approve any employee loans in an amount greater than $100,000.

12. Serve as the primary contact between the Company's senior Human Resources executive and the Board with respect to compensation issues.

13. Annually review the Company's budgeted salary increase. Periodically receive, together with the Chief Executive Officer, reports from the Company's senior Human Resources executive and/or outside consultants on existing and proposed benefit, compensation, and incentive programs to ensure continued appropriate and competitive programs and levels of compensation for all Company officers and key staff.

14. Prepare and approve the Report of the Compensation Committee to be included as part of the Company's annual proxy statement.

15. Review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration.

16. Evaluate its own performance on an annual basis, including its compliance with this Charter, and provide the Board with any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate.

17. Perform such other functions as may be assigned by the Board from time to time, and report to the Board its activities from time to time.

III. Membership

The Committee shall be a standing committee of the Board and shall consist of at least two directors as determined by the Board, none of whom shall be an employee of the Company and each of whom shall (1) satisfy the independence requirements of the New York Stock Exchange, (2) be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and (3) be an "outside director" under the regulations promulgated under Section 162(m) of the Code.

Committee members, including the Committee Chairman, shall be appointed by the Board on the recommendation of the Governance and Nominating Committee, and may be removed from the Committee, with or without cause, by the Board.

IV. Meetings and Procedures

The Committee shall meet on a regular basis and may call special meetings as required.

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company's bylaws that are applicable to the Committee or the Company's Corporate Governance Guidelines.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee but may not vote and shall not participate in any discussion or deliberation unless invited to do so by the Committee. The Committee may, at its discretion, include in its meetings members of the Company's management, members of the Company's human resources, legal, tax and accounting departments, representatives of the independent auditor, the internal auditor and any other financial personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including but not limited to, any director that is not a member of the Committee.

The Committee shall have the authority, as it deems appropriate, to retain and/or replace, as needed, any independent counsel, compensation and benefits consultants and other outside experts or advisors that the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company's regular internal or external legal counsel or other internal or external advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee in its sole discretion, for payment of compensation to any such persons retained by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

When planning to establish, modify or certify performance targets under bonus plans for senior executives, grant any and all forms of equity compensation, modify or rescind any option, stock or restricted stock grants, or make, modify or rescind loans to employees or directors, the Committee shall consult the Company's legal, tax and accounting departments before taking action.

V. Delegation of Duties

In fulfilling its responsibilities, the Committee shall, subject to the following paragraphs, be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee, except that it shall not delegate its responsibilities set forth in paragraphs 3 and 4 of Section II above or any matters that involve executive compensation or any matters where it has determined such compensation is intended to comply with Section 162(m) of the Code by virtue of being approved by a committee of "outside directors" or is intended to be exempt from Section 16(b) under the Securities Exchange Act of 1934 pursuant to Rule 16b-3 by virtue of being approved by a committee of "non-employee directors." All proposed delegations must be adopted by a resolution of the Committee and reviewed for compliance with the relevant plan and Maryland corporate law by the Company's legal, tax and accounting departments before they are voted upon at meetings. The resolution shall specify which duties are being delegated, to whom the duties are delegated, and which oversight powers the Committee retains.

In addition, the Committee shall, as it deems appropriate, cause the Company to seek stockholder approval of the performance goals used to set the performance targets in any performance-based equity compensation plans, whether through approval of the applicable plan or otherwise, to the extent required, and in the manner provided, by Section 162(m) and the treasury regulations promulgated thereunder.

LONGS DRUG STORES CORPORATION
(a Maryland Corporation)

GOVERNANCE AND NOMINATING COMMITTEE CHARTER

This Governance and Nominating Committee Charter was adopted by the Board of Directors (the "Board") of Longs Drug Stores Corporation (the "Company") on March 2, 2004.

I. Purpose

The purpose of the Governance and Nominating Committee (the "Committee") of the Board is to assist the Board in discharging the Board's responsibilities regarding: (a) the identification of qualified candidates to become Board members and Chief Executive Officer of the Company; (b) the selection of nominees for election as directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected); (c) the selection of candidates to fill any vacancies on the Board; (d) the development and recommendation to the Board of a set of corporate governance guidelines and principles applicable to the Company (the "Corporate Governance Guidelines"); (e) oversight of the evaluation of the Board, the Board committees and management; and (f) review the effectiveness of the functioning of the Board and its committees.

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company's bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee's sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

The Committee will work in concert with the Lead Director, Chairman of the Board and the Chief Executive Officer in fulfilling its responsibilities, as appropriate.

II. Committee Authority and Responsibilities

The Committee has the following authority and responsibilities:

1. Review and make recommendations to the Board regarding Board organization, structure and protections, including without limitation:
   (a) the size of the Board and each standing committee;
   (b) succession policies for directors;
   (c) experience and professional criteria for membership on the Board of Directors;
   (d) candidates to be appointed as the members and Chair of each Board committee;
   (e) members to serve as Chairman of the Board and as Lead Director; and
   (f) the duties of the Chairman of the Board and the Lead Director as they relate to coordinating and supporting the work of the several committees and the Board.

2. Review and make recommendations to the Board regarding nominees to fill vacancies as they occur among directors and, prior to each annual meeting of stockholders, a slate of nominees for election or reelection as directors by the stockholders at the annual meeting. This responsibility includes:

   (a) identifying, evaluating and recruiting highly qualified candidates as directors; and

   (b) identifying the characteristics of new director appointments needed to maintain effectiveness of the Board.

For purposes of the foregoing, the Committee may consider the criteria set forth in the attached Addendum in recommending candidates for election or appointment to the Board.

3. Review at least annually the performance of each current director, as well as the relationships that each such director has with the Company, and consider the results of such evaluation when determining whether or not to recommend the nomination of such director for an additional term.

4. In appropriate circumstances, in its discretion, consider and recommend the removal of a director for cause, in accordance with the applicable provisions of the Company's certificate of incorporation, bylaws and Corporate Governance Guidelines.

5. Oversee the Board and each Board committee in the Board's and each committee's annual review of its performance (including its composition and organization) and the performance of management, and make appropriate recommendations to improve performance.

6. At its discretion, make recommendations to the Board regarding governance matters, including, but not limited to, the Company's certificate of incorporation, bylaws, this Charter and the charters of the Company's other Board committees.

7. Develop and recommend to the Board the Corporate Governance Guidelines.

8. Evaluate its own performance on an annual basis, including its compliance with this Charter, and provide the Board with any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate.

9. Develop, in concert with the Chief Executive Officer, an effective management succession plan. Monitor progress in achieving that plan, including receiving periodically from the chief executive officer recommendations regarding his or her successor, the development of other executive talent and the executive management needs of the Company. This responsibility includes:

   (a) conferring with the Chief Executive Officer on a regular basis regarding progression and performance of senior corporate officers and his or her thinking on promotion and/or increased responsibilities of those officers;

   (b) reviewing the Chief Executive Officer's nomination of senior corporate officers in the context of the management succession plan and making recommendations to the Chief Executive Officer and the Board as deemed appropriate;

   (c) arranging for the Chief Executive Officer to review annually the current status of the management succession plan with the Board of Directors during executive session; and

   (d) recommending formally to the Board a successor to the chief executive officer when a vacancy occurs.

10. Monitor the consistency between the performance of the Chief Executive Officer and the expectations of the Board. This responsibility includes:
    (a) reviewing at least annually the performance of the Chief Executive Officer;
    (b) arranging for the Chief Executive Officer to discuss performance matters with the Board of Directors at least annually during executive session; and
    (c) reporting annually the results of the evaluation of the Chief Executive Officer to the Compensation Committee.
11. Develop and recommend to the Board a policy regarding the consideration of director candidates recommended by the Company's security holders and procedures for submission by security holders of director nominee recommendations.
12. Periodically report to the Board on its findings and actions.
13. Review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration.
14. Perform such other functions as may be assigned by the Board from time to time.

III. Membership

The Committee shall consist of at least three directors all of whom (a) shall be "independent" as defined in the rules of the New York Stock Exchange, and (b) shall have experience, in the business judgment of the Board, that would be helpful in addressing the matters delegated to the Committee, and shall be a standing committee of the Board. The members of the Committee, including the Chair of the Committee, shall be appointed by the Board. Committee members may be removed from the Committee, with or without cause, by the Board.

IV. Meetings and Procedures

The Committee shall meet four times per year and may call special meetings as required.

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are consistent with the provisions of the Company's bylaws that are applicable to the Committee or the Company's Corporate Governance Guidelines.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management, or any other person whose presence the Committee believes to be desirable and appropriate. Notwithstanding the foregoing, the Committee may exclude from its meetings any person it deems appropriate, including but not limited to, any director that is not a member of the Committee.

The Committee shall have the authority, as it deems appropriate, to retain or replace, as needed, any independent counsel or other outside expert or advisor that the Committee believes to be desirable and appropriate. The Committee, in its discretion, may also use the services of the Company's regular internal or external legal counsel or other internal or external advisors to the Company. The Committee shall have sole authority to retain and terminate any search firm to be used to identify director and Chief Executive Officer candidates, including sole authority to approve such search firm's fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such persons retained by the Committee and for ordinary administrative expenses, including those related to the identification and recruitment of director and Chief Executive Officer candidates, of the Committee that are necessary or appropriate in carrying out its duties.

V. Delegation of Duties

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee, to the extent consistent with the Company's certificate of incorporation, bylaws, Corporate Governance Guidelines and applicable law and rules of markets in which the Company's securities then trade.

Addendum
(Policies)

The Lead Director's and Chairman's Responsibilities for Committees:

The Lead Director and Chairman of the Board are responsible for coordinating the activities of the several committees of the Board. Through office staff, the Chairman shall provide the necessary financial, technical and clerical services required by the committees.

Criteria for Board Membership:

The Committee may consider the following criteria, among others the Committee shall deem appropriate, in recommending candidates for election to the Board:

(a) directors chosen with a view to bringing to the Board a variety of expertise, experience and diversity;

(b) some directors who will form a central core of executive business and financial expertise;

(c) some directors who have substantial experience outside the business community in the professional, public, academic or scientific communities;

(d) directors who are free of conflicts of interest;

(e) directors who will represent the balanced, best interests of the stockholders as a whole;

(f) directors who have sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director;

(g) some directors with experience in corporate governance, experience in the Company's industry and/or experience as a board member of another publicly held company;

(h) directors with personal and professional integrity, ethics and values;

(i) directors with practical and mature business judgment;

(j) a substantial majority of directors who are not employees or former employees of the Company; and

(k) directors who maintain expertise that contributes significantly to the functioning of the Board throughout their Board service.

Succession Policy

It is the general policy of the Company that no director may stand for election to the Board after his or her 72nd birthday. At the discretion of the Committee, incumbent directors may be nominated for re-election for an additional three-year period of service through the end of the year during which they reach age 72. In exceptional cases, a director may be nominated for re-election after reaching age 72 when the Committee believes that it would be in the best interests of the stockholders and the Company for the individual to continue in his or her position. In such cases, there should exist substantial evidence that the candidate possesses unique skills or experiences that justify an exception to the policy. Such exceptions would normally be limited to one additional 3-year period of service.

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 29, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ *to* __________

Commission file number 1-8978

LONGS DRUG STORES CORPORATION

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**68-0048627** (I.R.S. Employer Identification No.)
141 North Civic Drive **Walnut Creek, California** (Address of principal executive offices)	**94596** (Zip Code)

Registrant's telephone number, including area code: (925) 937-1170

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the registrant as computed by the price of the registrant's shares on the New York Stock Exchange at the close of business on July 31, 2003 was approximately $703,597,000.

There were 37,395,394 shares of common stock outstanding as of April 1, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated by reference from specified portions of our definitive Proxy Statement for our 2004 Annual Meeting of Stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, pharmacy and front-end sales and gross profits, cost reductions, depreciation and amortization, changes in supply chain practices, workers' compensation costs, income tax rates, liquidity and cash requirements, working capital reductions, the number of store openings, closures and remodels, the level of capital expenditures and contractual commitments, and are indicated by words or phrases such as "continuing," "expects," "estimates," "believes," "plans," "anticipates," "will" and other similar words or phrases.

These forward-looking statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual events and results to vary materially from those included in or contemplated by forward-looking statements we make. These risks and uncertainties include, but are not limited to, those set forth below:

- Our ability to successfully implement new computer systems and technology, including a perpetual inventory system;
- Absence of disruption in our supply chain due to system conversions;
- Changes in economic conditions generally or in the markets we serve;
- Consumer preferences and spending patterns;
- Economic softness and unemployment;
- The impact of state and federal budget deficits on government healthcare spending and on economic conditions generally;
- Competition from other drugstore chains, supermarkets, mass merchandisers, discount retailers, on-line retailers, other retailers and mail order companies;
- The frequency and rate of introduction of successful new prescription drugs;
- Changes in state or federal legislation or regulations affecting our business;
- The efforts of third-party payers to reduce prescription drug costs;
- The success of planned advertising and merchandising strategies;
- Labor unrest in the same or competitive industries;
- Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;
- The availability and cost of real estate for new stores;
- Accounting policies and practices;
- Our ability to hire and retain pharmacists and other store and management personnel;
- Our relationships with our suppliers;
- Our ability to improve our purchasing of front-end products;
- Our ability to obtain adequate insurance coverage;
- The effects of war and terrorism on economic conditions and consumer spending patterns;
- The impact of rising workers' compensation, health and welfare and energy costs on our operations;
- Changes in internal business processes associated with supply chain and other initiatives;
- Consumer reaction to our remodeled stores;
- Our ability to execute our previously announced initiatives;
- Adverse determinations with respect to litigation or other claims; and
- Other factors discussed in this annual report under "Risk Factors" and elsewhere or in any of our other SEC filings

In addition, because we lack a perpetual inventory system, our ability to accurately forecast and track our gross profits and inventory levels during periods between our quarterly physical inventories is reduced. Therefore, our actual gross profits and inventory levels may vary materially from the gross profits and inventory levels included in or contemplated by forward-looking statements we make.

We assume no obligation to update our forward-looking statements to reflect subsequent events or circumstances.

TABLE OF CONTENTS

Form 10-K

PART I

Item 1. *Business*

Overview

Longs Drug Stores Corporation was founded in 1938 in Oakland, California by two bothers, Tom and Joe Long. Today, we operate in two business segments, retail drug stores and, through our RxAmerica subsidiary, pharmacy benefit management, or PBM. For financial information about these segments, see Note 11, "Segment Information" in the accompanying notes to our consolidated financial statements. We operate on a 52/53-week fiscal year ending on the last Thursday in January. Our 2004 fiscal year contained 52 weeks of operations and ended on January 29, 2004.

Through our retail drug store segment, we are one of the most recognized retail drug store chains on the West Coast of the United States and in Hawaii, with 470 stores in California, Colorado, Hawaii, Nevada, Washington and Oregon and one mail order pharmacy as of January 29, 2004. Our retail drug stores have a long history of serving the health and well-being needs of customers through customer-oriented pharmacy services and convenient product offerings that include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, food and beverage items and greeting cards.

Our PBM segment provides a range of services, including plan design and implementation, formulary management and claims administration to third-party health plans and other organizations.

Our corporate offices are located at 141 North Civic Drive, Walnut Creek, California 94596, telephone (925) 937-1170. Our common stock is listed on the New York Stock Exchange under the stock symbol "LDG." General information, financial news releases and filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on our website at www.longs.com as soon as reasonably practicable after we file them with the Securities and Exchange Commission.

Recent developments

In February 2002, our board of directors approved a program to significantly upgrade our supply chain systems and processes along with initiatives to increase front-end sales, improve pharmacy profitability, enhance customer service and improve operational efficiencies. Through January 29, 2004, we have invested approximately $29 million of capital expenditures for the supply chain program, largely related to technology systems changes. We have implemented a new distribution management system in our front-end distribution center serving our Northern California stores and have undergone preliminary testing of a new price and cost file maintenance system for our stores. We have also laid the groundwork for later stages of the project, which include the rollout of these new systems and processes at our remaining stores and distribution centers, the implementation of a perpetual inventory system and improved purchasing systems that will facilitate merchandise replenishments and improve our real-time visibility into inventories and gross profits. We expect, over the next two years, to invest an additional $34 million in capital and incur significant operating and administrative expenses as we complete this project.

In October 2002, our board of directors elected Warren F. Bryant President and Chief Executive Officer. In August 2003, the board of directors elected Mr. Bryant as Chairman of the Board in addition to his duties as President and Chief Executive Officer. He succeeded Robert M. Long, Chairman of the Board since 1991, who will remain on the board of directors as its Chairman Emeritus.

In February 2003, we announced a series of actions designed to reduce operating and administrative expenses. These actions, which were taken over the course of fiscal 2004, included a reduction of our administrative workforce by approximately 170 people in our California offices, the closure of certain support facilities, store labor savings through workflow and staffing changes and a restructuring of our incentive compensation arrangements.

In March 2003, our board of directors authorized the repurchase of up to 2,000,000 shares of our common stock through January 2008, for a maximum total expenditure of $50 million. Through the end of fiscal 2004, we have repurchased 509,100 shares under this authorization at a total cost of $8.0 million.

In July 2003, we announced a voluntary separation program for our store managers. This program offered financial incentives based on years of service and base salary, as well as company-paid health insurance benefits and outplacement services. A total of 69 store managers opted to participate in the program. The employee termination and related costs of this program totaled approximately $3.7 million.

Strategic Initiatives

In February 2002, our board of directors approved five enterprise-wide strategic initiatives focused on improving our overall performance. These initiatives are as follows:

- *Enhancing customer service*—We have developed significant brand loyalty from our customers and we continue to develop ways to improve our levels of customer service as a differentiator among our competitors. Our focus is to greet, serve and thank every customer, every time.
- *Improving pharmacy profitability*—We are focusing on streamlining and improving our pharmacy processes and exploring new or expanded revenue sources in order to lower our costs, increase sales and increase pharmacy profitability.
- *Increasing front-end sales*—We have developed new merchandise and marketing strategies and in-store promotions intended to create excitement in our customers' shopping experience, provide value, increase traffic in our stores and increase front-end sales.
- *Upgrading our supply chain*—Upgrading our supply chain systems and processes will help us to achieve our other initiatives by improving store replenishments and in-stock positions and improving our visibility into our inventories and gross profits on a real-time basis.
- *Improving operational processes*—We are developing new and more efficient ways to operate our business, including upgrading our existing information system technologies and utilizing our resources more effectively.

Products and Services

The following table summarizes our product and service types, as a percentage of our total consolidated sales:

	Fiscal Year		
	2004	2003	2002
Pharmacy sales	46.0%	44.2%	43.4%
Front-end sales	53.4%	55.3%	56.4%
Pharmacy benefit management revenues	0.6%	0.5%	0.2%
Total consolidated sales	100.0%	100.0%	100.0%

Our retail drug stores sell prescription drugs and a wide assortment of high-quality, nationally advertised brand name and private label general merchandise, which we refer to as "front-end" products. Our core front-end categories include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, convenience food and beverage items and greeting cards. In addition, we sell merchandise in non-core front-end categories such as gifts, seasonal items and sporting goods. We are known for offering merchandise and assortments that reflect the local tastes and preferences of individual markets, and as a result, we have gained significant name recognition and brand loyalty from our customers. To enhance customer service and build customer loyalty, we seek to consistently maintain in-stock positions in all of our merchandise categories. We will continue to develop our mix of front-end merchandise in our stores in response to the changing needs and preferences of our customers. In addition, we offer educational information to our customers about their health and well-being concerns through the *Live Healthy* section of our website, www.longs.com, as well as through new Learning Centers in some of our stores. We also provide influenza vaccinations and offer a variety of health screening services in many of our stores, such as blood, glucose, osteoporosis, stroke and cholesterol testing.

Our RxAmerica subsidiary provides comprehensive PBM services nationwide including prescription benefit plan design and implementation, formulary management, claims administration and account management to third party health plans and other organizations. We have designed our PBM services to help lower prescription benefit costs for plan providers while improving healthcare access, service and treatment for covered members. We manage prescription benefit plans covering more than 4.5 million lives with a network of pharmacies in all 50 states and Puerto Rico.

Purchasing and Distribution

We are in the process of centralizing our merchandise procurement and replenishment. Previously, store managers had significant control over their product mix and purchased from numerous manufacturers and distributors under a decentralized organizational structure. As we upgrade our supply chain to achieve greater efficiencies and economies of scale, we have begun to transition to a more centralized purchasing and replenishment structure for most of our merchandise. In addition, we have established more stringent parameters for merchandise purchased by store managers in order to preserve our ability to respond to the local preferences and needs of our customers while improving our profitability.

We distribute centrally procured merchandise to our stores through our distribution centers in California and Hawaii, while merchandise purchased by our store managers is delivered directly to our stores by our vendors. As we shift to a more centralized purchasing approach, we have substantially increased the volume of merchandise received, stored and delivered through our distribution centers. Store deliveries from our distribution centers take place primarily through a leased fleet and contract drivers.

Advertising

We advertise primarily through promotional advertisements and circulars in major daily newspapers and advertisements on radio and television. We centrally manage the majority of our advertising efforts. Our approach is to regionalize our advertising and use the most efficient media mix within a geographic area. We use rebates and allowances received from vendors to fund a significant portion of our total advertising spending.

Technology

All of our stores utilize pharmacy systems to facilitate filling prescriptions, analyze drug interactions and adjudicate third-party claims, which allows our pharmacists to fill prescriptions accurately and efficiently with reduced risk of adverse drug interaction. We route some of the prescriptions that we receive to our automated central prescription fill centers, which provide increased productivity and reduced prescription fill costs. We have also installed advanced pill-dispensing robotics in many of our pharmacies. The fill centers and robotic technology enable our pharmacists to spend more time with customers while maintaining high quality customer service standards.

Our stores utilize computer-assisted ordering and replenishment systems for certain goods that track sales and merchandise on hand and plan orders as necessary. During fiscal 2004, we upgraded all of our stores' point-of-sale systems to increase the speed of customer check-out and improve our ability to handle a high volume of transactions. We also installed digital photo technology systems in over 85% of our stores in response to our customers' continued migration to digital technology.

We are making extensive systems changes as part of our efforts to upgrade our supply chain. We have implemented a new distribution management system in our front-end distribution center serving our Northern California stores and have undergone preliminary testing of a new price and cost file maintenance system for our stores. We also have laid the groundwork for later stages of the project, which include the rollout of these systems at our remaining stores and distribution centers, the implementation of a perpetual inventory system and improved purchasing systems that will facilitate merchandise replenishments and improve our real-time visibility into inventories and gross profits.

In an effort to upgrade our technology, we have begun to phase out and replace older and inefficient pharmacy and other information systems, including a targeted marketing database that was originally developed as a component of our e-retail strategy, an inefficient pharmacy processing system used in our stores and other information technology assets.

Mail Order

In April 2003, we added mail-order prescription services through our acquisition of American Diversified Pharmacies, Inc. (ADP). With this acquisition, we gained entry into one of the fastest growing distribution channels for prescription drugs in the United States. Our mail order capabilities complement our in-store pharmacies as well as our PBM service offerings.

Internet

Through our website, www.longs.com, our customers can access our company information and extensive health and welfare information, refill prescriptions and purchase certain over-the-counter medications 24 hours a day, 7 days a week. Customers may have items mailed to them or may pick them up at their local store. We believe that this sales channel provides customers with added flexibility and convenience.

Trademarks

We hold various trademarks, trade names (including, but not limited to, Longs, Longs Drugs, Longs Pharmacy, E-fills and RxAmerica) and business licenses that are essential to the operation of our business. These trademarks and licenses have varying statutory lives and are generally renewable indefinitely.

Employees

As of January 29, 2004, we had approximately 22,900 full-time and part-time employees. We hire additional temporary employees as needed, especially during peak seasons. Virtually all of our employees are non-union, and we believe that our relationship with our employees is good.

Regulation

Our pharmacies and pharmacists are licensed by the appropriate state boards of pharmacy. Our distribution centers are also registered with the Federal Drug Enforcement Administration. Applicable licensing and registration requirements necessitate our compliance with various state statutes, rules and regulations.

In recent years, an increasing number of legislative proposals have been introduced and passed in Congress and in some state legislatures that could result in major changes in health care coverage, delivery and reimbursement, both nationally and at the state level. For example, recently Congress passed the Medicare Prescription Drug Improvement and Modernization Act of 2003, which includes new prescription drug benefits for Medicare participants.

Also, in recent years, both federal and state authorities have proposed or passed new legislation that imposes on healthcare providers, including pharmacies, significant additional obligations concerning the protection of confidential patient medical records and information. The Health Insurance Portability and Accountability Act, or HIPAA, imposes certain requirements, including the protection of confidential patient medical records and other information. Compliance with these regulations, particularly HIPAA, requires that we implement complex changes to our systems and processes.

As a publicly traded corporation, we are subject to numerous federal securities laws and regulations, including the Securities Act of 1933 and the Securities Exchange Act of 1934 and related rules and regulations promulgated by the SEC. These laws and regulations impose significant requirements in the areas of accounting and financial reporting, corporate governance and insider trading, among others.

Competition

The retail drug store industry is highly competitive. We compete with local, regional and national companies, including other drug store chains, independent drug stores, supermarket chains, discount retailers, on-line retailers, mail order pharmacies, and mass merchandisers. We compete on the basis of price, merchandise quality, product mix, convenience and customer service. We believe continued consolidation of the drug store industry and continued new store openings will further increase competitive pressures in the industry.

In the PBM industry, our competitors include large regional and national PBMs, some of which are owned by our competitors in the retail drug store industry. We compete on the basis of our ability to facilitate the reduction of prescription drug costs for our customers through plan design and implementation as well as the quality and scope of the services we offer.

Concentrations

All of our sales occur within the United States. We do not derive revenues from sales in foreign countries or export sales. No single customer accounts for 10% or more of our total sales. We do not believe that the loss of any one customer or group of customers under common control would have a material effect on our business.

We obtain approximately half of our total merchandise, including over 90% of our pharmaceuticals, from a single supplier, AmerisourceBergen Corporation, with whom we have a long-term supply contract. Any significant disruptions in our relationship with AmerisourceBergen Corporation could have a material adverse effect on us.

Our stores, mail order pharmacy, distribution centers and corporate offices are located in the western United States, with the majority of our stores in California. Risks prevalent in this region include, but are not limited to, the adverse economic effects of a state budget crisis, legislative or other governmental actions reducing prescription reimbursement payments to us or increasing our liability with respect to workers' compensation, major earthquakes, periodic energy shortages and rising energy costs, and shipping and other transportation-related disruptions. Because of our geographic concentration, these risks could result in significant disruptions to our business or increased operating expenses.

Seasonality

Our business is seasonal, peaking in the fourth fiscal quarter when front-end sales benefit from the holiday season. Pharmacy sales and over-the-counter medications also benefit in the fourth fiscal quarter from the winter cold and flu season.

Item 2. *Properties*

Stores

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Number of stores, beginning of period	455	436	430
Stores opened	18	22	24
Stores closed	(3)	(3)	(18)
Number of stores, end of period	470	455	436
Store relocations	1	3	1

We also remodeled 20 stores during fiscal 2004, and we plan to remodel up to 40 additional stores in fiscal 2005.

Our stores are located in the following states:

	January 29, 2004	January 30, 2003	January 31, 2002
California	394	380	361
Hawaii	31	32	32
Washington	17	17	17
Nevada	17	15	15
Colorado	9	9	9
Oregon	2	2	2
Total	470	455	436

Our stores vary in size, with the majority ranging from 15,000 to 30,000 square feet. Our stores average approximately 23,000 square feet in size, of which approximately 16,000 square feet is devoted to selling space. The average age of our stores is 14 years with 33% of our stores opened within the last five years. The average size of the stores we opened in fiscal 2004 is approximately 16,000 square feet. We lease 274 of our stores from third parties. Of the remaining stores, 142 are company-owned buildings on company-owned land, and 54 are company-owned buildings on leased land.

Distribution Centers

We operate the following distribution centers:

Location	Leased/ Owned	Square Feet
Lathrop, California (front-end merchandise)	Owned	427,000
Ontario, California (front-end merchandise)	Owned	353,000
Ontario, California (pharmaceutical inventories)	Leased	36,000
Honolulu, Hawaii (front-end merchandise)	Owned	48,000

We often lease supplemental warehouse space as needed, especially during our high-volume seasonal periods.

Other Properties

We have two principal company-owned corporate office facilities in California, with a total of 142,000 square feet, and we lease an additional 72,000 square feet of office space, also in California. We also lease a 26,000 square foot corporate office building for our PBM segment in Salt Lake City, Utah. Our remaining properties are not material, either individually or in the aggregate.

Item 3. ***Legal Proceedings***

On February 17, 2004 and March 23, 2004, two purported class action lawsuits entitled Darien Goddard, et al v. Longs Drug Stores Corporation, et al and David Robotnick v. Longs Drug Stores California, Inc. were filed in the Superior Court of California, Alameda County and the Superior Court of California, Los Angeles County, respectively. The lawsuits were filed by plaintiffs who are current or former store managers or assistant managers on behalf of themselves and other similarly situated California store managers and assistant store managers. The lawsuits allege that we improperly classified such employees as exempt under California's wage and hour and unfair business practice laws and seek damages, penalties under California's wage and hour laws, restitution, reclassification and attorneys' fees and costs. We are vigorously investigating and defending this litigation. Because the cases are in the very early stages, the financial impact to us, if any, cannot be predicted.

In addition to the lawsuits described above, we are subject to various lawsuits and claims arising in the normal course of our businesses. In the opinion of management, after consultation with counsel, the disposition of these matters arising in the normal course of business is not likely to have a material adverse effect, individually or in the aggregate, on our financial position or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of stockholders during the fourth quarter of fiscal 2004.

PART II

Item 5. ***Market for the Registrant's Common Equity and Related Stockholder Matters***

The New York Stock Exchange is the principal market for our common stock, which is traded under the symbol "LDG." Our transfer agent is Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854. There were approximately 2,762 stockholders of record as of April 1, 2004.

Quarterly high and low closing stock prices, based on the New York Stock Exchange composite transactions, are shown below:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year	
	Low	High	Low	High	Low	High	Low	High	Low	High
Fiscal 2004	$13.44	$21.98	$14.24	$19.53	$18.05	$23.52	$21.89	$25.10	$13.44	$25.10
Fiscal 2003	$22.00	$31.57	$21.86	$32.25	$20.40	$25.77	$19.25	$23.77	$19.25	$32.25

Quarterly dividends per share are summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal 2004	$0.14	$0.14	$0.14	$0.14	$0.56
Fiscal 2003	$0.14	$0.14	$0.14	$0.14	$0.56

Item 6. *Selected Financial Data*

	Fiscal Year[1]				
	2004 (52 weeks)	2003 (52 weeks)	2002[2] (53 weeks)	2001 (52 weeks)	2000[3] (52 weeks)
	(Dollars in thousands except per share data)				
Financial Statistics					
Sales	$4,526,524	$4,426,273	$4,304,734	$4,027,132	$3,672,413
Gross profit[4]	1,144,421	1,136,847	1,079,252	1,025,261	947,694
Operating and administrative expenses[5]	1,000,994	990,209	912,600	843,844	768,179
Depreciation and amortization[6]	83,595	77,736	78,193	69,283	56,102
Provision (benefit) for store closures and asset impairments, net	7,438	10,754	(1,682)	28,404	4,895
Legal settlements and other disputes[7]	(7,007)	469	860	(6,831)	—
Operating income	59,401	57,679	89,281	90,561	118,518
Interest expense, net	13,379	13,035	14,016	16,277	4,644
Income taxes[8]	16,258	13,317	28,097	29,400	44,900
Income before cumulative effect of accounting change[9]	29,764	31,327	47,168	44,884	68,974
Net income	29,764	6,702	47,168	44,884	68,974
Basic earnings per common share:					
Income before cumulative effect of accounting change	0.80	0.83	1.26	1.19	1.77
Net income	0.80	0.18	1.26	1.19	1.77
Diluted earnings per common share:					
Income before cumulative effect of accounting change	0.79	0.82	1.25	1.19	1.76
Net income	0.79	0.18	1.25	1.19	1.76
Dividends per common share	0.56	0.56	0.56	0.56	0.56
Total assets	1,442,112	1,352,071	1,411,591	1,353,667	1,270,323
Working capital	173,577	242,563	236,660	159,447	230,280
Long-term debt	114,558	181,429	198,774	198,060	181,180
Deferred income taxes and other long-term liabilities	50,695	34,074	43,490	23,118	34,554
Equity	713,921	716,470	721,573	683,795	702,694
Capital expenditures and acquisitions	113,999	93,944	117,126	134,093	258,427
Operating Statistics					
Number of stores at year end	470	455	436	430	416
Average sales per store	$ 9,735	$ 9,920	$ 10,021	$ 9,565	$ 9,625
Same-store sales growth (decline)[10] (52-week basis)	(0.2)%	2.8%	4.0%	3.3%	7.5%
Selling square footage at year end *(Millions)*	7.7	7.5	7.2	7.2	7.0
Sales per selling square foot (52-week basis)	$ 597	$ 601	$ 594	$ 568	$ 528
Number of employees at year end	22,900	22,200	22,200	22,100	20,800

(1) We operate on a 52/53-week fiscal year ending on the last Thursday in January.

(2) We acquired full ownership of RxAmerica, our PBM segment, in the third quarter of fiscal 2002. Prior to the acquisition, RxAmerica was a joint venture between Longs and Albertson's, and its results of operations, which were reported using the equity method of accounting, were not material to us. See "Segment Information" in the accompanying notes to our consolidated financial statements for a summary of RxAmerica's impact on our sales, operating income and total assets for the fiscal years ended January 29, 2004, January 30, 2003 and January 31, 2002.

(3) In October 1999, we completed the net acquisition of 31 stores (32 stores were acquired and one store was closed) located in California from Rite Aid Corporation. These stores have been included in our operating results since the date of acquisition.

(4) In fiscal 2004, we began classifying advertising expenses as a component of cost of sales. Previously, we classified advertising expenses as a component of operating and administrative expenses. We reclassified results for previous fiscal years to conform to this new presentation.

(5) In fiscal 2004, operating and administrative expenses included pre-tax charges of $5.5 million ($3.3 million after-tax, or $0.9 per diluted share) for an increase in our self-insurance reserves as the result of an actuarial study completed in the fourth quarter; $3.7 million ($2.3 million after-tax, or $0.06 per diluted share) for costs associated with a voluntary separation program for store managers; and $3.4 million ($2.1 million after-tax, or $0.06 per diluted share) for costs associated with a reduction in administration force and consolidation of facilities; offset in part by gains of $3.0 million ($1.8 million after-tax, or $0.05 per diluted share) on the sale of property.

(6) In fiscal 2004, depreciation and amortization included $5.2 million ($3.0 million after-tax, or $0.08 per diluted share) of accelerated depreciation for the abandonment of a pharmacy system related asset.

(7) In fiscal 2004, legal settlements and other disputes included a combined pre-tax benefit of $7.0 million ($4.2 million after-tax, or $0.11 per diluted share) related to the settlement of a lease-related dispute with one of our landlords and a contract dispute with a former service provider. In fiscal 2001, we recorded a net pre-tax benefit of $6.8 million ($4.1 million after-tax, or $0.11 per diluted share) related to our share of a brand name litigation settlement, partially offset by the settlement of a class action lawsuit regarding the employment classification of certain employees and the resolution of a contractual dispute with a vendor.

(8) Income tax expense in fiscal 2003 included income tax credits of $2.9 million ($0.08 per diluted share) resulting from the completion of certain tax credit projects.

(9) Upon adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, in fiscal 2003, we recognized a transitional goodwill impairment charge of $41.0 million ($24.6 million or $0.64 per diluted share after tax), as the cumulative effect of a change in accounting principle. Also as required by SFAS No. 142, in fiscal 2003 we discontinued the amortization of goodwill and certain other intangible assets deemed to have indefinite lives. In fiscal 2002, amortization expense for these assets, net of the related income tax effects, was $4.1 million, or $0.11 per diluted share.

(10) Same-store sales statistics serve as a measure of our sales growth excluding the effect of opening new stores or closing stores. We compute same-store sales growth on a monthly basis, by comparing sales in the current fiscal month with those of the same fiscal month of the previous fiscal year for those stores that have been open for at least 13 complete consecutive fiscal months. This computation has the effect of measuring sales increases or decreases each month only for those stores that were open during all of the same month of the previous fiscal year. We compute quarterly and annual same-store sales growth by accumulating the monthly same-store sales results for those quarterly and annual periods.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the related notes. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under "Cautionary Statement Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth in the following discussion and under "Risk Factors" and elsewhere in this Form 10-K.

OVERVIEW

Fiscal 2004 brought continued change, with new challenges and opportunities for Longs. The economy continues to be sluggish and unemployment remains high, particularly in California, our primary market. A budget crisis and the recall of the state's governor have fueled an environment of political and economic uncertainty in the state of California. Additionally, the competitive landscape is changing in many of the markets in which we do business. Other large retail drug store chains and mass merchandisers are expanding in our markets, and we are facing increased competition from non-traditional channels such as the Internet and mail-order pharmacies.

In this economic environment, we are undertaking significant organizational and operational changes. These changes affect our store operations, merchandising and marketing strategies, information technology systems, compensation arrangements, and senior management organizational structure and responsibilities. In a difficult and uncertain economy, and a highly competitive market, we believe these changes are necessary to become a stronger competitor and build a foundation for profitable long-term growth.

In February 2002, our board of directors approved five strategic initiatives for our company, as follows:

- Enhance customer service
- Improve pharmacy profitability
- Increase front-end sales
- Upgrade our supply chain
- Improve operational processes

We have also undertaken numerous other initiatives and programs to support these five broad strategic initiatives:

- In February 2003, we reduced our administrative workforce by approximately 170 people in our California offices. This workforce reduction resulted in a more streamlined administrative support organization and has contributed to a reduction in operating and administrative expenses relative to our sales.
- We are taking a series of steps to improve the cash flow performance of 25 underperforming stores and of stores opened during the last three years. The cash flow for these stores as a group improved in fiscal 2004 compared to fiscal 2003. We closed one of these stores during the fourth quarter and are continuing to monitor the performance of the remaining stores.
- We phased out several inefficient technology systems and replaced them with more efficient and reliable systems. Our systems upgrades included the rollout of a higher performance pharmacy processing system, a new point-of-sale system and hand-held wireless systems in all of our stores. In addition, we continued to make substantial systems changes related to upgrading our supply chain.

These changes included the implementation of a new distribution management system in our Northern California front-end distribution center and preliminary testing of a new price and cost file maintenance system for our stores. We expect, over the next two years, to complete the rollout of these systems at our remaining stores and distribution centers, and implement a perpetual inventory system and improved purchasing systems that will facilitate store replenishments and improve our visibility into inventories and gross profits on a real-time basis. Our lack of real-time visibility into our inventory and gross profits reduces our ability to make intra-period adjustments to improve our operating performance. Upon the successful upgrade of our supply chain, including the implementation of a perpetual inventory system, we expect to be able to make more timely decisions about purchasing activities, inventory levels, promotional efforts and other factors that affect our gross profits.

- We implemented workflow and staffing changes in our stores in order to improve customer service and reduce operating and administrative expenses. We plan to continue the installation of time and attendance, labor scheduling and labor forecasting in our stores in fiscal 2005.
- We closed three administrative support facilities and relocated a fourth, further contributing to the reduction of our operating and administrative expenses during the year.
- We centralized the procurement of office and store supplies and equipment, resulting in a reduction of supply expenses.
- We took several steps to improve our pharmacy profitability, including increasing automation through the utilization of robotics in our stores, enhancing our central prescription fill center capabilities, increasing the centralization of our pharmacy purchasing and acquiring a mail order pharmacy. We plan to continue our efforts to improve pharmacy productivity and profitability in fiscal 2005.
- We reduced the time and cost to merchandise new stores and prepare them for opening.
- We remodeled 20 stores during fiscal 2004, and we plan to remodel up to 40 additional stores in fiscal 2005. We are still assessing the effects of these remodels on our sales and profitability.
- We modified our merchandise assortments as part of our centralized merchandise strategy, reducing inventories in our non-core categories while increasing inventories in our core merchandise categories. We plan to continue these efforts in fiscal 2005.
- We reduced prices on more than 2,000 high-volume items in core categories to increase our competitiveness.
- We plan to reduce our working capital by $50 million on an equivalent-store basis during fiscal 2005. More effective and efficient management of working capital is intended to provide increased operating cash flow for other purposes, such as capital expenditures, debt repayments, dividends or stock repurchases.
- We adjusted our incentive compensation arrangements throughout the company to better align incentive pay with performance.
- We reduced the number of work-related accidents during fiscal 2004, and we intend to continue to improve our safety record in an effort to preserve the health and welfare of our employees and reduce our workers' compensation costs.

We expect continued economic sluggishness and intense competitive activity in our markets in fiscal 2005. We also expect legislative actions in the state of California surrounding Medi-Cal and workers' compensation prescription reimbursement rates and workers' compensation insurance reform—all at levels that are difficult to predict. We plan to continue to make significant changes to our operations under our five strategic initiatives in an effort to strengthen our competitive position while improving our profitability and long-term growth prospects.

RESULTS OF OPERATIONS

Sales

	Fiscal Year		
	2004	2003	2002
Sales *(Thousands)*	$4,526,524	$4,426,273	$4,304,734
Sales Growth over Previous Year	2.3%	2.8%	6.9%
Same-Store Sales Growth (Decline) (52-week basis)	(0.2)%	2.8%	4.0%
Impact of New Stores/Closed Stores on Sales Growth	2.4%	1.4%	0.8%
Impact of 53rd Week on Sales Growth	—	(1.8)%	1.9%
Impact of PBM Revenues on Sales Growth	0.1%	0.4%	0.2%
Pharmacy Sales Growth	6.4%	4.6%	14.0%
Same-Store Pharmacy Sales Growth (52-week basis)	3.5%	5.8%	10.9%
Pharmacy as a % of Total Drug Store Sales	46.3%	44.4%	43.5%
% of Pharmacy Sales Covered by Third Party Health Plans	91.2%	90.7%	89.5%
Front-End Sales Growth (Decline)	(1.2)%	0.8%	1.6%
Same-Store Front-End Sales Growth (Decline) (52-week basis)	(3.2)%	0.5%	(0.8)%
Front-End as a % of Total Drug Store Sales	53.7%	55.6%	56.5%

Fiscal 2004 versus Fiscal 2003

Sales increased 2.3% in fiscal 2004 over fiscal 2003. Growth in the number of stores accounted for a 2.4% increase in total sales, offset by a 0.2% decrease in same-store sales. Growth in revenues at RxAmerica, our pharmacy benefit management, or PBM subsidiary, contributed the remaining 0.1% of total sales growth.

On October 11, 2003, union workers initiated a strike against three major grocery chains in Southern California, resulting in increased sales in some of our Southern California stores. We estimate that the strike increased our fiscal 2004 same-store sales by 0.8 to 1.0 percentage points, resulting in an estimated earnings increase of $0.03 to $0.04 per diluted share.

Pharmacy sales increased 6.4% in fiscal 2004 over fiscal 2003, with same-store pharmacy sales increasing 3.5%. Pharmacy sales were 46.3% of total retail drug store sales in fiscal 2004, compared to 44.4% in fiscal 2003. We expect pharmacy sales to continue to increase as a percentage of total retail drug store sales as pharmacy sales continue to increase faster than front-end sales. We expect our pharmacy sales to continue to increase as a result of favorable industry trends, such as an aging U.S. population consuming a greater number of prescription drugs, the increased usage of newer and more expensive drugs and increasing consumer awareness of the introduction of new drugs due to pharmaceutical manufacturers' direct-to-consumer marketing efforts.

The increase in same-store pharmacy sales was primarily driven by a 5.3% increase in the average retail price per prescription over fiscal 2003. We expect that average retail prices for prescription drugs will continue to rise due to the continued introduction and usage of newer and more expensive drugs. This has been offset in part by the increased utilization of low-priced, high-volume generic drugs.

Same-store prescription volumes in fiscal 2004 were down 1.8% from last year. The conversion of the allergy drug Claritin from prescription to over-the-counter status in December 2002 negatively impacted prescription volumes. This effect on comparable period volumes ended in the fourth quarter of fiscal 2004 after we reached the anniversary of Claritin's conversion from prescription status. Health concerns over hormone replacement therapy drugs as well as continued sluggish economic growth also had a negative impact on prescription volumes.

Third-party health plans covered 91.2% of our pharmacy sales in fiscal 2004, compared to 90.7% last year. We expect third-party sales to remain at or near 90% of our total pharmacy sales for the foreseeable future due to significant consumer participation in managed care and other third-party plans.

Front-end sales decreased 1.2% in fiscal 2004 from last year, with same-store front-end sales decreasing 3.2%. Several factors contributed to the decline in our front-end sales:

- Economic weakness and high unemployment, particularly in California, continued to adversely affect our front-end sales.
- We have experienced a decline in sales in our photo category, primarily due to consumers' continued migration to digital photography technology. In response to this technology migration, we recently completed the installation of digital photo technology systems in more than 85% of our stores.
- During the year, we reduced prices on over 2,000 high-volume items in core categories such as over-the-counter medications, health and beauty care and convenience grocery items in order to better align our pricing and improve our competitive position.
- We experienced some disruption to our supply chain, which adversely impacted our front-end sales, due to the implementation of a new distribution management system in our Northern California distribution center.
- The war in Iraq adversely affected consumer spending in our first fiscal quarter, resulting in a negative impact on our front-end sales.

We are taking several actions as part of our initiatives to increase our front-end sales in a difficult economic environment and highly competitive market. These actions include the following:

- We are establishing a centralized front-end merchandising strategy and are changing our merchandise offerings and assortments, resulting in a reduction of non-core merchandise and an increase in core merchandise inventories. We reduced non-core merchandise inventories in our stores by approximately $22 million in fiscal 2004.
- We have enhanced our promotional efforts, increased promotional sales, and reduced prices on over 2,000 high-volume items in core categories to strengthen our competitive position. We will continue to make decisions about promotional efforts and price changes based on competitive and economic conditions, but we expect that our promotional sales will continue to be a driver of our total front-end sales in light of persistent softness in the economy and promotional activities by our competitors. Additionally, the grocery strike in Southern California ended in March 2004, and we expect the affected grocery chains to increase their promotional activities in an effort to regain lost customers and increase their sales.
- We have significantly expanded our digital photo service capabilities through the installation of digital photo technology systems in more than 85% of our stores. As a result, our photo sales trends improved during the fourth quarter of fiscal 2004, compared with the previous two quarters.
- We plan to open 5 to 10 new stores during fiscal 2005, and remodel up to 40 stores.

Fiscal 2003 versus Fiscal 2002

Sales increased 2.8% in fiscal 2003 over fiscal 2002. Fiscal 2003 included 52 weeks of operations compared to 53 weeks in fiscal 2002, resulting in a negative impact of 1.8 percentage points on sales growth in fiscal 2003 compared to 2002. Same-store sales, on a comparative 52-week basis, increased 2.8%, and new stores accounted for an increase of 1.4%. Our September 2001 acquisition of full ownership of RxAmerica contributed the remaining 0.4% of total sales growth in fiscal 2003. Prior to the acquisition, RxAmerica was a joint venture between Longs and Albertson's, Inc., and we accounted for our interest in the joint venture using the equity method of accounting.

Pharmacy sales increased 4.6% in fiscal 2003, with same-store pharmacy sales increasing 5.8%. Pharmacy sales were 44.4% of total drug store sales in fiscal 2003, compared to 43.5% in fiscal 2002. Our pharmacy sales increased as a result of favorable industry trends, including an aging U.S. population and the increased usage of newer and more expensive prescription drugs.

Sluggish economic growth and increased competition resulted in a 1.6% decrease in our same-store prescriptions in fiscal 2003. However, the average retail price per prescription increased 7.4%. Increased utilization of lower-priced, high-volume generic drugs negatively impacted same-store pharmacy sales by approximately 1.8% in fiscal 2003.

Front-end sales increased 0.8% in fiscal 2003, with same-store front-end sales increasing 0.5%. The increase in same-store front-end sales in fiscal 2003 was primarily due to increased promotional sales resulting from a refocused and event-driven advertising and marketing campaign. Front-end sales were adversely affected by sluggish economic growth in our primary markets, particularly in California, and increased competition from mass merchants, national drug store chains and supermarkets. We also experienced a weak holiday shopping season and a mild cold and flu season that resulted in lower over-the-counter drug sales.

Gross Profit

	Fiscal Year		
	2004	**2003**	**2002**
Gross Profit *(Thousands)*	$1,144,421	$1,136,847	$1,079,252
Gross Profit %	25.3%	25.7%	25.1%
LIFO Provision *(Thousands)*	$ 1,400	$ 6,150	$ 9,612

Fiscal 2004 versus Fiscal 2003

Gross profit was 25.3% of sales in fiscal 2004, compared to 25.7% in fiscal 2003. Several factors contributed to the decline in our gross profit percentage:

- We increased markdowns to reduce merchandise inventories in our non-core categories, such as seasonal items, gift, garden and sporting goods. As a result of these efforts, inventories in our non-core categories decreased by $22 million during fiscal 2004.
- We experienced higher distribution costs relative to our sales as a result of the implementation of a new distribution management system in our Northern California distribution center and higher than anticipated volume in our Southern California distribution center due to the grocery strike.
- We incurred higher merchandise costs by making increased purchases outside of our centralized processes in an effort to remain in-stock during the grocery strike and system conversion.
- Approximately 90% of our pharmacy sales are wholly or partially reimbursed by third-party health plans, which have lower gross profit percentages than non third-party sales. Third-party health plans continue to reduce reimbursements for the prescription drugs provided to their members, resulting in pressure on pharmacy gross profits. Recently, the California state budget included a proposed 10% reduction in Medi-Cal reimbursements to health care providers including pharmacies effective July 2004. In addition, effective January 1, 2004, reimbursement rates for California workers' compensation prescriptions were tied to Medi-Cal reimbursement rates. Combined, workers' compensation and Medi-Cal prescriptions represent approximately 10% of our pharmacy sales. Changes to the reimbursement rate could impact our pharmacy sales and gross profits, the extent of which depends on the nature and effective date of the changes and our ability to offset the impact of Medi-Cal sales by recruiting other third-party prescription plans.

- Pharmacy sales have lower gross profit percentages than front-end sales, and as pharmacy sales continue to grow as a percent of total sales, overall gross profit percentages continue to be adversely impacted.
- Our promotional sales increased as a percentage of total front-end sales in fiscal 2004 over fiscal 2003. Promotional sales have lower gross profit percentages than non-promotional sales. We expect that our promotional sales will continue to be a significant portion of our total front-end sales in light of persistent softness in the economy and promotional activities by our competitors, resulting in pressure on our front-end gross profits.
- We reduced prices on more than 2,000 high-volume items in categories such as health and beauty care, over-the-counter medications and convenience grocery in order to better align our prices and improve our competitive position.

More disciplined purchasing and economies of scale resulting from our progress in centralizing procurement, advertising and promotional activities as part of our initiative to upgrade our supply chain practices partially offset the decline in our gross profit.

Our gross profit included LIFO provisions, which are included in cost of sales, of $1.4 million in fiscal 2004 and $6.2 million in fiscal 2003. The decrease in the LIFO provision, which had a positive impact on our gross profit as a percentage of sales, is primarily due to lower overall net inflation on our front-end merchandise costs during the year. The LIFO provision fluctuates with inflation rates, inventory levels and merchandise mix.

In the first quarter of fiscal 2004, we began classifying advertising expenses as a component of cost of sales. Previously, we classified advertising expense as a component of operating and administrative expenses. We reclassified results for fiscal 2003 to conform to this new presentation, resulting in a $21.9 million increase in cost of sales and an offsetting decrease in previously reported operating and administrative expenses, with no effect on reported net income.

In addition to the acquisition cost of inventory sold (net of merchandise rebates and allowances), we include in-bound freight, receiving, warehousing, purchasing and distribution costs, and advertising expenses (net of advertising rebates and allowances) in our cost of sales. Our gross profit percentages may not be comparable to those of some other retailers who include distribution and advertising costs in their operating expenses.

Fiscal 2003 versus Fiscal 2002

Gross profit was 25.7% of sales in fiscal 2003, compared to 25.1% in fiscal 2002. Almost half of the increase was attributable to the inclusion of RxAmerica's gross profit in our consolidated total. We recognize in our consolidated sales RxAmerica's revenues from third-party health plans net of the related reimbursements due to participating pharmacies. We do not record any of RxAmerica's expenses in cost of sales. Therefore, all of RxAmerica's net revenues ($23.3 million in fiscal 2003 and $7.9 million in fiscal 2002) are included in gross profit. Prior to our acquisition of 100% ownership of RxAmerica in September 2001, it was a joint venture between Longs and Albertson's, Inc., and we recorded our share of its profits in operating and administrative expenses using the equity method of accounting. The increased usage of generic drugs, which have higher gross profit percentages than name-brand drugs, also favorably affected our gross profit percentage. Pricing pressure from third-party health plans and increased promotional sales adversely affected our gross profits in fiscal 2003, and partially offset these favorable effects.

Gross profit in fiscal 2003 included a LIFO provision of $6.2 million, compared to $9.6 million in fiscal 2002, included in cost of sales. The LIFO provision fluctuates with inflation rates, inventory levels and merchandise mix. The decrease in the LIFO provision in fiscal 2003, which had a positive impact on our gross profit as a percent of sales, was primarily due to lower inflation rates in our front-end categories.

Operating and Administrative Expenses

	Fiscal Year		
	2004	2003	2002
Operating and Administrative Expenses *(Thousands)*	$1,000,994	$990,209	$912,600
Operating and Administrative Expenses as a Percent of Sales	22.1%	22.4%	21.2%

Fiscal 2004 versus Fiscal 2003

Operating and administrative expenses were 22.1% of sales in fiscal 2004, compared to 22.4% in fiscal 2003. A decrease in labor costs and related benefit costs reduced our operating and administrative expense rate by 0.7% of sales. This decrease was the result of a series of steps we took during the fiscal year to improve our productivity and reduce our costs. These steps included a reduction of our administrative workforce by approximately 170 people in our California offices, the closure of certain support facilities, store labor savings through workflow and staffing changes, modifications to many of our incentive compensation arrangements and the voluntary separation program for store managers announced in July 2003. These actions resulted in lower operating and administrative expenses as a percentage of sales compared to fiscal 2003 beginning in the second half of fiscal 2004, and we expect this trend to continue in the first half of fiscal 2005. Operating and administrative expenses for fiscal 2004 also benefited from net gains of $3 million (0.1% of sales) on the disposition of properties.

In connection with the reduction of our administrative workforce, closure of facilities and the voluntary separation program for store managers we recorded charges totaling $7.1 million, or 0.2% of sales, in operating and administrative expenses for employee termination, facility closure and other related costs.

Workers' compensation and other insurance-related expenses increased $12.8 million, or 0.3% of sales, in fiscal 2004 over fiscal 2003. We are self-insured for a substantial portion of our workers' compensation and general liability costs. The increase in our insurance-related expenses during fiscal 2004 included a $5.5 million net increase in our self-insurance reserves based on a third-party actuarial study of our self-insured programs and reserves, particularly workers' compensation, in the fourth quarter. Insurance costs across industries have increased significantly over the last two years as a result of rising health care costs, legislative and regulatory changes, economic conditions and terrorism. The California State Legislature is currently considering changes to the state's workers' compensation laws in an effort to reduce costs, and we cannot predict the outcome of such deliberations. However, we are continuing to develop our existing workplace safety practices in an effort to partially mitigate this increase in costs over time by reducing the number of work related injuries.

Fiscal 2003 versus Fiscal 2002

Operating and administrative expenses were 22.4% of sales in fiscal 2003, compared to 21.2% in fiscal 2002. Several factors contributed to the increase. We included RxAmerica's operating and administrative expenses of approximately $12.8 million, or 0.3% of sales, in our consolidated totals for all of fiscal 2003. Prior to our acquisition of 100% ownership of RxAmerica in September 2001, it was a joint venture between Longs and Albertson's, Inc., and we recorded our share of its profits in operating and administrative expenses using the equity method of accounting. These equity-method profits were not material to us.

We incurred operating and administrative expenses of $11.8 million, or 0.3% of sales, in fiscal 2003 related to the supply chain initiative, which began in February 2002. Workers' compensation expenses increased $9.8 million, or 0.2% of sales, in fiscal 2003. The increase was a result of a revaluation of our reserves for outstanding claims to reflect regulatory changes in our principal markets and lower interest rates used to discount our liability.

As previously noted, the increased usage of lower-priced generic drugs had a negative impact on our sales. This in turn resulted in higher operating and administrative expenses when measured as a percent of sales, but increased gross profit margins. We estimate that the higher generic utilization resulted in an increase of approximately 0.2% in operating expenses as a percent of sales.

Other elements of the increase in operating and administrative expenses include costs for certain consulting projects relating to strategic, operational and tax initiatives, employee terminations and increased debit and credit card processing fees.

Depreciation and Amortization

Depreciation and amortization expenses were $83.6 million in fiscal 2004, compared to $77.7 million in fiscal 2003. The increase of $5.9 million was primarily due to accelerated depreciation of $5.2 million in the first six months of fiscal 2004 arising from the abandonment of a pharmacy processing system.

Depreciation and amortization expenses were $77.7 million in fiscal 2003 compared to $78.2 million in fiscal 2002. Effective with the first quarter of fiscal 2003, we no longer record amortization expense for goodwill and certain other intangible assets with indefinite useful lives, in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Amortization for these assets was $6.8 million in fiscal 2002. Excluding discontinued amortization, depreciation and amortization increased by $6.3 million in fiscal 2003 over fiscal 2002, primarily due to increased depreciation expense resulting from capital expenditures for new store investments, improvements to existing stores, supply chain improvements and technology.

Provision (Benefit) for Store Closures and Asset Impairments

The provision (benefit) for store closures and asset impairments is summarized as follows:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Provision (benefit) for store closures, net	$3,542	$ 600	$(2,482)
Asset impairments	3,896	10,154	800
Total	$7,438	$10,754	$(1,682)

Store Closures

The following is a summary of the provision (benefit) for store closures and related reserves, which are included in long-term liabilities:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Reserve balance—beginning of year	$ 7,827	$12,551	$22,200
Provision for present value of noncancellable lease obligations of stores closed, net of estimated sublease income	1,367	—	—
Changes in assumptions about future sublease income and other lease related costs	2,175	600	(3,482)
Employee termination costs	—	—	1,000
Total provision (benefit) for store closures, net	3,542	600	(2,482)
Cash payments for lease related costs, net of sublease income	(1,825)	(5,324)	(7,167)
Reserve balance—end of year	$ 9,544	$ 7,827	$12,551

We periodically review store operating results and projections and make decisions to close stores in the normal course of business. We recognize costs associated with store closures when the related liabilities are incurred. In fiscal 2004, we closed 3 stores and recorded a provision for the present value of noncancellable lease payments, net of estimated future sublease income, of $1.4 million. In addition, we recorded a provision of $2.2 million related to changes in our assumptions about estimated future sublease income for previously closed stores.

In fiscal 2003, we closed 6 stores and recorded a provision of $0.6 million related to changes in our assumptions about estimated future sublease income for previously closed stores.

In fiscal 2002, we closed 18 stores, 14 of which were closed pursuant to a store closure plan approved by our board of directors in January 2001 ("2001 Closure Plan"). We also recorded a provision in fiscal 2002 for employee termination costs of $1.0 million related to the stores included in the 2001 Closure Plan. Based on the results of store closure activities in fiscal 2002 and resulting changes in assumptions about estimated future costs, net of estimated future sublease income, we recorded a benefit of $3.5 million for the reduction of the reserve for store closures in fiscal 2002.

Our calculation of store closure costs includes significant estimates about the amounts and timing of future sublease income. These estimates are based on our historical experience, the condition and location of the properties, the lease terms and current real estate leasing market conditions. Many of our previously closed stores have long remaining lease terms, with the longest lease term ending January 2026. As a result, changes in these assumptions can significantly impact our store closure reserves.

Asset Impairments

In each of the last three fiscal years, we have identified certain underperforming stores with assets whose carrying values exceeded their related undiscounted expected future cash flows. Accordingly, in fiscal 2004, we recorded impairment charges of $1.3 million to write down such assets to their estimated fair values. Also during fiscal 2004, we recorded a provision of $1.5 million for asset impairments related to the write-off of abandoned information technology assets as well as impairments of $1.1 million related to the long-lived assets of the stores we closed during the year.

In fiscal 2003, we recorded $5.0 million of impairment charges for underperforming stores to write down the related assets to their estimated fair values. Also in fiscal 2003, we abandoned a targeted marketing database that was originally developed as a component of our e-retail strategy and recorded an impairment charge of $5.2 million to write off the remaining net book value of this database.

In fiscal 2002, we recorded impairment charges for underperforming stores of $0.8 million to write down the related assets to their estimated fair values.

Legal Settlements and Other Disputes

In fiscal 2004, we recorded a combined benefit of $7.0 million related to settlements of a lease-related dispute with one of our landlords and a contract dispute with a former service provider. In fiscal 2003, we recorded a net charge of $0.5 million for the settlement of certain legal matters. The fiscal 2003 matters were settled in earlier fiscal years, and as final payments were made during fiscal 2003, we incurred additional costs over those previously estimated. In fiscal 2002, we recorded a net charge of $0.9 million for the settlement of a lease-related dispute with a landlord, partially offset by gains on the settlement of other disputes.

Net Interest Expense

Net interest expense was $13.4 million in fiscal 2004, compared to $13.0 million in fiscal 2003 and $14.0 million in fiscal 2002. The increase from fiscal 2003 to fiscal 2004 was due to higher average borrowings, partially offset by increased interest capitalization on current construction and systems projects. The decrease from fiscal 2002 to fiscal 2003 was due to lower average borrowings and interest rates.

Income Taxes

Our effective income tax rates were 35.3%, 29.8% and 37.3% in fiscal 2004, 2003 and 2002. The lower tax rate in fiscal 2003 was primarily due to the benefits of wage and other tax credits, which reduced our effective income tax rate by 5.85 percentage points. We expect that our effective income tax rate will be approximately 37.6% in fiscal 2005.

Cumulative Effect of Accounting Change

As a result of adopting SFAS No. 142, *Goodwill and Other Intangible Assets*, we recognized a goodwill impairment charge of $41.0 million ($24.6 million after tax or $0.64 per diluted share) in fiscal 2003 as the cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of liquidity are operating cash flows and borrowings on our line of credit. We use cash to provide working capital for our operations, finance capital expenditures and acquisitions, repay debt, pay dividends and repurchase shares of our common stock.

We have an unsecured revolving line of credit with a syndication of banks, which expires in October 2004 and accrues interest at LIBOR-based rates. During the second quarter of fiscal 2004, we exercised an option to increase the borrowing capacity of this credit facility, resulting in a $45 million increase in our total borrowing and letter-of-credit capacity from $150 million to $195 million. Borrowings on the line of credit do not require repayment until the October 2004 expiration date. As of January 29, 2004, borrowings of $50 million were outstanding under this line of credit with a weighted average interest rate of 2.86%. We also had $24.8 million in letters of credit outstanding under the line of credit as of January 29, 2004. We have classified all borrowings under the line of credit as current liabilities as of January 29, 2004 because of the October 2004 expiration date. However, we intend to renew or replace the line of credit prior to its expiration.

Additionally, as of January 29, 2004 we had $156.4 million in outstanding unsecured privately placed promissory notes. These notes mature at various dates through 2014 and bear interest at fixed rates ranging from 5.85% to 7.85%. The notes include penalties for repayment prior to their scheduled maturities. Included in the current maturities of long-term debt as of January 29, 2004 are $41.9 million of regularly scheduled principal payments, the majority of which are due in the fourth quarter of fiscal 2005. It is likely that we will refinance all or a portion of the current maturities of the private placement notes.

Our debt agreements contain limits on borrowings and repurchases of company stock, and various quarterly financial covenants that set maximum leverage ratios and minimum fixed charge and asset coverage ratios. During the first quarter of fiscal 2004, we amended our unsecured revolving line of credit agreement to revise certain financial covenants and limitations and increase our maximum allowable repurchases of company stock. As of January 29, 2004, we were in compliance with the restrictions and limitations included in these provisions. Failure to comply with all of our debt covenants could adversely affect our ability to manage our cash requirements, as well as result in higher interest costs and potentially accelerated repayment requirements.

We believe that cash on hand, together with cash provided by operating activities and borrowings on our line of credit or replacement facilities, will be sufficient to meet our working capital, capital expenditure and debt service requirements beyond the next 12 months.

Operating Cash Flows

Net cash provided by operating activities was $122.1 million in fiscal 2004, compared to $43.2 million in fiscal 2003 and $202.2 million in fiscal 2002. The change in our operating cash flows was primarily due to changes in working capital (defined as current assets less current liabilities). Net changes in assets and liabilities negatively affected our operating cash flows by $7.2 million in fiscal 2004, compared to $83.8 million in fiscal 2003. The net difference of $76.6 million accounted for most of the increase in our operating cash flows in fiscal 2004 versus fiscal 2003. In fiscal 2002, net changes in assets and liabilities positively affected our operating cash flows by $56.2 million.

During fiscal 2004, pharmacy and other receivables increased $28.3 million from the end of fiscal 2003. The increase was primarily due to increased amounts owed to us from vendors as a result of changes in some of our contractual purchase arrangements, the timing of payments from customers in our PBM segment and increased pharmacy receivables arising from higher sales. During fiscal 2003, receivables increased $12.6 million from the end of fiscal 2002, primarily due to increased pharmacy receivables arising from higher sales, as well as changes in payment terms for certain of our PBM customers. The $2.9 million decrease in receivables during fiscal 2002 was primarily due to store closures during the year.

During fiscal 2004, inventories increased $33.7 million from the end of fiscal 2003, primarily due to higher inventory levels in our distribution centers as a result of our efforts to remain in-stock during the grocery strike in Southern California and the system conversion in our Northern California facility, in addition to increasing the amount of merchandise we carry in our distribution centers. The $37.1 million increase in inventory levels during fiscal 2003 was primarily the result of lower than anticipated sell-through of inventory during the third and fourth quarters of the year. The $18.0 million decrease in inventories during fiscal 2002 was primarily due to store closures during the year.

During fiscal 2004, current and other liabilities, excluding the current portion of long-term debt, increased $54.7 million from fiscal 2003. The increase was primarily due to a $25.8 million increase in accounts payable and accrued expenses resulting from higher inventory levels and improved payment terms with many of our vendors; a $17.2 million increase in employee compensation and benefits primarily related to increased workers' compensation reserves during the year; and a $10.4 million increase in taxes payable due to increased current taxes due, and the effect of income tax credits in fiscal 2003 which had the effect of lowering taxes payable last year. The decrease in current and other liabilities during fiscal 2003 was primarily due to a reduction in accounts payable and accrued expenses of $29.7 million. During fiscal 2003, we resolved a payment dispute with a vendor, resulting in payment of amounts early in the fiscal year that were in outstanding payables as of the end of fiscal 2002. We also accelerated the timing of our payments to certain vendors during fiscal 2003. In addition, taxes payable were lower in fiscal 2003 due to tax credits. The increase in current and other liabilities in fiscal 2002 was a result of higher payables due to a payment dispute with a vendor, offset by decreases in reserves as stores were closed during the year.

Working capital was $173.6 million as of January 29, 2004, $242.6 million as of January 30, 2003 and $236.7 million as of January 31, 2002. As of January 29, 2004, current liabilities included $91.9 million for the current maturities of long-term debt ($50 million on our unsecured revolving line of credit, which expires in October 2004, and $41.9 million of principal payments due during fiscal 2005 on our private placement notes). Excluding debt, our working capital on a per store basis increased to $565 thousand in fiscal 2004 from $538 thousand in fiscal 2003, primarily as a result of higher inventories and receivables, partially offset by increased current liabilities.

We plan to reduce our working capital, excluding debt, by approximately $50 million on an equivalent-store basis during fiscal 2005. Changes in equivalent-store working capital serve as a measure of our working capital management, excluding the effects of changes in the number of stores. We calculate the change in equivalent-store working capital by multiplying the change in average working capital per store by the number of stores open as of the end of the current period. We exclude the current maturities of long-term debt from our calculation of equivalent-store working capital because we intend to renew or replace the line of credit prior to its October 2004 expiration date and refinance all or a portion of the current maturities of the private placement notes.

Closed stores will continue to impact future operating cash flows negatively as we make payments associated with our noncancelable lease obligations associated with those stores. However, those payments will be partially, and in some cases fully, offset by sublease rental income and the elimination of the operating cash flow losses that were incurred by the closed stores prior to closure. The majority of the payments associated with closed stores will occur over their respective remaining lease terms of up to 21 years, with an average lease term of approximately 12 years. As a result, we do not expect our existing closed store obligations to affect our operating cash flows significantly in any single fiscal year unless we close a significant number of stores in a short period. Our store closure reserves were $9.5 million as of January 29, 2004.

Investing Cash Flows

Net cash used in investing activities was $104.3 million in fiscal 2004, compared to $87.2 million in fiscal 2003 and $94.6 million in fiscal 2002. Investing activities primarily consist of capital expenditures for new stores, store remodels and improvements, equipment, technology and supply chain improvements, partially offset by cash receipts from property dispositions and sale-leaseback transactions. Fiscal 2002 investing cash outflows also included $5.8 million for the acquisition of the remaining 50% of RxAmerica, net of cash acquired. Prior to our acquisition of 100% ownership of RxAmerica in September 2001, it was a joint venture between Longs and Albertson's, Inc.

Capital expenditures were $114.0 million in fiscal 2004, compared to $93.9 million in fiscal 2003 and $111.4 million in fiscal 2002. The increase from fiscal 2003 to fiscal 2004 was due primarily to investments in store pharmacy robotics and digital photography technologies. Our capital expenditures also included investments in new stores, store remodels and improvements, equipment, technology and supply chain upgrades.

Cash receipts from property dispositions were $9.7 million in fiscal 2004, $6.8 million in fiscal 2003 and $22.6 million in fiscal 2002. In fiscal 2004, we sold two previously closed store properties as well as one of our support facilities that we closed in the first half of the year. Fiscal 2002 receipts included $15.2 million associated with five sale-leaseback transactions. We may enter into additional sale-leaseback transactions in the future to provide funding for a portion of our capital expenditures. We also may sell additional properties, particularly if we close stores on our company-owned properties.

We opened 18 new stores in fiscal 2004, 22 new stores in fiscal 2003 and 24 new stores in fiscal 2002. We also remodeled 20 stores during fiscal 2004. We plan to open approximately 5 to 10 new stores and to remodel up to 40 existing stores in fiscal 2005. We expect net capital expenditures in fiscal 2005 to be between $105 million and $115 million, primarily for new store investments, remodels and improvements to existing stores, technology and supply chain improvements, including expenditures under the supply chain program discussed further below. In addition, in the ordinary course of business we may acquire stores, store-related assets including pharmacy customer lists, or other complementary businesses.

In February 2002, our board of directors approved a program to upgrade our supply chain systems and processes. Over the term of this program (February 2002 through expected completion in fiscal 2006), we expect to invest approximately $63.0 million in capital expenditures for supply chain improvements, largely related to systems changes. Since inception of the program, we have invested approximately $29.0 million in capital expenditures.

Financing Cash Flows

Net cash used in financing activities was $17.8 million in fiscal 2004, compared to $39.1 million in fiscal 2003 and $29.2 million in fiscal 2002. Our financing activities primarily consist of long-term borrowings and repayments, repurchases of common stock and dividend payments.

In fiscal 2004, borrowings under our unsecured revolving line of credit were $25.0 million. We used these borrowings, together with cash flows from operations, to finance capital expenditures, stock repurchases and dividend payments. We also repaid $2.3 million of long-term borrowings, consisting of regularly scheduled principal payments on our private placement notes. In fiscal 2003, we repaid $17.6 million of long-term borrowings, including $15.0 million under our revolving line of credit and $2.1 million of regularly scheduled principal payments on our private placement notes. In fiscal 2002, we obtained $50 million in additional privately placed debt financing, offset by $58 million in repayments of long-term and short-term borrowings.

In February and March 2003, we repurchased 853,100 shares of our common stock at a total cost of $12.0 million to complete a share repurchase program authorized by our board of directors in November 1999. In March 2003, our board of directors authorized the repurchase of up to 2,000,000 additional shares of our common stock through January 2008, for a maximum total expenditure of $50 million. We repurchased 509,100 shares under the new authorization in March 2003 at a total cost of $8.0 million. Any future repurchase of our common stock will depend on existing market conditions, our financial position, and other capital requirements.

Our board of directors makes decisions about the declaration of quarterly dividends based on, among other things, our results of operations and financial position. We have paid regular quarterly dividends of $0.14 per share ($0.56 per share annually) for each of the last three fiscal years. Total dividends were $21.0 million in fiscal 2004, $21.4 million in fiscal 2003 and $21.2 million in fiscal 2002.

Contractual Obligations

The following table summarizes our contractual obligations as of January 29, 2004:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			Thousands		
Long-term debt	$ 206,428	$ 91,870	$ 54,740	$ 43,454	$ 16,364
Capital lease obligations	25,062	1,016	2,038	2,121	19,887
Operating leases	1,001,753	72,908	140,485	128,351	660,009
Purchase obligations	3,972,489	1,614,391	2,344,198	13,900	—
Other long-term liabilities	—	—	—	—	—
Total	$5,205,732	$1,780,185	$2,541,461	$187,826	$696,260

See "Debt," "Leases" and "Commitments and Contingencies" in the accompanying notes to our consolidated financial statements for further information about the above items.

Purchase obligations primarily represent outstanding commitments to purchase pharmaceutical inventories from AmerisourceBergen Corporation under a long-term supply contract for use in the normal course of business. Purchase obligations also include merchandise purchase commitments under other long-term supply contracts, as well as outstanding commitments under purchase orders issued in the normal course of business.

Our other long-term liabilities of $50.7 million as of January 29, 2004 consisted of $20.6 million of deferred rent, $10.7 million of capital lease obligations, $9.9 million of deferred tax liabilities and $9.5 million of store closure reserves. These items either are not of a contractual nature, such as deferred rent and deferred income taxes, or are included elsewhere in the above table, such as capital and closed store lease obligations.

In addition to the above obligations, we incur substantial cash requirements for the payment of interest and income taxes each year. Payments for interest fluctuate based on our borrowings and interest rates. Our cash payments for interest were $13.8 million in fiscal 2004, $13.7 million in fiscal 2003 and $14.8 million in fiscal 2002. Most of our outstanding debt ($156.4 million as of January 29, 2004) bears interest at fixed rates. Borrowings on our unsecured revolving line of credit ($50 million as of January 29, 2004) bear interest at LIBOR-based rates. A substantial portion of our outstanding debt obligations ($91.9 million), including of all the

$50 million borrowed under our unsecured revolving line of credit, matures in fiscal 2005. We intend to renew or replace the line of credit prior to its expiration. The amount of borrowings and interest rates on the replacement facility will affect the amount of interest we incur in the future.

Our cash payments for income taxes were $8.8 million in fiscal 2004, $26.5 million in fiscal 2003 and $19.9 million in fiscal 2002. Payments for income taxes fluctuate based on our taxable income and the availability of tax deductions and credits.

We also incur obligations for contributions to our Employee Savings and Profit Sharing Plan. We match a portion of our employees' voluntary contributions and provide profit sharing contributions to the plan in some years. Our contributions to the plan, which may be made in cash or in shares of our common stock, fluctuate based on the level of participation in the plan by our employees as well as our levels of income. We contributed $7.3 million in fiscal 2004, $8.0 million in fiscal 2003 and $9.4 million in fiscal 2002 to this plan, all of which we funded with shares of our common stock.

OFF-BALANCE SHEET ARRANGEMENTS

We do not make use of any off-balance sheet arrangements that currently have or that we expect are reasonably likely to have a material effect on our financial condition, results of operations or cash flows. We utilize operating leases for many of our store locations, and from time to time we engage in sale-leaseback arrangements for financing purposes. We do not use special-purpose entities in any of our leasing arrangements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Uncertainties regarding such estimates and assumptions are inherent in the preparation of our financial statements, and actual results may differ from those estimates and assumptions. We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Accounts Receivable and Reserves

Our receivables primarily include amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), vendors and our pharmacy benefit management customers. We maintain an allowance for the amount of these receivables that we estimate to be uncollectible. Our estimates of uncollectible amounts are based on our historical collection experience, current economic and credit conditions and any information available to us indicating that specific accounts are unlikely to be collected. We have historically collected a relatively high percentage of our accounts receivable, especially pharmacy receivables, and our credit and collection losses have not materially adversely affected us. However, if the financial condition of our third party providers, vendors or PBM customers deteriorates, we may increase the allowance for uncollectible accounts and our recovery of recorded receivables may be significantly affected.

Merchandise Inventories

We record our inventories at the lower of cost or market value. If we do not sell the merchandise at expected prices or if we make decisions to significantly reduce or eliminate merchandise items or categories, we may increase the allowance for markdowns and our realization of recorded inventories may be significantly affected.

We use the last-in, first-out (LIFO) method to determine inventory cost. The calculation of LIFO inventory costs depends on a number of factors, including inflation rates, inventory levels and merchandise mix, that require estimates during interim periods. These estimates are subject to substantial variability and may result in significant adjustments, particularly during the fourth quarter, when final inflation rates and inventory levels and mix are determined.

Impairment of Long-Lived Assets

We review long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using our best estimates based on reasonable assumptions and projections, we record an impairment loss to write the assets down to their estimated fair values if the carrying values of such assets exceed their related undiscounted expected future cash flows.

We review goodwill and other intangible assets with indefinite useful lives for impairment annually, or more frequently if events or changes in circumstances warrant. We perform our annual impairment testing during the fourth fiscal quarter, when updated financial projections are available. If the carrying values of such assets exceed their estimated fair values, we record an impairment loss to write the assets down to their estimated fair values.

We generally evaluate store-specific long-lived tangible assets and intangible assets with finite useful lives at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at a consolidated entity or segment level as appropriate. We evaluate goodwill at a reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Geographic regional divisions within the retail drug store segment comprise our reporting units.

Since quoted market prices are not typically available for our long-lived tangible and intangible assets, we estimate fair values for most assets based on the expected present value of future cash flows. We estimate future cash flows based on store-level historical results, current trends and operating and cash flow projections. Our estimates are subject to substantial uncertainty and may be affected by a number of factors outside of our control, including general economic conditions, the competitive environment and regulatory changes. If actual results differ from our estimates, we may record significant additional impairment charges in the future. We recorded impairment charges of $3.9 million in fiscal 2004, $10.2 million in fiscal 2003 and $0.8 million in fiscal 2002.

In fiscal 2004, we recorded $1.5 million of system technology assets we abandoned and $5.2 million of accelerated depreciation on a pharmacy system platform that we no longer use. In fiscal 2003, we recorded $5.2 million related to the impairment of system technology assets that we abandoned. We have made substantial investments in technology assets; should their utility not manifest as expected we could incur substantial impairment charges or accelerated depreciation.

Store Closure Reserves

Prior to January 1, 2003, we recorded the estimated costs associated with closing a store during the period in which the store was identified and approved by management under a plan of termination, which included the method of disposition and the expected date of completion. These costs include direct costs to terminate a lease, lease rental payments net of expected sublease income, and the difference between the carrying values and estimated recoverable values of long-lived tangible and intangible assets. We recorded severance and other employee-related costs in the period in which we communicated the closure and related severance packages to the affected employees.

Effective with the adoption of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, on January 1, 2003, we recognize a liability for costs associated with closing a store when the liability is incurred. We record the present value of expected future lease costs, net of estimated sublease future income, when the store is closed. We record severance and other employee-related costs in the period in which we communicate the closure and related severance packages to the affected employees.

Our calculation of store closure costs includes significant estimates about the amounts and timing of future sublease income. These estimates are based on our historical experience, the condition and location of the property, the lease terms and current real estate leasing market conditions. If actual results differ from our estimates, we may significantly adjust our store closure reserves in future periods. We recorded provisions for store closures of $3.5 million in fiscal 2004 and $0.6 million in fiscal 2003, and a benefit of $2.5 million in fiscal 2002.

In addition, periodically we make judgments about which stores we should close and which stores we should continue to operate. During fiscal 2004, we took a series of actions to improve the operating performance of 25 underperforming stores and of stores opened during the last three years. We closed one of these stores during the year, and have presently decided to continue operating the remainder, while continuing to closely monitor their operating performance. If we decide to close a number of these stores, we could incur substantial additional store closure costs.

Insurance Reserves

We maintain insurance coverage for significant exposures as well as those risks required to be insured by law. It is generally our policy to retain a significant portion of certain losses related to workers' compensation, general liability, property losses, pharmacist liability, business interruptions and employee health care. We record provisions for these items based on claims experience, regulatory changes, an estimate of claims incurred but not yet reported and other relevant factors. We discount reserves for workers' compensation and general liability claims to their expected present value using an essentially risk-free interest rate. The projections involved in this estimate are subject to substantial uncertainty because of several unpredictable factors, including actual claims experience, regulatory changes, litigation trends and changes in inflation and interest rates. Our workers' compensation and other insurance-related expenses increased $12.8 million, or 0.3% of sales, in fiscal 2004.

Our self-insurance exposure is concentrated in California, where the majority of our stores are located. California has experienced significant increases in workers' compensation costs as a result of legislative changes and rising medical costs. The California State Legislature is currently considering changes to the state's workers' compensation laws in an effort to reduce costs, and we cannot predict the outcome of such deliberations. Increases in workers' compensation costs have adversely affected our results of operations and may continue to adversely affect us in the future.

If claims are greater than we estimated, or if costs increase beyond what we anticipated, our recorded reserves may not be sufficient, and we may need to record significant additional expense.

Revenue Recognition

We recognize revenue from the sale of merchandise and services, net of an allowance for estimated returns, at the time the merchandise is sold or services performed. The allowance for sales returns is estimated based on our historical experience. Historically, our sales returns have not been significant, but changes in our experience could result in significant additional reserves.

We recognize revenue from our PBM segment when our RxAmerica subsidiary has completed its service obligations under its contracts, including the approval or denial of the authorization request to the participating pharmacy. RxAmerica does not take title to prescription drug inventories or assume substantial risks and rewards of inventory ownership or receivable collection. Accordingly, under our existing contracts we recognize PBM revenues from third-party health plans net of the reimbursements due to participating pharmacies. We do not recognize or otherwise reflect in our financial statements co-payments made to participating pharmacies by health plan members. We estimate certain rebate revenues in our PBM segment based on our historical experience, contractual terms and prescription drug utilization mix. These estimates are subject to uncertainty and actual results could differ significantly.

Vendor Rebates and Allowances

We record merchandise rebates and allowances as a reduction of cost of sales when we sell the related inventory. We recognize advertising rebates and allowances as a reduction of advertising expense, a component of cost of sales, when we incur the related advertising expense or complete the required performance. We defer lump-sum payments received from vendors in connection with a contractual arrangement and recognize them over the contract term as a reduction of cost of sales. Some of our contractual arrangements require estimates of the rebate amounts earned and collectible. If actual rebates and allowances received differ from our estimates, we may be required to record significant adjustments to our rebates and allowances.

Other Significant Accounting Policies

The above policies are not intended to be a comprehensive list of all of our accounting policies. In many cases, generally accepted accounting principles specifically dictate the accounting treatment for a particular transaction. There are also certain areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the accompanying audited consolidated financial statements and notes thereto for a more complete discussion of our accounting policies and other disclosures required by generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1, "The Company and Significant Accounting Policies," in the accompanying notes to our consolidated financial statements included in Item 8 of this Form 10-K.

RISK FACTORS

You should carefully read the following risk factors.

Our ability to successfully implement significant organizational changes, including new supply chain systems and processes, is critical to the ongoing success of our business.

We are currently undertaking significant organizational changes, including store workflow and staffing changes, increased centralization, restructured incentive compensation arrangements and other strategic initiatives. In addition, in February 2002 our board of directors approved a program to upgrade our supply chain, primarily through technology systems changes, in an effort to increase efficiency and enhance profitability. Such organizational and technology systems changes are complex and could cause disruptions that would adversely affect our sales, gross profit and operating and administrative expenses. For example, the implementation of new distribution management software in one of our front-end distribution centers caused some disruption in our supply chain, which adversely affected our front-end sales and gross profit during the second half of fiscal 2004. Our ability to successfully implement these organizational, systems and process changes, which are significant to our operations and business, is critical to our future profitability. We cannot assure you that we will be able to execute these changes successfully and without significant disruption to our business. If we are not successful, we may not achieve any of the expected benefits from these initiatives, despite having expended significant capital and human effort. Furthermore, we may encounter difficulties implementing this amount of change in our organization that could have a negative impact on our implementation plans and project budgets. We may also determine that additional investment is required to bring our supply chain and related systems to their desired state; this could result in significant additional investment of time and money and implementation risk.

Continued economic softness could continue to adversely affect consumer-buying practices and reduce our sales and profitability.

A sluggish economy has adversely affected our sales and operating profitability for the past two fiscal years. The economy is very soft in many of the markets we serve, particularly California, where unemployment is high and a state budget crisis has created a climate of political uncertainty. If the economy remains soft or slows further, or if unemployment increases, our pharmacy sales could be adversely affected as consumers may lose their health insurance due to unemployment. Further, if economic conditions, war, terrorism or other global concerns continue to worry consumers, they may continue to decrease their purchases, particularly of products other than pharmaceutical products. We make a higher profit on our sales of front-end products than we do on sales of pharmaceutical products. Therefore, any continued decrease in our sales of front-end products would decrease our profitability.

The retail drug store and pharmacy benefit management industries are highly competitive, and further increases in competition could adversely affect us.

We face intense competition with local, regional and national companies, including other drug store chains, independent drug stores, mail order pharmacies, on-line retailers, supermarket chains and mass merchandisers. In the PBM industry, our competitors include large national and regional PBMs, some of which are owned by our retail drug store competitors. Many of our competitors have substantially greater resources, including name recognition and capital resources, than we do. As competition increases in the markets in which we operate, a significant increase in general pricing pressures could occur, which could require us to reduce prices, purchase more effectively and increase customer service to remain competitive. We cannot assure you that we will be able to continue to compete effectively in our markets or increase our sales volume or margins in response to further increased competition.

Changes in third-party reimbursement levels for prescription drugs continue to reduce our margins on pharmacy sales and could have a material adverse effect on our overall performance.

We are wholly or partially reimbursed by third-party health plans for approximately 90% of all the prescription drugs that we sell. Pharmacy sales reimbursed by third parties, including Medicare and Medicaid plans, have lower gross margins than non third-party pharmacy sales. Third-party health plans continue to reduce the levels at which they reimburse us for the prescription drugs that we provide to their members. Furthermore, the Medicare Prescription Drug Improvement and Modernization Act of 2003 included new prescription drug benefits for Medicare participants. Also, the proposed California state budget includes a proposed 10% across-the-board reduction in Medi-Cal reimbursements to pharmacies effective July 1, 2004. If the State of California implements these or similar reductions in reimbursement levels, our sales and gross profits could be significantly adversely affected. If third-party health plans continue to reduce their reimbursement levels, or if Medicare covers prescription drugs at reimbursement levels lower than our current retail prices, our margins on these sales will continue to be reduced, and our profitability will be adversely affected.

The significant investments we are making in our stores may not increase our sales and profitability, which could adversely affect our results of operations, financial condition and cash flows.

We are currently making significant investments in our stores in an effort to increase our sales and profitability. These investments include the installation of new digital photo equipment, technology, and remodels and other improvements to some existing stores. These investments require significant capital expenditures and human effort and are largely unprecedented at our company. We are uncertain about consumer reaction to these changes and therefore we cannot assure you that they will result in increased sales and profitability. A failure to increase our sales and profitability would adversely affect our results of operations, financial condition and cash flows.

Continued volatility in insurance related expenses and the markets for insurance coverage could have a material adverse affect on us.

The costs of most types of insurance, especially workers' compensation, employee benefits, director and officer and others have continued to rise, while the amount and availability of coverage have decreased. Claims costs for workers' compensation and other self-insured exposures have also increased. In fiscal 2004, for example, our insurance-related expenses increased $12.8 million, or 0.3% of sales, over fiscal 2003. These conditions have been exacerbated by rising health care costs, legislative changes, economic conditions and terrorism. If our insurance-related costs continue to increase significantly, or if we are unable to obtain adequate levels of insurance, our financial position and results of operations could be adversely affected.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in our relationship with this supplier could have a material adverse effect on our business.

We obtain approximately half of our total merchandise, including over 90% of our pharmaceuticals, from a single supplier, AmerisourceBergen, with whom we have a long-term supply contract. Any significant disruptions in our relationship with AmerisourceBergen, or deterioration in AmerisourceBergen's financial condition, could have a material adverse effect on us. Recent news reports indicate that federal regulatory and law enforcement agencies are investigating certain of AmerisourceBergen's business practices. If these or other investigations result in significant sanctions or penalties against AmerisourceBergen, or in significant changes to their business practices, they could have an adverse impact on our relationship with AmerisourceBergen and thereby adversely affect our business.

Our ability to attract and retain pharmacy personnel or develop alternate fill sources is important to the continued success of our business.

Our industry is continuing to experience a shortage of licensed pharmacists in the markets in which we operate. Our inability to attract and retain pharmacists and other key personnel could adversely affect us. In order to mitigate this risk we entered into a joint venture agreement with AmerisourceBergen to operate a central prescription fill center. The success of this fill center, which cannot be assured, is important to our ability to address the shortage of pharmacists, but additional efforts may be necessary to address this business issue. Other options may be costly or unavailable to us. Further, a significant disruption in our fill center's operations could worsen the effects of the pharmacist shortage and adversely affect our business.

We are subject to governmental regulations, procedures and requirements. Our noncompliance with, or a significant change in, these regulations could have a material adverse effect on us.

Our pharmacy and PBM businesses are subject to numerous federal, state and local regulations, many of which are new and developing. These include, but are not limited to, local registrations of pharmacies in the states where our pharmacies are located and applicable Medicare and Medicaid regulations. In addition, the Health Insurance Portability and Accountability Act, or HIPAA imposes certain requirements regarding the protection of confidential patient medical records and other information. Compliance with these regulations, particularly HIPAA, requires that we implement complex changes to our systems and processes. Failure to adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties. Furthermore, any new federal or state regulations or reforms, including healthcare reform initiatives or pharmacy benefit management regulation, could adversely affect us.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover some claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products and are significantly dependent upon suppliers to provide safe, government-approved and non-counterfeit products. Although we maintain professional liability and errors and omissions liability insurance, should a product liability issue arise, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, that we will be able to maintain this insurance on acceptable terms in the future or that the damage to our reputation in the event of a product liability issue will not have a material adverse effect on our business.

Our geographic concentration in the western United States presents certain risks that could adversely affect us.

Our stores, distribution centers and corporate offices are located in the western United States. Risks prevalent in this region include, but are not limited to, major earthquakes, periodic energy shortages and rising energy costs, and shipping and other transportation-related disruptions. Because of our geographic concentration, these risks could result in significant disruptions to our business or increased operating expenses.

Item 7A. ***Quantitative and Qualitative Disclosures of Market Risk***

Our major market risk exposure is changing interest rates. We use debt financing in combination with operating cash flows to support capital expenditures, acquisitions, working capital needs, dividend payments, share repurchases and other general corporate purposes. A portion of our debt ($50 million at January 29, 2004) bears interest at LIBOR-based rates, and therefore an increase in interest rates could increase our interest expense. We do not currently undertake any specific actions to cover our exposure to interest rate risk and we are not currently a party to any interest rate risk management transactions. We have not purchased and do not currently hold any derivative financial instruments. Depending on the interest rate environment and subject to approval by our board of directors, we may make use of derivative financial instruments or other interest rate management vehicles in the future.

A 10% change in interest rates (29 basis points on our floating-rate debt as of January 29, 2004) would have an immaterial effect on our earnings and cash flows and on the fair value of our fixed rate debt.

LONGS DRUG STORES CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 29, 2004	January 30, 2003
	Thousands Except Share Information	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,222	$ 40,195
Pharmacy and other receivables, net	163,950	135,610
Merchandise inventories, net	477,122	443,435
Deferred income taxes	41,848	32,131
Prepaid expenses and other current assets	13,373	11,290
Total current assets	736,515	662,661
Property:		
Land	106,326	107,175
Buildings and leasehold improvements	547,128	524,768
Equipment and fixtures	531,855	487,888
Total	1,185,309	1,119,831
Less accumulated depreciation	571,889	523,813
Property, net	613,420	596,018
Goodwill	82,085	82,085
Intangible assets, net	6,428	5,430
Other non-current assets	3,664	5,877
Total	$1,442,112	$1,352,071
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 296,741	$ 270,986
Employee compensation and benefits	109,386	92,185
Taxes payable	64,941	54,579
Current maturities of debt	91,870	2,348
Total current liabilities	562,938	420,098
Long-term debt	114,558	181,429
Deferred income taxes and other long-term liabilities	50,695	34,074
Commitments and Contingencies		
Stockholders' Equity:		
Common stock: par value $0.50 per share, 120,000,000 shares authorized, 37,544,000 and 38,501,000 shares outstanding	18,772	19,250
Additional capital	170,321	169,853
Unearned compensation	(2,525)	(4,562)
Retained earnings	527,353	531,929
Total stockholders' equity	713,921	716,470
Total	$1,442,112	$1,352,071

See notes to consolidated financial statements.

Item 8. *Financial Statements and Supplementary Data*

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED INCOME

	For the Fiscal Year Ended		
	January 29, 2004 (52 weeks)	January 30, 2003 (52 weeks)	January 31, 2002 (53 weeks)
	Thousands Except Per Share Amounts		
Sales	$4,526,524	$4,426,273	$4,304,734
Cost of sales	3,382,103	3,289,426	3,225,482
Gross profit	1,144,421	1,136,847	1,079,252
Operating and administrative expenses	1,000,994	990,209	912,600
Depreciation and amortization	83,595	77,736	78,193
Provision (benefit) for store closures and asset impairment	7,438	10,754	(1,682)
Legal settlements and other disputes	(7,007)	469	860
Operating income	59,401	57,679	89,281
Interest expense	13,898	14,018	15,475
Interest income	(519)	(983)	(1,459)
Income before income taxes and cumulative effect of accounting change	46,022	44,644	75,265
Income taxes	16,258	13,317	28,097
Income before cumulative effect of accounting change	29,764	31,327	47,168
Cumulative effect of accounting change (net of tax benefit of $16,410)	—	(24,625)	—
Net income	$ 29,764	$ 6,702	$ 47,168
Basic earnings per common share:			
Income before cumulative effect of accounting change	$ 0.80	$ 0.83	$ 1.26
Cumulative effect of accounting change (net of tax benefit of $0.43)	—	(0.65)	—
Net income	$ 0.80	$ 0.18	$ 1.26
Diluted earnings per common share:			
Income before cumulative effect of accounting change	$ 0.79	$ 0.82	$ 1.25
Cumulative effect of accounting change (net of tax benefit of $0.43)	—	(0.64)	—
Net income	$ 0.79	$ 0.18	$ 1.25
Dividends per common share	$ 0.56	$ 0.56	$ 0.56
Weighted average number of shares outstanding:			
Basic	37,213	37,937	37,443
Diluted	37,454	38,223	37,751

See notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the Fiscal Years Ended		
	January 29, 2004	January 30, 2003	January 31, 2002
		Thousands	
Operating Activities:			
Net income	$ 29,764	$ 6,702	$ 47,168
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	—	24,625	—
Depreciation and amortization	83,595	77,736	78,193
Provision (benefit) for store closures and asset impairment	7,438	10,754	(1,682)
Deferred income taxes and other	358	(2,468)	10,566
Stock awards and options, net	702	2,083	1,927
Common stock contribution to benefit plan	7,476	7,561	9,858
Changes in assets and liabilities:			
Pharmacy and other receivables	(28,340)	(12,631)	2,945
Merchandise inventories	(33,687)	(37,052)	17,956
Other assets	130	(6,694)	3,023
Current liabilities and other	54,703	(27,375)	32,284
Net cash provided by operating activities	122,139	43,241	202,238
Investing Activities:			
Capital expenditures and acquisitions	(113,999)	(93,944)	(117,126)
Proceeds from property dispositions	9,727	6,786	22,575
Net cash used in investing activities	(104,272)	(87,158)	(94,551)
Financing Activities:			
Proceeds from long-term borrowings	25,000	—	50,000
Repayments of long-term borrowings	(2,349)	(17,626)	(38,017)
Repayments of short-term borrowings	—	—	(20,000)
Repurchase of common stock	(20,023)	—	—
Dividend payments	(21,008)	(21,449)	(21,175)
Exercise of stock options	540	—	—
Net cash used in financing activities	(17,840)	(39,075)	(29,192)
Increase (decrease) in cash and cash equivalents	27	(82,992)	78,495
Cash and cash equivalents at beginning of year	40,195	123,187	44,692
Cash and cash equivalents at end of year	$ 40,222	$ 40,195	$ 123,187
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 13,823	$ 13,667	$ 14,834
Cash paid for income taxes	8,756	26,523	19,924
Non-cash investing and financing activities:			
Assets acquired through capital leases	$ —	$ 6,456	$ 4,381
Elimination of note payable in acquisition of RxAmerica	—	—	11,741

See notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

	Common Stock		Additional	Common Stock Contributions to Profit	Unearned	Retained	Total Stockholders'
	Shares	Amount	Capital	Sharing Plan	Compensation	Earnings	Equity
				Thousands			
Balance at January 25, 2001	**37,367**	**$18,683**	**$141,200**	**$ 7,695**	**$(4,466)**	**$520,683**	**$683,795**
Net income						47,168	47,168
Dividends ($0.56 per share)						(21,175)	(21,175)
Profit Sharing Plan:							
Issuance of stock for FY01 contribution	287	144	7,551	(7,695)			—
Stock portion of FY02 contribution				2,939			2,939
Contribution of stock to 401(k) plan	285	143	6,776				6,919
Stock awards, net of forfeitures	38	18	1,309		(1,426)		(99)
Amortization of restricted stock awards					1,885		1,885
Tax benefits related to stock awards			141				141
Balance at January 31, 2002	**37,977**	**18,988**	**156,977**	**2,939**	**(4,007)**	**546,676**	**721,573**
Net income						6,702	6,702
Dividends ($0.56 per share)						(21,449)	(21,449)
Employee Savings and Profit Sharing Plan:							
Issuance of stock for FY02 profit sharing contribution	120	60	2,879	(2,939)			—
Issuance of stock for 401(k) matching contributions	303	151	7,410				7,561
Stock awards, net of forfeitures	101	51	2,519		(2,729)		(159)
Amortization of restricted stock awards					2,174		2,174
Tax benefits related to stock awards			68				68
Balance at January 30, 2003	**38,501**	**19,250**	**169,853**	**—**	**(4,562)**	**531,929**	**716,470**
Net income						29,764	29,764
Dividends ($0.56 per share)						(21,008)	(21,008)
Employee Savings and Profit Sharing Plan:							
Issuance of stock for 401(k) matching contributions	415	208	7,268				7,476
Stock awards forfeitures, net of grants	(36)	(18)	(937)		356		(599)
Amortization of restricted stock awards					1,681		1,681
Stock options exercised	26	13	527				540
Tax expense related to stock awards and stock options, net			(380)				(380)
Repurchase of common stock	(1,362)	(681)	(6,010)			(13,332)	(20,023)
Balance at January 29, 2004	**37,544**	**$18,772**	**$170,321**	**$ —**	**$(2,525)**	**$527,353**	**$713,921**

See notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

The Company—Longs Drug Stores Corporation ("Longs" or the "Company"), through its wholly owned subsidiary, Longs Drug Stores California, Inc., operates retail drug stores in California, Hawaii, Colorado, Nevada, Washington and Oregon under the names Longs, Longs Drugs, Longs Drug Stores and Longs Pharmacy. The Company also operates a mail order pharmacy, acquired in April 2003, under the name American Diversified Pharmacies, Inc. In addition to prescription drugs, the Company's core front-end merchandise categories include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, convenience food and beverage items and greeting cards. The Company also sells merchandise in non-core categories such as gifts, seasonal items and sporting goods.

Longs Drug Stores California, Inc. also provides pharmacy benefit management (PBM) services through its wholly owned subsidiary, RxAmerica LLC. The PBM segment provides a range of services, including plan design and implementation, formulary management and claims administration to third-party health plans and other organizations.

Basis of Presentation—The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. Certain reclassifications have been made in the fiscal 2002 and 2003 financial statements to conform to the 2004 presentation. Such reclassifications included a reclassification of advertising expenses from operating and administrative expenses to cost of sales.

Fiscal Year—The Company operates on a 52/53-week fiscal year ending on the last Thursday in January. The fiscal years ended January 29, 2004 and January 30, 2003 each contained 52 weeks of operations. The fiscal year ended January 31, 2002 contained 53 weeks of operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Uncertainties regarding such estimates and assumptions are inherent in the preparation of the Company's financial statements and actual results may differ from those estimates and assumptions. The Company's significant accounting judgments and estimates include collectibility of receivables, valuation of inventories, depreciable lives and impairment of long-lived assets, reserves for store closures, vendor rebates and receivables, accrued expenses and self-insurance reserves.

Concentrations—The Company obtains approximately half of its total merchandise, including over 90% of its pharmaceuticals, from a single supplier, AmerisourceBergen Corporation ("AmerisourceBergen"), with whom the Company has a long-term supply contract.

The Company's stores, mail order pharmacy, distribution centers and corporate offices are located in the western United States, primarily in California.

Cash and cash equivalents include investments with original maturities of three months or less when purchased.

Pharmacy and other receivables primarily include amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), vendors and pharmacy benefit management customers. Receivables are stated net of allowances for uncollectible accounts, summarized as follows:

	Fiscal Year	
	2004	2003
	Millions	
Allowances for uncollectible accounts, beginning of year	$ 5.0	$ 3.1
Additions charged to expense	2.3	2.4
Deductions for accounts written off	(2.8)	(0.5)
Allowances for uncollectible accounts, end of year	$ 4.5	$ 5.0

Merchandise inventories are stated at the lower of cost or market value. Cost is determined using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $172.8 million and $171.4 million as of January 29, 2004 and January 30, 2003, respectively.

In fiscal years 2004 and 2002, certain LIFO inventory layers were liquidated, the after-tax effect of which increased net income by $2.3 million ($0.06 per diluted share) and $0.4 million ($0.01 per diluted share), respectively.

Property includes the major categories of land, buildings and leasehold improvements, and equipment and fixtures. Property is initially recorded at its cost, which is its estimated fair value if the property was acquired as part of an acquisition. The Company capitalizes costs that relate to the application and infrastructure development stage of software development, and includes such costs in equipment and fixtures. Costs for improvements that enhance the usefulness or extend the useful life of an asset are capitalized, as is interest incurred during asset construction or development periods. Repairs and maintenance costs are expensed as incurred.

Property is depreciated using the straight-line method over its estimated useful life. Useful lives are estimated at twenty to thirty-three years for buildings, the shorter of the estimated useful life or lease term for leasehold improvements and three to twenty years for equipment and fixtures.

Buildings and leasehold improvements include assets under capital leases of $10.8 million as of January 29, 2004 and January 30, 2003. The corresponding capital lease obligation is included in other current and long-term liabilities, depending on scheduled payment dates. The amount capitalized for assets under capital leases is the present value at the beginning of the lease term of the aggregate future minimum lease payments. The amortization of such assets is included in depreciation expense. Accumulated amortization on assets under capital leases was $0.9 million as of January 29, 2004 and $0.3 million as of January 30, 2003.

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. Effective with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 in first quarter of fiscal 2003 (see "New Accounting Pronouncements"), goodwill is not amortized, but is subject to impairment testing annually, or more frequently if events and circumstances indicate there may be an impairment.

Intangible assets consist primarily of purchased pharmacy customer lists, non-compete agreements and beverage licenses. Effective with the first quarter of fiscal 2003, intangible assets with indefinite useful lives are not amortized, but are subject to impairment testing annually, or more frequently if events and circumstances indicate there may be an impairment (see "New Accounting Pronouncements"). Intangible assets with finite useful lives are amortized over those useful lives.

Other non-current assets include the Company's investment in a joint venture with AmerisourceBergen. Through this joint venture, the Company and AmerisourceBergen operate a central prescription fill center in order to reduce prescription fill costs and to address an industry-wide shortage of pharmacists. The Company contributed approximately $3.3 million in cash in fiscal 2002 in return for a 50% interest in the joint venture. The Company uses the equity method of accounting for its investment in the joint venture. The joint venture's results of operations were not material to the Company's consolidated financial statements in any of the past three fiscal years.

Other non-current assets also include deferred debt issue costs, net of amortization. Debt issue cost amortization, which is a component of interest expense, was not material in any of the past three fiscal years.

Other long-term liabilities include deferred rent, capital lease obligations and store closure reserves.

Impairment of Long-Lived Assets—The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using its best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write such assets down to their estimated fair values if the carrying values of the assets exceed their related undiscounted expected future cash flows.

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment annually, or more frequently if events or changes in circumstances warrant. The Company performs its annual impairment testing during the fourth fiscal quarter, when updated financial projections are available. If the carrying values of such assets exceed their estimated fair values, the Company records an impairment loss to write the assets down to their estimated fair values.

Store-specific long-lived tangible assets and intangible assets with finite useful lives are evaluated at an individual store level, which is the lowest level at which independent cash flows can be identified. Corporate assets or other long-lived assets that are not store-specific are evaluated at a consolidated entity or segment level as appropriate. Goodwill is evaluated at a reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Geographic regional divisions within the retail drug store segment comprise the Company's reporting units. Fair values of beverage licenses are estimated based on quoted market prices. Fair values for all other long-lived assets are estimated based on the expected present value of future cash flows.

Store Closure Reserves—Effective with the adoption of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, on January 1, 2003 (see "New Accounting Pronouncements"), the Company recognizes a liability for costs associated with closing a store when the liability is incurred. The present value of expected future lease costs and other closure costs is recorded when the store is closed. Severance and other employee-related costs are recorded in the period in which the closure and related severance packages are communicated to the affected employees. Accretion of the discounted present value of expected future costs is recorded in operating and administrative expenses. Store closure reserves are periodically reviewed and, if necessary, adjusted based on changes in estimates about the amounts and timing of future sublease income.

Prior to January 1, 2003, the Company recorded the estimated costs associated with closing a store during the period in which management approved the store closure under a plan of termination, which included the method of disposition and the expected date of completion. Store closure costs included direct costs to terminate a lease and lease rental payments net of expected sublease income. Severance and other employee-related costs were recorded in the period in which the closure and related severance packages were communicated to the affected employees.

Fair Value of Financial Instruments—The carrying values of the Company's cash and cash equivalents, receivables and payables approximate their estimated fair values due to their short-term nature. To estimate the fair value of long-term debt, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. As of January 29, 2004 and January 30, 2003, the carrying values and estimated fair values of the Company's long-term debt (including the current maturities) were as follows:

	January 29, 2004	January 30, 2003
	Millions	
Carrying value of long-term debt	$206.4	$183.8
Estimated fair value of long-term debt	220.8	200.9

Revenue Recognition—The Company recognizes revenue from the sale of merchandise, net of an allowance for estimated returns, at the time the merchandise is sold. The allowance for sales returns is estimated based on the Company's historical experience.

Revenue from the PBM segment is recognized when the Company's RxAmerica subsidiary has completed its service obligations under its contracts, including the approval or denial of the authorization request to the participating pharmacy. RxAmerica does not take title to prescription drug inventories or assume substantial risks and rewards of inventory ownership or receivable collection. Accordingly, revenues from third-party health plans are recognized net of the reimbursements due to participating pharmacies. The Company does not recognize or otherwise reflect in its financial statements co-payments made to participating pharmacies by health plan members.

Cost of sales includes the acquisition cost of inventory sold (net of merchandise rebates and allowances), in-bound freight, receiving, warehousing, purchasing and distribution costs and advertising expenses (net of advertising rebates and allowances). Advertising costs are expensed as incurred and were $71.7 million, $59.5 million and $35.8 million, exclusive of rebates and allowances, in fiscal years 2004, 2003 and 2002, respectively.

Vendor Rebates and Allowances—Merchandise rebates and allowances are recognized as a reduction of cost of sales when the related inventory is sold. Advertising rebates and allowances are recognized as a reduction of advertising expense, a component of costs of sales, when the related advertising expense is incurred or the required performance is completed. Lump-sum payments received from vendors in connection with a contractual arrangement are deferred and recognized as a reduction of cost of sales over the contract term.

Operating and administrative expenses include costs for store and administrative payroll and benefits, facilities and occupancy, and other miscellaneous expenses.

Insurance—The Company maintains insurance coverage for significant exposures as well as those risks required to be insured by law. It is generally the Company's policy to retain a significant portion of certain losses related to workers' compensation, general liability, property losses, pharmacist liability, business interruptions and employee health care. Provisions for these items are recorded based upon the Company's estimates for claim costs incurred. The provisions are estimated in part by third parties and are based on claims experience, regulatory changes, an estimate of claims incurred but not yet reported and other relevant factors. Reserves for workers' compensation and general liability claims are discounted to their expected present value using an essentially risk-free interest rate.

New store opening costs, primarily labor, advertising and store supplies, are charged to expense as incurred.

Rent—Minimum rent expense, including fixed escalations, is recorded on a straight-line basis over the lease term. When a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recognized as deferred rent. As of January 29, 2004 and January 30, 2003, deferred rent of $20.6 million and $17.4 million, respectively, was included in long-term liabilities. Contingent rental payments, typically based on a percentage of sales, are recognized as an expense at the time the required sales levels are achieved.

Income taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

Stock-based compensation—The Company has two stock-based employee compensation plans, as described in Note 10. The Company accounts for stock-based employee compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, as allowed by SFAS No. 123, *Accounting for Stock-Based Compensation*. Stock awards are valued at fair market value at the date of grant, and are recorded as compensation expense over the vesting period. No compensation expense is recognized for employee stock options, because it is the Company's practice to grant stock options with an exercise price equal to the market price of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-based employee compensation:

	Fiscal Year		
	January 29, 2004	January 30, 2003	January 31, 2002
	Thousands, except per share amounts		
Net income, as reported	$29,764	$ 6,702	$47,168
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	650	1,209	1,072
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,905)	(3,328)	(1,308)
Pro forma net income	$26,509	$ 4,583	$46,932
Basic net income per share:			
As reported	$ 0.80	$ 0.18	$ 1.26
Pro forma	$ 0.71	0.12	$ 1.25
Diluted net income per share:			
As reported	$ 0.79	$ 0.18	$ 1.25
Pro forma	$ 0.71	0.12	$ 1.24

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Fiscal Year		
	2004	2003	2002
Dividend yield	2.60%	2.43%	2.34%
Expected volatility	38.74%	35.26%	30.18%
Risk-free interest rate	2.94%	3.64%	4.29%
Expected life (years)	5.0	5.0	5.0

Earnings per share – Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and dilutive common equivalent shares (restricted stock awards and stock options) outstanding during the period. The following is a reconciliation of the number of shares used in the Company's basic and diluted earnings per share computations:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Basic weighted average number of shares outstanding	37,213	37,937	37,443
Effect of dilution from:			
Restricted stock awards	170	191	201
Stock options	71	95	107
Diluted weighted average number of shares outstanding	37,454	38,223	37,751

The computations of diluted earnings per share in fiscal 2004, 2003 and 2002 exclude 2,638,323, 916,575 and 49,900 stock options, respectively, because their effect would have been anti-dilutive.

Comprehensive income equals net income for all periods presented.

New Accounting Pronouncements and Accounting Change—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, goodwill and certain other intangible assets deemed to have indefinite lives are no longer amortized, but must be tested for impairment annually, or more frequently if events and circumstances indicate there may be an impairment. The Company adopted SFAS No. 142 in the first quarter of fiscal 2003. Upon adoption of SFAS No. 142, the Company discontinued the amortization of goodwill with a carrying value of $123.3 million as of January 31, 2002, and of certain other intangible assets with indefinite lives. See Note 3 for a reconciliation of reported earnings and earnings per share for periods prior to the adoption of SFAS No. 142 to the amounts adjusted for the exclusion of amortization of goodwill and other intangible assets with indefinite lives, net of the related income tax effects.

As required by SFAS No. 142, the Company performed a transitional goodwill impairment test as of February 1, 2002, the date of adoption of the standard. Based on an independent valuation, the Company identified certain reporting units in its retail drug store segment that had experienced declines in their fair values below their net carrying values. Accordingly, the Company recognized a goodwill impairment charge of $41.0 million ($24.6 million or $0.65 per diluted share after tax) for these reporting units in the first quarter of fiscal 2003 as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 establishes accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company adopted SFAS No. 144 in the first quarter of fiscal 2003. The adoption of SFAS No. 144 did not have a significant impact on the Company's accounting and reporting for impairments or disposals of long-lived assets.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses accounting for restructuring and similar costs, including the costs associated with store closures. SFAS No. 146 supersedes previous accounting guidance, principally EITF Issue No. 94-3. The Company adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was generally recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 has resulted in changes in the timing of recognizing store closure costs as well as the amounts recognized. Such changes have not been significant to the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and the initial recognition and measurement requirements are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the EITF reached a consensus regarding EITF Issue No. 02-16, *Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor*. Issue No. 02-16 addresses the timing of recognition and classification of consideration received from vendors, including rebates and allowances. Issue No. 02-16 is effective for certain of the Company's vendor rebates and allowances commencing in November 2002 and others in January 2003. The adoption of Issue No. 02-16 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to address the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries. In December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R"). The requirements of FIN No. 46R are effective for interim and annual periods ending after March 15, 2004. The adoption of FIN No. 46R will not have a material impact on the Company's consolidated financial statements.

In July 2003, the EITF reach a consensus regarding EITF Issue No. 03-10, *Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers*. Issue No. 03-10 addresses whether sales incentives offered directly to consumers (for example, manufacturer coupons or mail-in rebates) are subject to the guidance in Issue No. 02-16. Issue No. 03-10 is effective for new arrangements, including modifications to existing arrangements, entered into or redeemed in fiscal periods beginning after November 2003. The adoption of Issue No. 03-10 had no impact on the Company's consolidated financial statements.

2. Provision (Benefit) for Store Closures and Asset Impairment

The provision (benefit) for store closures and asset impairments, a component of operating income, is summarized as follows:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Provision (benefit) for store closures, net	$3,542	$ 600	$(2,482)
Asset impairments	3,896	10,154	800
Total	$7,438	$10,754	$(1,682)

Store Closures

The following is a summary of the provision (benefit) for store closures and related reserves, which are included in long-term liabilities:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Reserve balance—beginning of year	$ 7,827	$12,551	$22,200
Provision for present value of noncancellable lease obligations of stores closed, net of estimated sublease income	1,367	—	—
Changes in assumptions about future sublease income and other lease related costs	2,175	600	(3,482)
Employee termination costs	—	—	1,000
Total provision (benefit) for store closures, net	3,542	600	(2,482)
Cash payments for lease related costs, net of sublease income	(1,825)	(5,324)	(7,167)
Reserve balance—end of year	$ 9,544	$ 7,827	$12,551

The Company periodically reviews store operating results and projections and makes decisions to close stores in the normal course of business. The Company recognizes costs associated with store closures when the related liabilities are incurred. In fiscal 2004, the Company closed 3 stores (one store was relocated) and recorded a provision for the present value of noncancellable lease payments, net of estimated future sublease income, of $1.4 million. In addition, a provision of $2.2 million was recorded related to changes in assumptions about estimated future sublease income for previously closed stores.

In fiscal 2003, the Company recorded a provision of $0.6 million related to changes in assumptions about estimated future sublease income for previously closed stores.

In fiscal 2002, the Company closed 18 stores, 14 of which were closed pursuant to a plan approved by the board of directors in January 2001 ("2001 Closure Plan"). The Company also recorded a provision in fiscal 2002 for employee termination costs of $1.0 million related to the stores included in the 2001 Closure Plan. Based on the results of store closure activities in fiscal 2002 and resulting changes in assumptions about estimated future costs, net of estimated future sublease income, a benefit of $3.5 million was recorded for the reduction of the reserve for store closures in fiscal 2002.

Asset Impairments

Following its accounting policy on asset impairments, the Company has identified certain underperforming stores with assets whose carrying values exceeded their related undiscounted expected future cash flows.

Accordingly, in fiscal 2004, the Company recorded impairment charges of $1.3 million in fiscal 2004 to write such assets down to their estimated fair values. Also during fiscal 2004, a provision of $1.5 million was recorded for asset impairments related to the write-off of abandoned information technology assets as well as an impairment of $1.1 million related to the long-lived assets of the stores closed during the year.

In fiscal 2003, the Company recorded $5.0 million of impairment charges for underperforming stores to write the related assets down to their estimated fair values. Also in fiscal 2003, the Company abandoned a targeted marketing database that was originally developed as a component of its e-retail strategy and recorded an impairment charge of $5.2 million to write off the remaining net book value of this database.

In fiscal 2002, the Company recorded impairment charges for underperforming stores of $0.8 million to write the related assets down to their estimated fair values.

3. Goodwill and Intangible Assets

All of the Company's goodwill and other intangible assets are included in the retail drug store segment. The changes in the net carrying value of goodwill for the fiscal years ended January 29, 2004 and January 30, 2003 were as follows:

	Fiscal Year	
	2004	2003
	Thousands	
Goodwill, beginning of year	$82,085	$123,306
Cumulative effect of adoption of SFAS No. 142 (see Note 1)	—	(41,035)
Impairment losses	—	(151)
Other adjustments	—	(35)
Goodwill, end of year	$82,085	$ 82,085

The Company's intangible assets other than goodwill include the following:

	Estimated Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
		Thousands		
As of January 29, 2004:				
Intangible assets subject to amortization:				
Pharmacy customer lists	1-5 years	$2,613	$(1,012)	$1,601
Non-compete agreements and other	2-5 years	106	(70)	36
Total		2,719	(1,082)	1,637
Intangible assets not subject to amortization:				
Beverage licenses	N/A	4,791	—	4,791
Total		$7,510	$(1,082)	$6,428
As of January 30, 2003:				
Intangible assets subject to amortization:				
Pharmacy customer lists	1-5 years	$1,121	$ (478)	$ 643
Non-compete agreements and other	2-5 years	91	(47)	44
Total		1,212	(525)	687
Intangible assets not subject to amortization:				
Beverage licenses	N/A	4,743	—	4,743
Total		$5,955	$ (525)	$5,430

Amortization expense for intangible assets with finite useful lives was $561 thousand, $287 thousand and $290 thousand in fiscal 2004, 2003 and 2002, respectively. Estimated annual amortization expense on these intangibles for each of the next five fiscal years is as follows (*in thousands*):

Fiscal Year 2005	$ 697
Fiscal Year 2006	385
Fiscal Year 2007	252
Fiscal Year 2008	224
Fiscal Year 2009	79
Total	$1,637

As discussed in Note 1, upon adoption of SFAS No. 142 the Company discontinued the amortization of goodwill with a carrying value of $123.3 million as of January 31, 2002 and of certain other intangible assets with indefinite lives. Following is a reconciliation of reported earnings and earnings per share to the amounts adjusted for the exclusion of amortization of goodwill and other intangible assets with indefinite lives, net of the related income tax effects.

	Fiscal Year		
	2004	2003	2002
	Thousands, except per share amounts		
Reported income before cumulative effect of accounting change	$29,764	$31,327	$47,168
Amortization of goodwill, net of tax	—	—	3,796
Amortization of other intangibles with indefinite lives, net of tax	—	—	271
Adjusted income before cumulative effect of accounting change	$29,764	$31,327	$51,235
Basic earnings per share:			
Reported income before cumulative effect of accounting change	$ 0.80	$ 0.83	$ 1.26
Amortization of goodwill, net of tax	—	—	0.10
Amortization of other intangibles with indefinite lives, net of tax	—	—	0.01
Adjusted income before cumulative effect of accounting change	$ 0.80	$ 0.83	$ 1.37
Diluted earnings per share:			
Reported income before cumulative effect of accounting change	$ 0.79	$ 0.82	$ 1.25
Amortization of goodwill, net of tax	—	—	0.10
Amortization of other intangibles with indefinite lives, net of tax	—	—	0.01
Adjusted income before cumulative effect of accounting change	$ 0.79	$ 0.82	$ 1.36

4. Debt

Debt at January 29, 2004 and January 30, 2003 consisted of the following:

	January 29, 2004	January 30, 2003
	Thousands	
Unsecured revolving line of credit, interest based on LIBOR (weighted average rate of 2.86% as of January 29, 2004), expires October 2004	$ 50,000	$ 25,000
Unsecured private placement notes, fixed interest rates ranging from 5.85% to 7.85%, mature at various dates through 2014	156,428	158,571
Other	—	206
Total debt	206,428	183,777
Less current maturities	91,870	2,348
Long-term portion	$114,558	$181,429

During the second quarter of fiscal 2004, the Company exercised an option to increase the borrowing capacity of its unsecured revolving line of credit, resulting in a $45 million increase to a total capacity (borrowings and letters of credit) of $195 million. Borrowings on the line of credit do not require repayment until the October 2004 expiration date. The Company intends to renew or replace the line of credit prior to expiration; nevertheless all amounts are classified as current liabilities because of the October 2004 expiration date. Letters of credit totaling $24.8 million were outstanding under the agreement as of January 29, 2004. The Company pays a quarterly commitment fee of 0.30% per annum on the unused portion of the line of credit ($120.2 million as of January 29, 2004).

The Company's debt agreements contain limits on borrowings and repurchases of the Company's stock, and various quarterly financial covenants that set maximum leverage ratios and minimum fixed charge and asset coverage ratios. The unsecured private placement notes may be redeemed prior to their scheduled maturity, subject to an early payment premium, and require securitization on the same basis as any secured borrowings the Company may enter into in the future. The agreements allowed for the exclusion of the $41.0 million cumulative effect of adopting SFAS No. 142 (see Note 1) in the computation of the fixed charge coverage ratio. As of January 29, 2004, the Company was in compliance with the restrictions and limitations included in these provisions.

Future minimum principal payments on long-term debt are as follows (*in thousands*):

Fiscal Year 2005	$ 91,870
Fiscal Year 2006	8,870
Fiscal Year 2007	45,870
Fiscal Year 2008	6,727
Fiscal Year 2009	36,727
Thereafter	16,364
Total	$206,428

Form 10-K

5. Leases

The Company leases most of its store properties and certain of its distribution centers and corporate office facilities. Most store leases have original non-cancelable terms of 15 to 25 years and contain renewal options covering up to 30 additional years in 5-year to 10-year increments. Store leases normally provide for minimum annual rent with provisions for additional rent based on a percentage of sales, and may contain escalation clauses. The total amount of the minimum rent is expensed on a straight-line basis over the lease term (see Note 1).

Net rental expense is summarized as follows:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Minimum rentals	$72,225	$64,288	$55,908
Contingent rentals	12,210	12,025	12,209
	84,435	76,313	68,117
Less sublease rental income	(2,851)	(2,132)	(1,667)
	$81,584	$74,181	$66,450

Minimum rental commitments for non-cancelable leases as of January 29, 2004 are as follows:

	Operating Leases	Capital Leases
	Thousands	
Fiscal Year 2005	$ 72,908	$ 1,016
Fiscal Year 2006	71,569	1,016
Fiscal Year 2007	68,916	1,022
Fiscal Year 2008	66,064	1,052
Fiscal Year 2009	62,287	1,069
Thereafter	660,009	19,887
Total minimum lease payments	$1,001,753	$ 25,062
Less amounts representing interest		(14,323)
Present value of capital lease obligations		$ 10,739
Less current portion		80
Long-term portion		$ 10,659

Total minimum lease payments on operating leases have not been reduced by minimum future sublease rentals of $14.2 million under non-cancelable subleases.

6. Commitments and Contingencies

As of January 29, 2004, the Company had outstanding commitments to purchase approximately $4.0 billion of merchandise inventory (primarily from AmerisourceBergen under a long-term supply contract) at various dates over the next five years for use in the normal course of business.

The Company has entered into agreements with its executive officers and other key employees that provide termination benefits in the event of certain change in control events. Total contingent termination benefits as of the end of fiscal 2004 were approximately $84.5 million. There have been no events that would trigger these benefits as of January 29, 2004.

On February 17, 2004 and March 23, 2004, two purported class action lawsuits entitled Darien Goddard, et al v. Longs Drug Stores Corporation, et al and David Robotnick v. Longs Drug Stores California, Inc. were filed in the Superior Court of California, Alameda County and the Superior Court of California, Los Angeles County, respectively. The lawsuits were filed by plaintiffs who are current or former store managers or assistant store managers on behalf of themselves and other similarly situated California store managers and assistant store managers. The lawsuits allege that the Company improperly classified such employees as exempt under California's wage and hour and unfair business practice laws and seek damages, penalties under California wage and hour laws, restitution, reclassification and attorneys' fees and costs. The Company is vigorously investigating and defending this litigation. Because the cases are in the very early stages, the financial impact to the Company, if any, cannot be predicted.

In addition to the lawsuits described above, the Company is subject to various lawsuits and claims arising in the normal course of its businesses. In the opinion of management, after consultation with counsel, the disposition of these matters arising in the normal course of the Company's business is not likely to have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial statements taken as a whole.

7. Employee Compensation and Benefits

The Company had approximately 22,900 full-time and part-time employees as of January 29, 2004. Virtually all full-time employees are covered by medical, dental and life insurance benefits paid primarily by the Company.

Employees who meet certain eligibility requirements are entitled to participate in the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan. The plan has a 401(k) component under which employees may make voluntary contributions, which are partially matched by the Company, and a profit sharing component. Eligible participants are entitled to a profit sharing benefit, funded entirely by the Company, if profits, as defined, call for a payment in excess of the 401(k) match. The Company's contributions to the plans, which may be made in cash or shares of Longs common stock, were as follows:

	Fiscal Year		
	2004	2003	2002
		Thousands	
401(k) matching	$7,264	$7,973	$6,538
Profit sharing	—	—	2,900
Total	$7,264	$7,973	$9,438

The Longs Drug Stores Corporation Deferred Compensation Plan of 1995 provides eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on dates selected by the participants in accordance with the terms of the plan. The plan provides for a total deferred compensation obligation under the plan of up to $30.0 million. The Company's deferred compensation obligation was $11.1 million and $8.3 million as of January 29, 2004 and January 30, 2003, respectively. As of February 1, 2004, current participants are no longer allowed to make contributions to the plan and no future participants will be admitted to the plan.

Form 10-K

8. Income Taxes

Income tax expense is summarized as follows:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Current:			
Federal	$ 9,174	$16,223	$17,740
State	5,052	4,623	4,358
	14,226	20,846	22,098
Deferred	2,032	(7,529)	5,999
Total	$16,258	$13,317	$28,097

The reconciliation between the federal statutory tax rate and the Company's effective tax rates is as follows:

	Fiscal Year		
	2004	2003	2002
Federal income taxes at statutory rate	35.00%	35.00%	35.00%
State income tax, net of federal benefits	4.78	4.20	5.14
Benefits of wage and other tax credits	(0.70)	(6.62)	(0.77)
Benefits of deductible dividends paid on employee stock ownership plan shares	(2.98)	(3.10)	(2.22)
Other	(0.77)	0.35	0.18
	35.33%	29.83%	37.33%

Significant components of the Company's deferred tax assets and liabilities are as follows:

	January 29, 2004	January 30, 2003
	Thousands	
Deferred Tax Assets:		
Employee compensation and benefits	$41,356	$32,909
Intangible assets	9,753	13,511
Inventories	3,510	—
Capitalized interest	3,327	2,856
Deferred rent	3,253	—
Tax credits	2,341	2,426
State income tax	1,760	973
Store closure reserves	1,521	4,290
Other	2,394	2,761
	69,215	59,726
Deferred Tax Liabilities:		
Property and depreciation	28,506	18,799
Federal effect of state income tax	4,304	3,904
Inventories	—	1,169
Other	4,461	1,878
	37,271	25,750
Net deferred tax asset	$31,944	$33,976

The Company has state tax credits of $2.3 million that may be carried forward for an indefinite period of time to offset future state taxable income.

9. Stockholders' Equity

Authorized capital stock consists of 120 million shares of common stock, $.50 par value, and 30 million shares of preferred stock. Each outstanding share of common stock includes a Preferred Stock Purchase Right (expiring in September 2006) which is exercisable only upon the occurrence of certain change in control events. There have been no events that would allow these rights to be exercised.

In February and March 2003, the Company repurchased 853,100 shares of its common stock at a total cost of $12.0 million to complete a share repurchase program authorized by the Board of Directors in November 1999. In March 2003, the Company's Board of Directors authorized the repurchase of up to 2,000,000 additional shares of Company stock through January 2008, for a maximum total expenditure of $50 million. The Company repurchased 509,100 shares under the new authorization in March 2003 at a total cost of $8.0 million. The Company did not repurchase any of its common stock in fiscal 2003 or 2002.

10. Stock Incentive Plans

The Company has two separate plans under which it may grant options to purchase shares of the Company's common stock and other awards of common stock or common stock appreciation rights to key employees. The 1995 Long Term Incentive Plan, as amended, authorized the issuance of 3,400,000 shares of common stock in the form of stock options, incentive stock options and stock awards. The Non-Executive Long Term Incentive Plan, as amended, authorized the issuance of 3,000,000 shares of common stock of the Company and contains similar provisions to those of the 1995 Long Term Incentive Plan, except that it does not allow for incentive stock options or grants to officers or directors of the Company. As of January 29, 2004, there were 1,761,202 shares of common stock available for grant under the two plans.

Stock Options

Generally, stock options are granted with an exercise price not less than 100% of the closing market price on the date of the grant. The Company's options generally vest over a period of 4 years and have a maximum term of 10 years. The Company's stock option award plans contain provisions for automatic vesting upon a change of control.

Following is a summary of stock option activity:

	Options Outstanding		Options Exercisable	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 25, 2001	569,250	$20.10		
Granted (weighted average fair value $6.42)	99,900	23.74		
Forfeited	(28,600)	19.44		
Outstanding at January 31, 2002	640,550	$20.70	18,000	$20.00
Granted (weighted average fair value $6.71)	3,012,800	23.08		
Forfeited	(68,400)	21.69		
Outstanding at January 30, 2003	3,584,950	$22.68	155,500	$22.76
Granted (weighted average fair value $5.54)	827,900	19.12		
Exercised	(26,790)	20.17		
Forfeited	(411,070)	22.22		
Outstanding at January 29, 2004	3,974,990	$22.00	978,460	$22.73

Following is a summary of options outstanding and exercisable as of January 29, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$15.22 to $16.73	486,600	9.3	$15.85	—	—
$19.35 to $21.06	363,315	5.7	19.58	145,935	$19.70
$21.69 to $23.38	2,609,175	8.1	22.86	743,775	22.87
$24.40 to $26.60	515,900	8.3	25.20	88,750	26.60
	3,974,990	8.1	22.00	978,460	22.73

Stock Awards

Stock awards are valued at fair market value at the date of grant and are recorded as compensation expense over the vesting period. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, transfer of ownership of the shares is dependent on continued employment for periods of one to five years. Unearned compensation expense related to restricted stock awards was $2.5 million and $4.6 million as of January 29, 2004 and January 30, 2003, respectively, and has been reflected as a reduction of stockholders' equity.

Following is a summary of stock award activity:

	Fiscal Year		
	2004	2003	2002
Stock awards outstanding, beginning of year	399,500	355,600	356,400
Granted	10,000	123,300	58,700
Vested	(68,871)	(54,382)	(34,400)
Forfeited	(56,829)	(25,018)	(25,100)
Stock awards outstanding, end of year	283,800	399,500	355,600

11. Segment Information

The Company operates in two business segments, retail drug stores and pharmacy benefit management ("PBM"). These segments were identified based on their separate and distinct products and services, technology, marketing strategies and management reporting. Management evaluates the segments' operating performance separately and allocates resources based on their respective financial condition, results of operations and cash flows. The accounting policies for the segments are the same as those described in Note 1. Inter-segment transactions and balances are eliminated in consolidation.

Pharmacy is the cornerstone of the retail drug store segment, complemented by such core front-end categories as cosmetics, over-the-counter medications, photo and photo processing, food and beverage items and health and beauty products. As of January 29, 2004, the retail drug store segment operated 470 retail stores in six western states under the names Longs, Longs Drugs, Longs Drug Stores and Longs Pharmacy; and one mail order pharmacy, acquired in April 2003, under the name American Diversified Pharmacies.

The PBM segment, operated through the Company's RxAmerica subsidiary, contracts with drug manufacturers, third-party health plans and retail pharmacies to provide a range of services to third-party health plan members, including pharmacy benefit plan design and implementation, formulary management and claims administration.

Prior to the Company's September 2001 acquisition of 100% ownership in RxAmerica, the Company operated in one business segment, retail drug stores. RxAmerica was a joint venture between the Company and Albertson's Inc., and the Company accounted for its interest in the joint venture using the equity method of accounting. Therefore, PBM segment results for the fiscal year ended January 31, 2002 reflect RxAmerica's operations after the Company's acquisition of 100% ownership in the PBM in September 2001.

The following table summarizes significant financial information by segment:

	January 29, 2004	January 30, 2003	January 31, 2002
		Thousands	
Sales:			
Retail Drug Stores	$4,499,094	$4,402,964	$4,296,821
Pharmacy Benefit Management	27,430	23,309	7,913
Consolidated Totals	$4,526,524	$4,426,273	$4,304,734
Operating Income:			
Retail Drug Stores	$ 47,524	$ 47,788	$ 84,675
Pharmacy Benefit Management	11,877	9,891	4,606
Consolidated Totals	$ 59,401	$ 57,679	$ 89,281
Total Assets:			
Retail Drug Stores	$1,367,410	$1,299,967	$1,360,492
Pharmacy Benefit Management	76,222	53,710	52,176
Inter-segment Eliminations	(1,520)	(1,606)	(1,077)
Consolidated Totals	$1,442,112	$1,352,071	$1,411,591

The retail drug store segment accounts for substantially all of the Company's depreciation and amortization, provision for store closures and asset impairments, legal settlements and other disputes, and capital expenditures.

Consolidated total sales include the following product and service types:

	Fiscal Year		
	2004	2003	2002
		Thousands	
Pharmacy sales	$2,082,024	$1,955,880	$1,869,471
Front-end sales	2,417,070	2,447,084	2,427,350
Pharmacy benefit management revenues	27,430	23,309	7,913
Consolidated total sales	$4,526,524	$4,426,273	$4,304,734

Form 10-K

12. Selected Quarterly Information (Unaudited)

Summarized quarterly results of operations for the years ended January 29, 2004 and January 30, 2003 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	Thousands except per share data				
Year ended January 29, 2004					
Sales	$1,103,130	$1,109,463	$1,087,293	$1,226,638	$4,526,524
Gross profit	285,107	288,039	274,004	297,271	1,144,421
Net income	5,833	5,260	5,230	13,441	29,764
Diluted earnings per share	0.16	0.14	0.14	0.36	0.79
Year ended January 30, 2003					
Sales	$1,089,829	$1,101,630	$1,064,470	$1,170,344	$4,426,273
Gross profit	276,028	284,262	276,788	299,769	1,136,847
Income before cumulative effect of accounting change	10,970	10,941	2,988	6,428	31,327
Net income (loss)	(13,655)	10,941	2,988	6,428	6,702
Diluted earnings per share:					
Income before cumulative effect of accounting change	0.29	0.29	0.08	0.17	0.82
Net income (loss)	(0.36)	0.29	0.08	0.17	0.18

Net income for the fourth quarter of fiscal 2004 included pre-tax charges of $5.5 million ($3.3 million after-tax, or $0.9 per diluted share) to increase its self-insurance reserves as the result of a third-party actuarial study completed in the fourth quarter and $4.9 million ($2.9 million after-tax, or $0.08 per diluted share) for store closures and asset impairments. In addition, the Company recorded gains of $7.0 million ($4.2 million after-tax, or $0.11 per diluted share) resulting from the settlement of two legal matters during the quarter and recognized a benefit of $3.6 million ($2.1 million after-tax, or $0.06 per diluted share) in gross profit relating to the resolution of a pricing dispute with a vendor.

Net income in the second quarter of fiscal 2004 included pre-tax charges of $3.7 million ($2.3 million after-tax, or $0.06 per diluted share) for costs associated with a voluntary separation program for store managers, $2.6 million ($1.5 million after-tax, or $0.04 per diluted share) of accelerated depreciation for the abandonment of a pharmacy system and $2.5 million ($1.5 million after-tax, or $0.04 per diluted share) for store closures and asset impairments; offset by a gain of $2.0 million ($1.2 million after-tax, or $0.03 per diluted share) on the sale of property.

Net income in the first quarter of fiscal 2004 included pre-tax charges of $3.4 million ($2.1 million after-tax, or $0.06 per diluted share) for costs associated with a reduction in administrative workforce and consolidation of facilities and $2.6 million ($1.5 million after-tax, or $0.04 per diluted share) of accelerated depreciation for the abandonment of a pharmacy system; offset by a gain of $1.0 million ($0.6 million after-tax, or $0.02 per diluted share) on the sale of property.

Net income for the fourth quarter of fiscal 2003 included a pre-tax provision for store closures and asset impairments of $10.8 million ($6.4 million after-tax, or $0.17 per diluted share), offset by income tax credits of $2.5 million ($0.07 per diluted share) resulting from the completion of certain tax projects.

Upon adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, in the first quarter of fiscal 2003, the Company recognized a transitional goodwill impairment charge of $41.0 million ($24.6 million or $0.65 per diluted share after tax) as the cumulative effect of a change in accounting principle (see Note 1).

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Longs Drug Stores Corporation:

We have audited the accompanying consolidated balance sheets of Longs Drug Stores Corporation and subsidiaries (the "Company") as of January 29, 2004 and January 30, 2003, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three fiscal years in the period ended January 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Longs Drug Stores Corporation and subsidiaries at January 29, 2004 and January 30, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

San Francisco, California
March 26, 2004

Form 10-K

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of January 29, 2004, the end of the period covered by this annual report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective and adequate to provide reasonable assurance that material information relating to the Company would be made known to them on a timely basis.

There have been no changes in the Company's internal controls over financial reporting that occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2004 annual meeting of stockholders and is incorporated herein by reference.

Item 11. ***Executive Compensation***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2004 annual meeting of stockholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2004 annual meeting of stockholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2004 annual meeting of stockholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2004 annual meeting of stockholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

Financial Statements and Schedules

(a)(1) The Financial Statements are filed with this Form 10-K at pages 31 to 52.

(a)(2) No schedules are required under the applicable instructions or are inapplicable and have therefore been omitted.

(a)(3) EXHIBITS

Exhibit No.

3. Articles of Incorporation and By-Laws

   a. Restated Articles of Incorporation, amended June 3, 1997, as incorporated herein by reference, as previously filed with the Commission on September 12, 1997, as Exhibit 1 to Form 10-Q.

   b. Amended By Laws of Longs Drug Stores Corporation, dated November 18, 2003, is incorporated herein by reference, as previously filed with the Commission on December 12, 2003, as Exhibit 3.2 to Form 10-Q

10. Material Contracts

   a. The Longs Drug Stores Corporation Deferred Compensation Plan of 1995 is incorporated herein by reference as previously filed with the Commission on June 6, 1995, on Form S-8, Registration No. 033-60005.*

   b. Renewals of the Agreements for Termination Benefits dated August 22, 1996, are incorporated herein by reference as previously filed with the Commission on December 6, 1996, on Form 10-Q as Exhibit 1, as executed by the Chairman, CEO and President; Exhibit 2, as executed by the Senior Vice Presidents, Vice Presidents, District Managers and the Treasurer; and Exhibit 3, as executed by Select Key Executives and Store Managers.*

   c. Shareholder Rights Agreement of Longs Drug Stores Corporation dated August 20, 1996 is incorporated herein by reference as previously filed with the Commission on September 16, 1996, as Exhibit 1 to Form 8-K

   d. Employment agreement between the Company and Steven F. McCann, Senior Vice President, Chief Financial Officer, and Treasurer, dated April 17, 2000 is incorporated by reference as previously filed with the Commission on September 11, 2000, as Exhibit 10.1 to Form 10-Q.*

   e. Amendment to Shareholder Rights Agreement of Longs Drug Stores Corporation dated August 15, 2000, between the Company and Chase Mellon Shareholder Services, L.L.C. is incorporated herein by reference as previously filed with the Commission on December 11, 2000, as Exhibit 4(a) to Form 10-Q.

   f. Amendments to the Longs Drug Stores Corporation Deferred Compensation Plan of 1995 is incorporated herein by reference as previously filed with the Commission on April 13, 2001, as Exhibit 10(d) to Form 10-K.*

   g. Employment agreement between the Company and Linda M. Watt, Senior Vice President of Human Resources, dated June 7, 2001 is incorporated by reference as previously filed with the Commission on September 7, 2001, as Exhibit 10.1 to Form 10-Q.*

   h. Amended and Restated Credit Agreement Dated as of October 12, 2001, between Longs Drug Stores California, Inc. and the lenders thereunder, is incorporated herein by reference as previously filed with the Commission on December 7, 2001, as Exhibit 10(a) to Form 10-Q.

Exhibit No.

i. Employment agreement between the Company and Todd J. Vasos, Senior Vice President—Marketing, dated November 21, 2001, is incorporated herein by reference as previously filed with the Commission on April 17, 2002, as Exhibit 10(l) to Form 10-K.*

j. Separation agreement between the Company and Stephen D. Roath, President and Chief Executive Officer, dated February 26, 2002, is incorporated herein by reference as previously filed with the Commission on June 14, 2002, as Exhibit 10.1 to Form 10-Q.

k. Amendment to employment agreement between the Company and Steven F. McCann, Senior Vice President, Chief Financial Officer and Treasurer, dated May 22, 2002, is incorporated herein by reference as previously filed with the Commission on September 16, 2002, as Exhibit 10.1 to Form 10-Q.

l. Amendment to separation agreement between the Company and Stephen D. Roath, President and Chief Executive Officer, dated July 24, 2002, is incorporated herein by reference as previously filed with the Commission on September 16, 2002, as Exhibit 10.2 to Form 10-Q.*

m. The Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, as amended, is incorporated herein by reference as previously filed with the Commission on August 29, 2002, on Form S-8, Registration No. 333-98913.

n. Separation agreement between the Company and Ronald Lovelady, Senior Vice President and Regional Manager, dated October 23, 2002, is incorporated herein by reference as previously filed with the Commission on December 16, 2002, as Exhibit 10.1 to Form 10-Q.*

o. Employment agreement between the Company and Warren F. Bryant, President and Chief Executive Officer, dated October 30, 2002, is incorporated herein by reference as previously filed with the Commission on December 16, 2002, as Exhibit 10.2 to Form 10-Q.

p. Separation agreement between the Company and Brian Kilcourse, Senior Vice President—Chief Information Officer, dated December 23, 2002, is incorporated herein by reference as previously filed with the Commission on April 18, 2003, as Exhibit (r) to Form 10-K.*

q. Separation agreement between the Company and James Famini, Senior Vice President and Regional Manager, dated January 2, 2003, is incorporated herein by reference as previously filed with the Commission on April 18, 2003, as Exhibit (s) to Form 10-K.

r. The Longs Drug Stores Corporation Non-Executive Long-Term Incentive Plan, as amended, is incorporated by reference as previously filed with the Commission on April 18, 2003, as Exhibit (t) on Form 10-K.

s. Employment agreement between the Company and Bruce E. Schwallie, Senior Vice President—Pharmacy and Business Development, dated February 1, 2002, is incorporated herein by reference as previously filed with the Commission on April 18, 2003, as Exhibit (u) to Form 10-K.

t. Separation agreement between the Company and Terry D. Burnside, Senior Vice President and Chief Operating Officer, dated March 26, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.1 to Form 10Q.*

u. Employment agreement between the Company and Michael M. Laddon, Senior Vice President, Chief Information Officer, dated February 25, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.2 to Form 10-Q.*

v. Employment agreement between the Company and William J. Rainey, Senior Vice President, General Counsel, dated March 18, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.3 to Form 10-Q.*

w. Second Amendment to the Amended and Restated Credit Agreement between the Company and the lenders thereunder, dated April 30, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.4 to Form 10-Q.*

x. Longs Drug Stores Corporation 2003 Executive Incentive Plan, as approved by stockholders on May 20, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.1 to Form 10-Q.

y. Amendment to the Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, as approved by stockholders on May 20, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.2 to Form 10-Q.*

z. Employment agreement between Longs Drug Stores California, Inc. and Richard W. Dreiling, Executive Vice President, Chief Operations Officer, dated July 8, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.3 to Form 10-Q.*

aa. Form of Agreement for Termination Benefits in the Event of a Change in Corporate Control between Longs Drug Stores California, Inc. and employees at a Senior Vice President level or above, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.4 to Form 10-Q.*

bb. Form of Retention Agreement between Longs Drug Stores California, Inc. and employees at a Senior Vice President level or above, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.5 to Form 10-Q.*

cc. First Amendment to Employment Agreement between Warren F. Bryant, Longs Drug Stores Corporation and Longs Drug Stores California, Inc., dated March 2, 2004.*

dd. Form of Indemnification Agreement between Longs Drug Stores Corporation and directors of Longs Drug Stores Corporation.

ee. Form of Indemnification Agreement between Longs Drug Stores Corporation and officers of Longs Drug Stores Corporation.

ff. Form of Indemnification Agreement between Longs Drug Stores California, Inc. and directors and officers of Longs Drug Stores California, Inc.

21. Subsidiaries of the Registrant

23. Independent Auditors' Consent

31. Certification of the Chief Executive Officer and the Chief Financial Officer of Longs Drug Stores Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

32. Certification of the Chief Executive Officer and the Chief Financial Officer of Longs Drug Stores Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

---

* Indicates a management contract or compensatory plan arrangement.

** These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. §1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference to any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) REPORTS ON FORM 8-K

On November 7, 2003, we filed a Current Report on Form 8-K related to a press release regarding our October 2003 sales results.

On November 19, 2003, we filed a Current Report on Form 8-K related to a press release regarding our third quarter of fiscal 2004 financial results and fourth quarter and full year fiscal 2004 financial projections.

On December 5, 2003, we filed a Current Report on Form 8-K related to a press release regarding our November 2003 sales results.

On January 12, 2004, we filed a Current Report on Form 8-K related to a press release regarding our December 2003 sales results.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGS DRUG STORES CORPORATION
(Registrant)

Date April 12, 2004

/s/ S. F. MCCANN

(S. F. McCann)
Senior Vice President,
Chief Financial Officer and Treasurer

Date April 12, 2004

/s/ R. L. CHELEMEDOS

(R. L. Chelemedos)
Vice President—Controller and Assistant Secretary
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. F. BRYANT **(W. F. Bryant)**	Chairman, President and Chief Executive Officer	April 12, 2004
/s/ L. T. BARNES, JR. **(L. T. Barnes, Jr.)**	Director	April 12, 2004
/s/ W. L. CHENEVICH **(W. L. Chenevich)**	Director	April 12, 2004
/s/ M. H. DASHE **(M. H. Dashe)**	Director	April 12, 2004
/s/ D. E. KNAPP **(D. E. Knapp)**	Director	April 12, 2004
/s/ R. M. LONG **(R. M. Long)**	Chairman Emeritus and Director	April 12, 2004
/s/ M. S. METZ, PH.D. **(M. S. Metz, Ph.D.)**	Director	April 12, 2004

Signature	Title	Date
/s/ R. A. PLOMGREN **(R. A. Plomgren)**	Retired Senior Vice President and Director	April 12, 2004
/s/ H. R. SOMERSET **(H. R. Somerset)**	Director	April 12, 2004
/s/ D. L. SORBY, PH.D. **(D. L. Sorby, Ph.D.)**	Lead Director	April 12, 2004
/s/ F. E. TROTTER **(F. E. Trotter)**	Director	April 12, 2004
/s/ A. G. WAGNER **(A. G. Wagner)**	Director	April 12, 2004

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Warren F. Bryant, certify that:

1. I have reviewed this annual report on Form 10-K of Longs Drug Stores Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 12, 2004

/s/ WARREN F. BRYANT

Warren F. Bryant
Chairman, President and Chief Executive Officer

A signed original of this written statement required by Section 302 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven F. McCann, certify that:

1. I have reviewed this annual report on Form 10-K of Longs Drug Stores Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 12, 2004

/s/ STEVEN F. MCCANN

Steven F. McCann
Senior Vice President, Chief Financial Officer and Treasurer

A signed original of this written statement required by Section 302 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Longs Drug Stores Corporation (the "Company") hereby certify, to such officers' knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended January 29, 2004 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 12, 2004

/s/ WARREN F. BRYANT

Warren F. Bryant
Chairman, President and Chief Executive Officer

Date: April 12, 2004

/s/ STEVEN F. MCCANN

Steven F. McCann
Senior Vice President, Chief Financial Officer and Treasurer

A signed original of this written statement required by Section 906 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Form 10-K

Board of Directors

Leroy T. Barnes, Jr. [1][3]
Vice President and Treasurer
PG&E Corporation

Warren F. Bryant
Chairman, President and Chief Executive Officer

William L. Chenevich [1]
Vice Chairman
U.S. Bancorp

Murray H. Dashe [1]
Chairman of the Board, Chief Executive Officer and President
Cost Plus, Inc.

Duane E. Knapp [1][2]
President
BrandStrategy™, Inc.

Robert M. Long
Chairman Emeritus

Mary S. Metz, Ph.D. [1][3]
President
S.H. Cowell Foundation

Ronald A. Plomgren [4]
Former Senior Vice President and Chief Financial Officer

Harold R. Somerset
Business Consultant

Donald L. Sorby, Ph.D. [2][3]
Lead Director
Dean Emeritus
School of Pharmacy
University of the Pacific

Frederick E. Trotter [1][2][4]
President
F. E. Trotter, Inc.

Anthony G. Wagner [2][3]
Retired

Senior Officers

Warren F. Bryant
Chairman, President and Chief Executive Officer

Richard W. Dreiling
Executive Vice President
Chief Operations Officer

Bruce E. Schwallie
Executive Vice President
Chief Merchandising Officer

Martin A. Bennett
Senior Vice President
Stores

Michael M. Laddon
Senior Vice President
Chief Information Officer

Steven F. McCann
Senior Vice President, Chief Financial Officer and Treasurer

William J. Rainey
Senior Vice President
General Counsel and Secretary

Gerald H. Saito
Senior Vice President
Hawaii District Manager

Todd J. Vasos
Senior Vice President
Marketing

Linda M. Watt
Senior Vice President
Human Resources

Company Executives

Al A. Arrigoni
Vice President
Construction

Marlon D. Bradford
Group Vice President
Store Operations

- Bruno N. Amedore
  Vice President
  District Manager

- Robert M. Carmellini
  District Manager

- Gina M. DeSantis-Hisel
  District Manager

- Charles J. Dub
  District Manager

- Craig R. Thomsen
  District Manager

Roger L. Chelemedos
Vice President and Controller

David J. Fong
Group Vice President
Managed Care and Compliance

Stephen W. Fryslie
Group Vice President
Store Operations

- John J. Armstrong, Jr.
  Vice President
  District Manager

- Ann Coeur
  Vice President
  District Manager

---

(1) Audit and Finance Committee
(2) Compensation Committee
(3) Governance and Nominating Committee
(4) Not standing for reelection

Company Executives

Jill A. Gridley
District Manager

Lucy C. Maehl
District Manager

Salvador Petrucelli
Vice President
District Manager

Randy C. Vipond
District Manager

John Gardynik
Group Vice President
RxAmerica

Lawrence J. Gatta, Jr.
Group Vice President
Marketing

Christopher C. Gong
Vice President
Pharmacy Operations

Timothy A. Hansen
Vice President
Real Estate

Debra Jensen
Vice President
Business Information Services

Alan J. Pope
Vice President and
Assistant General Counsel

Edward R. Puskas
Vice President
Information Technology

Company Executives

Joseph Smoliga, Jr.
Vice President
Distribution and Logistics

Daniel R. Thorson
Vice President
Financial Planning and Analysis

W. Allan Torres
Group Vice President
Store Operations

John A. Bogdanowicz
District Manager

Vincent J. De Crisce
District Manager

Mary Patricia Fuhring
District Manager

Alex M. Kato
District Manager

Ralph R. Ramsey
District Manager

George J. White
Vice President
District Manager

Grover L. White
Vice President
Administration
and Special Projects

Corporate and Stockholder Information

Corporate Offices
141 North Civic Drive
Walnut Creek, California 94596
925-937-1170

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Toll Free: 1-800-401-1957

Common Shares
LDG
LISTED
NYSE
Common shares of
Long Drug Stores Corporation
are traded on the New York Stock
Exchange under the symbol LDG

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

Annual Meeting
Tuesday, May 25, 2004
11:00 a.m. (PDT)
Shadelands Arts Center
111 North Wiget Lane
Walnut Creek, CA 94596

Investor Contact
Phyllis Proffer
Investor Relations
Longs Drug Stores Corporation
141 North Civic Drive
Walnut Creek, California 94596
925-979-3979
pproffer@longs.com

Web Site
www.longs.com

Longs Drug Stores Corporation, 141 N. Civic Drive, Walnut Creek, CA 94596